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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sandvik

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 01463 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/2/07

082-01465

Sandvik Annual Report 2006

ARIS
12-31-06

Sandvik's business concept and strategy

Sandvik is a high-technology engineering group with advanced products and a world-leading position in selected areas. The Group is represented in 130 countries and has about 42,000 employees and sales of approximately SEK 72 billion. Operations are based on unique expertise in materials technology and knowledge of the customer's processes. Operations are divided into three core areas:

- Tools in cemented carbide and high-speed steel for metal cutting, blanks and components in cemented carbide and other hard materials.
- Equipment and tools for the mining and construction industries.
- Stainless and high-alloy materials, special metals, resistant materials and process systems.

CULTURE AND CORE VALUES

Sandvik's 42,000 employees speak many different languages and have varying ethnic backgrounds. However, they all share a common platform in Sandvik's three core values – Open Mind, Fair Play and Team Spirit.

SPECIALIZATION AND DECENTRALIZATION

Sandvik has highly developed specialist knowledge within its business areas, which work close to customers to develop the best solutions in cooperation with them. Key business decisions are made within each business area.

LEADERSHIP AND FOCUS

Sandvik's operations are primarily concentrated to areas or segments in which Sandvik is, or has the potential to become, a world leader. Acquisitions of complementary companies strengthen the Group's positions in its strategic areas.

PRODUCTIVITY AND PROFITABILITY

Sandvik's business concept is to develop, manufacture and market highly processed products and solutions that contribute to improve the productivity and profitability of our customers.

LONG-TERM APPROACH AND WILLINGNESS TO CHANGE

Sandvik's history confirms to the Group's long-term approach. We have achieved 10% annual growth over the past ten years, based on slightly more than 5% organic growth and the remainder through acquisitions. Our ability to adapt and change is a key success factor.

CUSTOMER VALUE AND RELIABILITY

Through Sandvik's close cooperation with customers, we can offer optimal solutions to enhance customer value. The Group's comprehensive global organization ensures that customers have a reliable partner in Sandvik.

WORLD-CLASS PRODUCTION

By conducting key operations such as production and R&D in-house, the high performance and quality standards of our products are assured. The efficiency of our production is absolutely world-class.

SPEED AND BREADTH

Sandvik's logistics are based on a limited number of large, strategically located distribution centers and warehouses that enable Sandvik to offer both the greatest possible speed and breadth in our product offering.

GOAL ORIENTED RESEARCH AND DEVELOPMENT

For Sandvik, the research and development process means leading-edge technology, strong patent activity, high added value and maximum customer value. R&D operations also cover our production processes, facilitating significant efficiency enhancements of the product range.

Sandvik
Annual Report 2006

Sandvik Aktiebolag; (publ) Corporate registration number 556000-3468

CONTENTS **PAGE**

Letter from the President and CEO 2
The Sandvik share 4
Report of the Directors 6
Group summary review 6
Earnings, returns and financial position 7
Market conditions 9
Order intake and sales 10
Business areas and changes in the Group 11
Research, development and quality assurance 14
Personnel 17
Environmental and social objectives 19
Consolidated financial statements 21
Income statement 21
Balance sheet 22
Changes in equity 24
Cash-flow statement 25
Parent Company financial statements 27
Income statement 27
Balance sheet 28
Changes in equity 30
Cash-flow statement 31
Comments and notes to the financial statements 32
Sandvik's risks and risk management 32
Accounting policies 38
Notes register 51
Notes 52
The Board's statement on its dividend proposal 75
Proposed appropriation of profits 76
Audit report 77
Sustainability report 78
Corporate governance report 84
Board of Directors and auditors 92
Group Executive Management and Group staffs 94
Financial key figures 95
Annual Meeting. Payment of dividend 96
Annual report. Financial information 96

In addition to the financial information in the Annual Report, Sandvik presents the Group in a separate publication, The Sandvik World, which is distributed to shareholders in April 2007. Information on the Group is also available on www.sandvik.com

Global growth and strong earnings trend

- Order intake SEK 77,708 M, up 16% from the preceeding year for comparable units, excluding currency effects.
- Net profit for the period +27%, SEK 8,107 M.
- Earnings per share +30%, SEK 6.45.
- Proposal for increased dividend of SEK 3.25 (2.70) and an extra distribution of SEK 3.00 per share.

Sandvik had another strong year in 2006. Sales reached SEK 72 billion following growth of 14% during the year. Profit after financial items increased by 26% to SEK 11 billion. The Group's financial targets were reached or exceeded. For the past two years, organic growth has averaged 14% per year, while the return on capital employed was 26%.

STRONG INDUSTRIAL ECONOMY

During the year, global industrial activity was high in all customer segments. The trend was strong in the engineering sector, the mining and construction sector, oil and gas extraction and energy production, to name just a few key areas. The rapid economic growth in China, India and Russia continued, and the change in demand is structural rather than cyclical. It is pleasing to note that European growth also increased gradually.

ACQUISITIONS

Company acquisitions are a key element of Sandvik's strategy for profitable growth. During the most recent ten-year period, we have acquired nearly 50 companies with operations that lie within Sandvik's areas of expertise and complement and strengthen the Group's position within a product, application or geographic area. One example of this strategy is the acquisitions of four companies involved in mineral exploration by the Sandvik Mining and Construction business area during 2006. Combined, the acquired companies form a new customer segment – Mineral Exploration – with high growth potential.

SUCCESSFUL BUSINESS AREAS

For the Sandvik Tooling business area, the favorable trend continued during 2006. Strong global demand combined with successful introductions of new products further strengthened Sandvik Tooling's leading position in metal cutting. Both sales and earnings increased, and the brand strategy, based on differentiated customer offerings, continued to be successful. Substantial investments were made in improved production technology and increased capacity. At the same time, work continued to consolidate the units and integrate them in a global technology platform to further increase flexibility in production and logistics.

For Sandvik Mining and Construction, 2006 was also a successful year. The sharply increasing demand for metals was a key factor for market growth. A large number of new products were launched, and customers' needs for mechanization and a higher degree of automation, as well as service, contributed strongly to the high growth rate. Sandvik Mining and Construction has the market's most extensive product range, with a focus on underground mining, so that customers can be offered an ever-increasing range of total solutions. This intensified focus on system sales and service is a key driving force for future growth.

Within Sandvik Materials Technology, the extensive program of change continued to further increase profitability, which entails a change of product mix toward more refined and specialized products. This will be achieved through a large number of new product launches. Other effects of the program of change are increased productivity and improved customer service. The work undertaken during 2006 was successful, resulting in a sharp increase in both earnings and sales. The business area is well positioned in a number of expansive market sectors, such as oil and gas, energy, petrochemicals and powder metallurgy, as well in such new areas as medical implants.

EMPLOYEES AND MANAGEMENT

Sandvik has 42,000 employees worldwide. Extensive efforts are made to ensure that the right person with the right skills is available at the right time to meet the needs that arise. Dialogue and training relating to the Group's core values – Open Mind, Fair Play and Team Spirit – are under way continually, helping to strengthen the Group's identity.

The focus on management development has been expanded to ensure that Sandvik has access to the skills and resources needed to capitalize on business opportunities.

PRODUCTIVITY GENERATES SHAREHOLDER VALUE

Globalization of the world economy entails increased competition and pressure on costs, which all industrial companies must offset through increased productivity. Sandvik's business concept is to improve customers' productivity, and this is also the guiding principle for the Group's substantial investment in research and development. More than 2,000 specialists work in R&D with product development, process development and IT support for work processes. This work, which is often undertaken in cooperation with customers, results in a constant stream of productivity-boosting new products and services that create added value for customers.

The focus on creating value for customers is the foundation of Sandvik's successful development, as well as contributing to providing shareholders a total average return of 22% per year over the most recent five-year period. The proposed dividend for 2006, complemented by the proposed compulsory redemption procedure comprising SEK 3.6 billion, gives a high yield and is also an expression of Sandvik's continuous efforts to create value for its shareholders.

Sandviken, January 2007

Lars Pettersson
President and CEO

The Sandvik share

The main financial goal of the Sandvik Group is to generate attractive return and value growth for those who invest in the Sandvik share. The dividend shall amount to at least 50% of the earnings per share over an extended period.

PROPOSAL FOR HIGHER DIVIDEND

With the proposed dividend of SEK 3.25 per share for 2006, a rise of 20% compared with a year earlier, the increase in dividends has averaged 10% annually from and including 1996. The dividend corresponds to 50% of earnings per share in 2006. Earnings per share increased by 30% to SEK 6.45 during the year. The average payout ratio during the past ten years has been 67%.

Sandvik's Board of Directors also proposes that the Annual Meeting decides on an extraordinary distribution of some SEK 3.6 billion, or SEK 3.00 per share, through a mandatory redemption procedure. In total, this means that the Board is proposing a distribution of about SEK 7.4 billion to the shareholders for 2006.

SHAREHOLDER VALUE

In 2006, the Sandvik share price rose 34%, which was better than the increase on the Stockholm Stock Exchange of 24%, measured as the OMX Stockholm All-Share Index (OMXS). The share price at year-end was SEK 99.50, corresponding to a market capitalization of SEK 118 billion (88). In terms of market capitalization, the Group was ranked the twelfth (twelfth) largest company on the Nordic Exchange in Stockholm. During the year, Sandvik shares were traded at a total value of SEK 185 billion, making it the tenth most actively traded share.

The Sandvik share continued to generate a high total return. In 2006, the rise in the share price and dividends corresponded to a total return of 38%. In the most recent five-year period, Sandvik's total return, that is, the share price including reinvested dividends, rose an average of 22% annually. The comparable index, OMX Stockholm Benchmark (OMXSB), rose 11% annually during the same period.

SANDVIK AND THE OMX STOCKHOLM ALL-SHARE INDEX



SEK
120
100
80
60
40
20
0
2002
2003
2004
2005
2006
2007
SANDVIK
OMX STOCKHOLM ALL-SHARE INDEX

EARNINGS PER SHARE AND DIVIDEND PAID, SEK



2.00
2.10
2.20
2.70
3.25*
2.70
2.20
3.85
4.95
6.45
02
03
04
05
06
Earnings
Dividend

Years 2002–2005 as adjusted for 5:1 split.
* Proposed.

ONE SHARE BECAME FIVE

At the Annual Meeting of Sandvik on 2 May 2006, a split of the Sandvik share was decided. The record date for the split was set at 12 June and the measure entailed that each share was replaced by five new shares and the share's quota value was reduced from SEK 6.00 to SEK 1.20. Accordingly, the number of shares increased from 237 million to 1,186 million. Relevant amounts in this report are restated taking into account the implemented share split.

74,000 SHAREHOLDERS

Sandvik is listed on the Nordic Exchange in Stockholm and is one of the Stockholm Stock Exchange's oldest companies, with a listing already back in 1901. Sandvik's share price can also be followed on the Nordic exchanges in Helsinki and Copenhagen. The Sandvik share can be traded in the US in the form of ADRs (American Depositary Receipts).

In 2006, interest in the Sandvik share increased, both in and outside of Sweden, and the number of shareholders increased by more than 18,000 to some 74,000. Sandvik has shareholders in approximately 75 countries.

For further information, see Sandvik's website www.sandvik.com/ir

OWNERS OF SANDVIK AB, 31 DECEMBER 2006


Swedbank Robur Funds, 2.4%
Alecta Pension Insurance, 2.9%
Handelsbanken funds, 2.0%
Handelsbanken Pension Foundation, 3.8%
AB Industrivärden, 11.0%
Owners outside Sweden, 37.3%
Swedish private persons, 10.0%
Other Swedish institutions, 30.6%

The Sandvik share

	2006	2005	2004	2003	2002
Number of shares at year-end (millions)	1 186	237	247	250	250
Number of shares, recalculated for split (millions)	1 186	1 186	1 235	1 250	1 250
Market capitalization at year-end (SEK billions)	118.0	87.8	70.6	64.2	50.3
Number of shareholders	74 124	55 966	59 382	61 063	58 887
Dividends as a % of earnings per share	50	55	57	94	73
Total return (price increase + dividends), %	38	42	12	32	-9
Number of shares in Sweden (%)	63	61	62	62	63
Number of shares owned by the ten largest shareholder groups (%)	36	45	41	36	39

The ten largest shareholders at 31 December (%)

	2006	2005	2004	2003	2002
AB Industrivärden	11.0	11.0	10.4	8.2	8.1
JP Morgan Chase Bank*	5.6	10.9	9.8	6.1	6.7
SHB Pension Foundation	3.8	3.8	3.4	3.5	3.5
SSB CL Omnibus AC OM07 (15 pct)*	3.5	6.1	6.3	3.0	3.2
Alecta Pension Insurance	2.9	1.1	0.6	1.5	2.8
Swedbank Robur Funds	2.4	2.6	2.4	3.5	3.5
SHB Funds	2.0	2.2	1.9	3.2	4.1
AMF Pension Insurance	1.8	3.8	2.4	3.2	3.5
SEB Funds	1.7	1.6	1.4	1.7	1.0
Fourth Swedish National Pension Fund	1.5	-	-	-	-

* Administrates shares held in trust.

Group summary review

Sandvik Group

	2006	2005	Change %
Order intake, SEK M	77 708	66 186	+17
Invoiced sales, SEK M	72 289	63 370	+14
Profit after financial items, SEK M	11 113	8 819	+26

Order intake during 2006 rose to SEK 77,708 M (66,186), up 17% in value and up 16% for comparable units, excluding currency effects. The Sandvik Group's invoiced sales reached SEK 72,289 M (63,370), up 14% in value and up 14% for comparable units, excluding currency effects. Markets outside Sweden accounted for 94% (95) of sales.

Consolidated profit after financial income and expenses totaled SEK 11,113 (8,819). Earnings per share amounted to SEK 6.45 (4.95). Return on capital employed was 27.6% (23.7).

The Board of Directors proposes a dividend of SEK 3.25 per share (2.70 as adjusted for the 5:1 split), corresponding to 50% (55) of earnings per share representing an increase of 20% from a year earlier.

The Board of Directors further proposes that the Annual Meeting 2007 resolves to distribute additionally SEK 3,559 M (SEK 3.00 per share) by way of a mandatory redemption proceeding.

Financial objectives	From 2007	(2000–2006)	Outcome 2006
Organic growth	+8% + acquisitions	(+6% + acquisitions)	14%
Return on capital employed	25% for existing operations	(20%)	28%
Debt/Equity ratio	0.7–1.0	(<0.7)	0.6
Dividend payout percentage	≥ 50%	(≥ 50%)	≥ 50% (proposed)

FUTURE PROSPECTS

During 2006, the Sandvik Group developed strongly in a continued positive business climate. The present globalization offers competitive edge to Sandvik. The Group has world-leading business operations, global and effective manufacturing processes, and an internationally broad presence with a strong marketing and sales organization. Sandvik is well positioned to meet the fast economic development in, among other countries, China, India and Russia. In those countries, Sandvik sees a structural change in demand rather than a cyclical change. By strong efforts in research and development which generate new products and services, Sandvik meets the increased demand. As a result of Sandvik's strong market position combined with implemented improvements, the Group is well positioned for continued profitable growth.

NEW OBJECTIVES FOR THE GROUP

Based on Sandvik's strong development over the last few years as well as assessments of the Company's strengths and of how it is positioned for the future, the Board has revised the long-term overall financial objectives for the Group. The new objectives are presented to the left (old objectives in parenthesis).

Since 1997, the Group's annual organic growth has averaged 5% and the annual return has been 19%. The annual growth from acquisitions, net of divestments, has averaged 4%.

DEVELOPMENT OVER THE LAST FIVE YEARS

INVOICED SALES, SEK M


48 700
48 810
54 610
63 370
72 289
02 03 04 05 06

PROFIT AFTER FINANCIAL ITEMS, SEK M


10.4
8.6
12.6
13.9
15.4
5 063
4 187
6 877
8 819
11 113
02 03 04 05 06
in % of invoiced sales

RETURN ON CAPITAL EMPLOYED, %


15.4
13.4
20.5
23.7
27.6
02 03 04 05 06

RETURN ON EQUITY, %


14.9
12.8
21.7
27.4
31.8
02 03 04 05 06

CAPITAL EXPENDITURE, SEK M


2 357
3 153
2 967
3 665
4 801
02 03 04 05 06

Earnings, returns and financial position

EARNINGS AND RETURNS

Operating profit amounted to SEK 12,068 M (9,532), up 27% compared with the preceding year.

Higher sales and production volumes, a better product mix as well as the effects of rationalization efforts had a positive effect on earnings. Changes in foreign exchange rates compared to 2005 also positively affected the operating profit by some SEK 195 M.

Allocation to the profit-sharing fund for employees in wholly owned Swedish companies totaled SEK 150 M (150).

The net financing cost was SEK 955 M (713). The poorer outcome compared with the preceding year was mainly caused by higher average indebtedness and higher interest rates. Net financing cost was positively affected by SEK 102 M (171) as a consequence of the measurement of equity related derivative instruments at fair value. Profit after financial income and expenses reached SEK 11,113 M (3,819).

Income tax expense was SEK 3,006 M (2,427), or 27% (28) of profit before taxes.

The profit for the year attributable to equity holders of the Parent Company was SEK 7,701 M (6,021). Earnings per share amounted to SEK 6.45 (4.95).

Return on capital employed was 27.6% (23.7) and return on equity was 31.8% (27.4).

FINANCIAL POSITION

Cash-flow from operating activities amounted to SEK 8,170 M (7,266). Cash-flow after investments, acquisitions and divestments was SEK 2,846 M (3,582). At the end of the year, cash and cash equivalents amounted to SEK 1,745 M (1,559). Interest-bearing provisions and liabilities less cash and cash equivalents yielded a net debt of SEK 16,811 M (16,653).

Sandvik has a credit facility of EUR 1,000 M expiring in 2013. This facility, which is the Group's primary liquidity reserve, was unutilized at the end of the year. Under the Swedish bond program of SEK 5,451 M, bonds in the amount of SEK 3,842 M are outstanding. In addition, there are bonds issued in the US amounting to USD 300 M maturing over 11 and 14 years.

The international credit-rating institute Standard & Poors has an A+ rating for Sandvik's long-term borrowings, and A-1 for short-term borrowings.

WORKING CAPITAL

During the year, the work carried out internally to improve capital efficiency continued resulting in a reduction of the amount of tied-up capital relative to invoiced sales.

Working capital at the end of the year amounted to SEK 21,352 M (19,623), which was 27% (27) relative to invoiced sales.

The carrying value of inventories at the end of the year was SEK 18,738 M (16,440), or 24% (23) relative to invoiced sales.

Earnings and returns

	2006	2005
Operating profit, SEK M	12 068	9 532
as a percentage of invoiced sales, %	16.7	15.0
Profit after financial income and expenses, SEK M	11 113	8 819
as a percentage of invoiced sales, %	15.4	13.9
Return on capital employed, %	27.6	23.7
Return on equity, %	31.8	27.4
Basic earnings per share, SEK	6.45	4.95
Diluted earnings per share, SEK	6.45	4.90

Definitions, page 50.

Quarterly trend of profit after net financial items

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2005	1st Quarter	14 194	1 892	13
	2nd Quarter	16 150	2 235	14
	3rd Quarter	15 554	2 126	14
	4th Quarter	17 473	2 566	15
2006	1st Quarter	17 481	2 684	15
	2nd Quarter	17 851	2 695	15
	3rd Quarter	17 587	2 583	15
	4th Quarter	19 370	3 151	16

Financial position

	2006	2005
Cash-flow from operating activities, SEK M	8 170	7 266
Cash-flow after investments, acquisitions and divestments, SEK M	2 846	3 582
Cash and cash equivalents at 31 December, SEK M	1 745	1 559
Net debt, 31 December, SEK M	16 811	16 653
Net financial items, SEK M	-955	-713
Equity ratio, %	41	41
Net debt/equity ratio, times	0.6	0.7
Equity, 31 December, SEK M	27 198	24 507
Equity per share, 31 December, SEK	22.00	19.80

Definitions, page 50.

Trade accounts receivable at year-end totaled SEK 12,574 M (11,777), which was 16% (16) relative to invoiced sales.

EQUITY

Equity at year-end amounted to SEK 27,198 M (24,507), or SEK 22.00 per share (19.80). The equity ratio was 41% (41).

CAPITAL EXPENDITURE

	2006	2005
Investments in property, plant and equipment, SEK M	4 801	3 665
as a percentage of invoiced sales, %	6.6	5.8

Of these investments, SEK 626 M (485) pertained to Sandvik Mining and Construction's fleet of rental machines.

The purchase consideration for company acquisitions during the year (less acquired cash) was SEK 1,261 M (285). Proceeds from the sale of companies and shares amounted to SEK 70 M (31).

Investments in internally generated intangible assets amounted to SEK 247 M (275).

SPLIT

As a consequence of the strong development of the price of the Sandvik share over the past few years, the trading of whole lots has obstructed trading of shares by shareholders with lesser holdings. In June 2006, the 5:1 split decided at the Annual Meeting of Shareholders on 2 May was effected. The record date was 12 June. This measure increased the number of Sandvik shares from 237 million to 1,186 million.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

The Parent Company's revenue amounted to SEK 17,932 M (15,242) and operating profit was SEK 323 M (433). Interest-bearing liabilities and provisions less cash and cash equivalents at 31 December 2006 amounted to SEK 4,445 M (8,266). Capital expenditure during the year amounted to SEK 1,011 M (715).

The Parent Company's total assets increased by SEK 1,942 M (from SEK 38,142 M to SEK 40,084 M). During the year, the Parent Company subscribed to preference shares in the subsidiary Sandvik Australia Pty. Ltd. for a total of SEK 808 M. The Parent Company received dividends of SEK 9,287 M, SEK 5,388 M of which from Sandvik Finance BV and SEK 3,000 M from AB Sandvik Bruket.

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2006 was 7,514 (7,308).

Market conditions

The global economic growth continued to be positive during 2006. Compared to the previous year, the growth rate rose in the US and Europe, and continued to be strong in Asia. Industrial production in the OECD countries rose by 4% during the year.

In the EU countries, growth in the manufacturing industry rose by 4% compared to the previous year. The new member countries continued to exhibit a stronger growth rate than the Western European countries. Germany reported a growth in the manufacturing industry of 6%, primarily as a result of strong exports. France and the UK had a growth rate of 1–2% and the growth rate in Italy was almost 3%.

In the US, the manufacturing industry posted a growth of 5%, slightly less than in 2005. Development in both Mexico and Brazil was positive.

Asia was the part of the world that during 2006 had the strongest industrial growth. The strong growth thus continued in for example, China, India and South Korea. China reported an industrial growth rate of 17%. India continued to develop well and posted an industrial growth of 11%. In South Korea, the growth rate of the manufacturing industry accelerated, reaching 10%. The growth rate in Japan was 4%.

HIGH DEMAND IN THE MARKETS OF SANDVIK'S CUSTOMERS

The general engineering industry showed high demand during the year. Activity in the global automotive industry continued to be favorable. Demand from the heavy vehicles industry was stronger than from the passenger car industry. Activity in the aerospace industry was high with an increase in demand primarily in NAFTA countries (the US, Canada and Mexico).

The mining industry continued its rapid growth during the year, in particular in South America and Australia. The activity level was very high in Asia, South Africa and Russia. The price level for raw materials continued to be high, both for base and precious metals. The strong demand from the Chinese construction and general engineering industries was a decisive factor for the strong development in prices for base metals.

The construction industry developed positively during 2006 posting a strong development in NAFTA and Asia. In China, the development of the construction industry continued to be very positive. Development in Europe turned into a positive direction with investments in both the infrastructure and the energy sectors.

Market conditions continued to be favorable for highly processed niche products to investment-related customer segments such as process industry, oil/gas and other parts of the energy sector. Demand from the electronics industry rose during the year.

Order intake and sales

Sandvik experienced a positive development in demand in all of its market areas during 2006. Sandvik's growth within the EU strengthened during the year. The activity was high in, among other countries, Germany and Italy. Demand in Eastern Europe continued to rise. The order intake development in NAFTA was positive. The business climate in South America was favorable during the year, coupled with high activity in the mining industry. Demand was strong also in Africa as a consequence of the favorable investment climate in the mining industry. Demand in Asia/Australia rose from an already high level, particularly in China, India and South East Asia. The market area Asia/Australia posted 22% of the Group's total order intake.

Order intake by market area

	2006	Share	2005	Change	
	SEK M	%	SEK M	%	*
Europe	35 469	46	28 813	+23	+23
NAFTA	14 145	18	13 356	+6	+6
South America	5 336	7	3 894	+37	+28
Africa, Middle East	5 737	7	4 604	+25	+14
Asia, Australia	17 021	22	15 519	+10	+8
Group total	77 708	100	66 186	+17	+16

* Change compared with the preceding year for comparable units, excluding currency effects.

Invoiced sales by market area

	2006	Share	2005	Change	
	SEK M	%	SEK M	%	*
Europe	32 446	45	28 729	+13	+13
NAFTA	13 916	19	12 643	+10	+10
South America	4 339	6	3 552	+22	+15
Africa, Middle East	5 450	8	3 994	+36	+36
Asia, Australia	16 138	22	14 452	+12	+11
Group total	72 289	100	63 370	+14	+14

* Change compared with the preceding year for comparable units, excluding currency effects.

Invoiced sales in the 10 largest markets

	2006	2005	Change
	SEK M	SEK M	%
US	10 622	9 885	+7
Germany	6 458	5 924	+9
Australia	5 928	5 057	+17
Italy	4 285	3 842	+12
Sweden	4 155	3 151	+32
France	3 184	3 057	+4
China	2 827	2 066	+37
South Africa	2 619	2 283	+15
UK	2 578	2 657	–3
Brazil	2 574	2 005	+28

SANDVIK TOOLING

The development in Sandvik Tooling's markets was positive during the year. Demand rose in Western Europe, where Germany and Italy as well as the UK posted strong growth. Demand in NAFTA was stable at a continued high level. Growth in South America was weak. Demand in Eastern Europe and Asia was robust, particularly in Russia, China, India and Japan. Demand from the engineering industry, the oil/gas sector and the heavy vehicles industry was strong and improved further in the aerospace industry. The activity level in the car industry in Eastern Europe and Asia was high, while the increase in demand was weaker in Western Europe. Demand from the automotive industry in the US remained level. However, the three large US car manufacturers all lost market shares.

SANDVIK MINING AND CONSTRUCTION

During the year, Sandvik Mining and Construction's order intake developed favorably in all market areas. Metal prices remained high and the demand for base and precious metals was strong throughout the year. The activity level was high also in the coal industry, partly as a consequence of the strong demand from the steel industry in China, partly the high oil price. This resulted in additional capacity investments. In the construction industry, the activity was high, particularly in NAFTA and Asia.

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology's order intake increased during the year. The market situation in NAFTA and Europe improved, as it did in Asia and South America. Market conditions were generally more favorable for the highly processed specialized products – in particular for seamless tubes in high-alloy materials for investment-related customer segments such as the oil/gas, processing and aerospace industries and the energy sector. Also the medical-technology area and the precision mechanics industries exhibited a positive development. Order intake from the general engineering industry as well as consumer-related customer segments developed positively in most markets.

Business Areas and changes in the Group

The Group's order intake and invoiced sales by business area are presented in separate tables. The listed subsidiary **Seco Tools** – 60% owned by Sandvik corresponding to 89% of the voting rights – publishes its own annual report with comments on its operations.

SANDVIK TOOLING

Sandvik Tooling's order intake amounted to SEK 22,730 M (21,084), up 8% from the preceding year for comparable units, excluding currency effects. Invoiced sales amounted to SEK 22,477 M (20,847), up 8% for comparable units, excluding currency effects. Exchange rate changes had a negligible effect on both order intake and total invoiced sales.

The positive sales development was driven by favorable market factors, market share gains and a positive price trend. Growth was higher for cemented-carbide tools than for high-speed-steel tools.

Operating profit was SEK 5,191 M (4,420), i.e. an operating margin of 23.1%. The improvement was attributable mainly to increased sales, higher prices, and high capacity utilization. Rationalization measures within production and distributions as well as changes in the customer structure and in the product mix aiming at better profitability also positively affected the results.

The number of employees at 31 December was 15,139 (14,966).

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction's order intake developed strongly and amounted to SEK 28,431 M (22,394), up 21% from the preceding year for comparable units, excluding currency effects. During the year, a number of strategic orders were received, among others for a turn-key system for the handling of brown coal (lignite) and limestone at a power station in Sofia, Bulgaria, at a total value of some SEK 400 M. A number of significant orders were received for materials handling for the energy sector with a total order value of more than SEK 1,000 M. Order intake from the construction industry was strong, including an order from a Spanish contracting company for surface and underground drill rigs. De Beers in Canada chose Sandvik as its partner to deliver the mobile underground machinery and services to the Snap Lake Company's site in northwestern Canada. The agreement signifies a great commitment by both parties for long-term and successful cooperation.

Invoiced sales amounted to SEK 25,001 M (20,560), up 18% from the preceding year for comparable units, excluding currency effects. Exchange-rate changes affected sales negatively by 1%.

Operating profit was SEK 3,672 M (2,654), an operating margin of 14.7%. The improvement was attributable mainly to increased sales and continued high capacity utilization.

The number of employees at 31 December was 12,165 (10,640).

Order intake by business area

	2006 SEK M	2005 SEK M	Change %	*
Sandvik Tooling	22 730	21 084	+8	+8
Sandvik Mining and Construction	28 431	22 394	+27	+21
Sandvik Materials Technology	20 978	17 712	+18	+19
Seco Tools	5 540	4 965	+12	+12
Group activities	29	31	/	/
Group total	77 708	66 186	+17	+16

* Change for comparable units, excluding currency effects.

Invocied sales by business area

	2006 SEK M	2005 SEK M	Change %	*
Sandvik Tooling	22 477	20 847	+8	+8
Sandvik Mining and Construction	25 001	20 560	+22	+18
Sandvik Materials Technology	19 337	17 003	+14	+15
Seco Tools	5 436	4 919	+11	+11
Group activities	38	41	/	/
Group total	72 289	63 370	+14	+14

* Change for comparable units, excluding currency effects.

Operating profit by business area

	2006 SEK M	2006 % of sales.	2005 SEK M	2005 % of sales.
Sandvik Tooling	5 191	23	4 420	21
Sandvik Mining and Construction	3 672	15	2 654	13
Sandvik Materials Technology	2 324	12	1 729	10
Seco Tools	1 266	23	1 100	22
Group activities	-385	/	-371	/
Group total	12 068	17	9 532	15

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology's order intake amounted to SEK 20,978 M (17,712), up 19% from the preceding year for comparable units, excluding currency effects.

During the year, a number of major project orders for seamless tubes for the oil/gas industry were received, among others an order from Norway for some SEK 150 M. Large orders were also obtained for seamless tubes to steam generators and for the fertilizer industry. The product area Kanthal obtained a large order for advanced furnace equipment for SEK 76 M and the product area Process Systems obtained several large orders for sorting equipment, among others an order in Germany for SEK 120 M.

Invoiced sales totaled SEK 19,337 M (17,003), up 15% from the preceding year for comparable units, excluding currency effects. Surcharges due to higher raw materials prices affected order intake and invoiced sales by about 5 percentage points, which means that comparable increases were 14% for order intake and 10% for invoiced sales. Exchange-rate changes affected invoiced sales negatively by 1%.

Operating profit was SEK 2,324 M (1,729), i.e. an operating margin of 12%. The improvement was mainly attributable to the ongoing program of change contributing to increased capacity, lower costs, higher productivity and a more favorable product mix.

The number of employees at 31 December was 8,585 (8,368).

CHANGES IN THE GROUP

Sandvik Tooling

During the year, the product areas Walter and Titex Prototyp started to merge into a joint product area. The coordination of product development, market support and sales activities in the new product area strengthen the growth possibilities and improve efficiency. During 2006, the product areas Dormer and Precision merged in North America. Sandvik Hard Materials opened a new unit for manufacturing of PCB drill blanks in Coventry, UK.

The consolidation of the production continued during the year. The manufacturing of indexable inserts at Fair Lawn, the US, was closed during the first part of the year. In the autumn, Sandvik Tooling made known its intention to close the manufacturing units in Worksop and Halesowen in the UK and the unit in Torino, Italy. The production at these units will gradually be shifted to other production units within Sandvik Tooling to achieve a more cost-efficient production structure. The capacity for cemented-carbide production in North and South America increased. The upgraded production unit for indexable inserts and the new unit for manufacturing of cemented-carbide powder in Westminster, the US, were opened. Further, the modernized and enlarged production unit in São Paulo, Brazil, was opened. Sandvik Tooling decided to invest in a new factory for high-speed steel drills in Pune, India. The recycling plant for cemented carbide in Chiplun, India, was opened. The business area's central warehouse in Asia was enlarged to enable the handling of increased sales volumes. Towards the end of the year, the US consumer packaging group Rexam's unit for the production of tools for can manufacturing was acquired.

Sandvik Mining and Construction

Within a time span of six months, between May and October, the business area acquired four companies, all of which offer machines, equipment and tools for mineral exploration to customers. The companies acquired were SDS Corporation and UDR Group in Australia, Hagby-Asahi AB in Sweden, including its subsidiaries in Finland, the US and Canada, and Implementos Mineros S.A. in Chile. With these four acquisitions, Sandvik gained a leading role in the expansive mineral exploration area. These operations now form a separate customer segment – Mineral Exploration.

Sandvik Mining and Construction also continued to establish manufacturing and assembly of equipment in new markets close to its customers. In addition to the proximity to customers, this offers a very flexible production, cost advantages and shorter lead time. New assembly plants have been opened in Shanghai in China, Pune in India, Tychy in Poland and Santiago in Chile. Additional plants in China and India are planned. All plants are controlled by Sandvik Mining and Construction's global production organization ensuring that the product range and the quality equal that of the business area's other plants.

Sandvik Materials Technology

Towards the end of the year, an agreement was reached into with the Finnish Metso Oy Group covering the acquisition of Metso Powdermet AB. The acquired company is world leading in powder metallurgy components manufactured through so-called hot isostatic pressing (HIP-technology) into near net shape. The company develops and delivers customized components in high-alloyed steels as well as nickel- and cobalt-based alloys. Through the acquisition, Sandvik Materials Technology strengthens its position in the strategically important oil/gas, energy and medical-technology segments. Metso Powdermet AB also provides access to the complementary competence required for Sandvik Materials Technology to take a significant position in application development and manufacturing of powder-based components pressed into near net shape.

To satisfy the increased demand from the oil/gas industry, the capacity for seamless tubes was enlarged. Investments were made at the plants in Chomutov, Czech Republic, Arnprior, Canada, and in Sandviken, Sweden. Significant investments are also being made to increase the capacity in the surface technology products area. A decision was taken to make an investment to increase the capacity in Sandviken for vacuum melting of high-alloyed materials and titanium alloys for the medical-technology and dental segment.

A review is being made of all drawing mills of the business area, aiming at improved efficiency, reduced costs and, as a consequence, increased profitability. As part of the restructuring, the winding-up of the operations at Kanthal's plant in Cinisello, Italy, was decided. This means that the more standardized products will be phased out and that the highly processed niche products will be moved to Kanthal's production unit in Hallstahammar, Sweden.

As part of the work to phase out activities outside the defined core business of Sandvik Materials Technology, the engineering company Edmeston and three production units for woodworking band saws in Finland, Argentina and Malaysia were divested during the year.

Research, development and quality assurance

Advanced research in selected niches is one of the bases for Sandvik's development and profitability. The Group's expenditure during 2006 amounted to SEK 2,287 M (2,147), corresponding to 3% of invoiced sales, SEK 179 M (181) of which is recognized as assets in the balance sheet. More than 2,000 employees work in the fields of research, development and quality assurance, many of which are highly educated specialists.

Sandvik Tooling conducts research and development of materials and production processes for the entire business area at several competence centers around the world. Product and application development is conducted at the respective product areas in close liaison with customers.

Sandvik Mining and Construction's main development units are located in Finland, Sweden, Austria and the US.

Sandvik Materials Technology's R&D center for advanced metallic materials and special alloys in Sandviken, Sweden, is among Europe's largest. The business area also has an R&D unit in Hallstahammar, Sweden, for ceramic and metallic resistance materials.

SANDVIK TOOLING

Sandvik Tooling's research and development aims at the development of new materials and products and the improvement of production processes and equipment. New methods are being continually developed for the production of metal powders for solid carbide and ceramic materials, insert blank pressing technique and the coating of tools to improve performance, quality and productivity.

During 2006, Sandvik Coromant's line of indexable inserts was renewed adding several new competitive insert grades for the machining of steel and cast iron. The success of the launch of the indexable insert drill, CoroDrill® 880, in 2005 continued throughout 2006 with an extension of the product range. A new highly efficient milling concept, CoroMill® 365, was launched focusing on removal of metal at a substantially improved rate. In total, some 2,000 new products were introduced.

As a result of a successful upgrade of its technical product development and production process, Valenite Safety launched new products with improved competitiveness and profitability.

Walter's market position was strengthened by the development of new products that further improve customers' productivity. Walter enlarged its range of indexable inserts for turning with the new Tiger·tec® inserts range. A new aluminum oxide coated grade was introduced for milling. Walter also extended its range of Xtra·tec® cutters for milling operations.

During the year, both Titex and Prototyp were able to introduce several new products. Titex launched the world's first high-speed-steel drill with an aluminum-chrome-nitrate-based multilayer coating. This drill has a very high wear resistance giving improved tool life, reduced set-up time and improved customer productivity. Prototyp presented a highly efficient generation of threading taps.

During the year, Dormer introduced a number of new cemented-carbide products, among them a solid carbide cutter with unique qualities. This cutter makes non-vibrating milling possible which both increases tool life and improves productivity. Another new Dormer product is the patented thread-milling cutter. This tool makes the thread by plastic forming resulting in a stronger thread and chips are avoided. In this way, manufacturing time is halved, a better precision is attained and the production process is simplified.

Sandvik Hard Materials developed an improved, patented design of cutting edge for carbide rotary cutters giving improved performance, increased tool life and improved customer productivity. Sandvik Hard Materials introduced new patented products and grades with improved tool life and wear resistance to be used in can manufacturing.

SANDVIK MINING AND CONSTRUCTION

Sandvik Mining and Construction continued to introduce new technology and new products in the market. By working closely with the customers, Sandvik Mining and Construction can continually adapt its products to the customers' needs and offer total solutions.

The business area launched a new generation of tunnelling jumbo rigs, T9i. The rigs are easy to manuever and the operator receives information continuously that makes it possible to optimally adapt drilling to the circumstances. A built-in supervision and diagnostics systems keeps track of service intervals thereby minimizing maintenance time.

During 2006, Sandvik introduced a new so called "Bolter Miner", Sandvik ABM 10. The machine is designed for tunnelling and breaking coal in low seams. The bolter simultaneously cuts and bolts and offers maximum operator comfort and safety. The new design combined with well-proven technology has resulted in a highly productive machine for difficult conditions and restricted space.

Sandvik Mining and Construction also started a comprehensive upgrading program for its underground loaders and trucks. The program entails new design of all machines and a new standardized steering system with a natural interface for supervision and automation. In this way, standard models can later easily be automated without any need for modification or conversion of the equipment. These machines offer customers enhanced safety, ergonomics and productivity. The first two of the new models of loaders, T6 and T11, came into use at customers in Zambia and Australia.

During the year, development of surface drill rigs continued and the business area introduced a new large crawler drill rig. The machine is designed for easy maintenance, maximum accessibility and to give the customer maximum productivity round the clock in metal and coal mines. For the operator, the machine sets a new standard for visibility and ergonomics in this kind of drill rigs.

SANDVIK MATERIALS TECHNOLOGY

Sandvik Materials Technology develops advanced materials, products and integrated solutions in close cooperation with its customers in order to increase the extent of automation and productivity, and to reduce energy consumption and environmental impact.

The product areas Tube and Kanthal have jointly developed a new high-alloy tube material, Kanthal APMT™, using powder-metallurgy means for finned tubes. Such tubes are primarily used in the polymeric industry. This new material can withstand very high temperatures which improves customer productivity. The inner fins improve the heat transmission and several dimensions of fins have been developed to fit the various furnaces used by the customers. The tubes have been installed with customers and four patent applications have been made within the framework of the project.

The introduction of the program for decorative-surface technology products, under the brand Sandvik Decorex®, continued. These products are intended for design purposes and the end customers are mainly found in consumer-related segments. Sandvik Decorex® contributes to increased customer productivity and also has environmental advantages.

The material Sandvik SAF 2707 HD™ was developed for heat exchanger tubes in environments with high chloride content, for example in refineries. It has a long lifetime since it can withstand very aggressive and corrosive environments. Its high strength also entails design and cost advantages to customers. Through the development of an adapted welding material, very favorable corrosion properties have been attained, both for tubes and welds in the heat exchangers. The market potential for Sandvik SAF 2707 HD™ is considered to be very favorable.

The product area Kanthal introduced a new heating element, Kanthal® Super ER which, among other things, is used for heat treatment of powder metallurgical and ceramic materials for components in the automotive and electronics industries. A unique feature is that the heating element can operate directly in furnace atmospheres that are alternatively very dry and reducing to oxidizing.

Various advanced materials and products for the medical-technology industry are marketed under the name Sandvik Bioline®. Towards the end of the year, Sandvik introduced titanium bar for use, among other things, in implants. The requirements on the properties of the advanced materials for the medical-technology industry are very high when it comes to biocompatibility, purity and reliability.

The product area Process Systems made a commercial breakthrough with its steel belts for machines used for drying of packing-paper and for glazing of paper. The use of Sandvik's steel belts makes it possible for customers to improve paper quality and at the same time increase productivity.

Kanthal launched a gas-fired heating system for industrial furnaces, Ecothal®, combining a very high efficiency with the market's lowest emission of carbon dioxide. The system enables customers in the heat treatment industry to increase productivity, while at the same time reducing environmental impact.

Rotoform® is Sandvik's patent-protected technology for pastille production. During the year, the latest model in the Rotoform family, Rotoform® HS (High Speed), made its commercial breakthrough also for sulphur pastille production. Two substantial orders for large-scale sulphur projects were received in India and Bahrain. By using Rotoform® HS, customers are able to improve productivity by 50%.

During the year, the range of die-cutting products used for punching of packing material was enlarged. The new die-cutting products have longer life and make it possible to punch tougher and harder materials.

Kanthal scored a commerical breakthrough with heating systems for the manufacturing process in the aluminum industry. These heating systems save energy, increase productivity and contribute to the transition from fossil fuels to electrical energy.

Personnel

Effective recruiting is important to Sandvik's competitiveness. To bring about a borderless approach to recruiting and skills, a global HR program was initiated in 2003 under the name Connect. The basis for the program is the integration of all work related to recruiting and the development of skills with the actual business operations. This results in a common way of working with a number of important HR processes such as staffing, competence development and change management. The objective is to offer all employees opportunities for development, partly by posting all vacancies internally, partly by making various activities for the enhancement of competence available. At the same time, the new processes offer better support to managers responsible for personnel matters to define the future needs for skills and to prepare the appropriate strategy to ensure the availability of competence, which is an important part of the overall business strategy.

Equal opportunity at work for men and women is important to Sandvik. Therefore, the Company has initiated various activities aimed at increasing such equality. Among other things, a new recruiting policy has been established signifying that both genders shall be represented when the final selection of candidates for a position is made.

	2006	2005
No. of employees 31 December*	41 743	39 613
Average number of employees		
Women	7 099	6 779
Men	33 573	32 237
Total	40 672	39 016

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

At year-end, the number of employees was 41,743 (39,613). For comparable units, the number of employees increased by 735 (2005: increase by 1,192).

NUMBER OF EMPLOYEES 31 DECEMBER


37 388
36 930
38 421
39 613
41 743
02
03
04
05
06

At 31 December 2006, the number of employees in Sweden was 10,586 (10,177).

Details of personnel costs and the average number of employees are provided on pages 53–56.

SALARIES AND WAGES, EMPLOYEE PROFIT-SHARING AND BONUS PROGRAM

The structure for salaries and wages within Sandvik is based on a policy that supports Sandvik's business objectives and helps making it attractive to work and develop at Sandvik, stimulates internal mobility and increases efficiency. The policy is based on four cornerstones: the complexity and difficulty of the position, individual performance, the market situation and stimulation for own progress.

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly-owned Swedish companies. The Group's return during 2006 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing foundation.

A share-based program was implemented in 2000 as part of the total remuneration package offering a long-term variable salary to some 300 international executives and specialists in the Group. The program was based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years, conditional upon continued employment. The allocation was based on Sandvik's return on capital employed during the preceding year. Options were granted free of charge to the employee but the option holder must pay the exercise price for the share. The program is based on existing shares and, accordingly, no new shares are issued.

Options under the program were granted during years 2000–2004. During 2006, it has been possible to exercise options granted under the 2001, 2002 and 2003 programs. Under a financial arrangement, the effects for the Company of future increases in the market value of the Sandvik share have been limited. For additional information, see pages 53–56, note 3.5 Information on benefits to the Board of Directors and senior executives.

The long-term variable salary program was halted for two years but during 2006 the Board decided to implement a cash-settled program. Based on a common goal perception for executives, specialists and shareholders, the program shall form a link to future performance goals aimed at the long-term enhancement of the value of the company. This is effected by overall common Group and business area focus on and governing towards profitable growth. An additional purpose is to improve the possibilities to recruit and retain key employees in the Group.

The 2006 program runs for three years and is settled in the fourth year (2009). Under the program, there is a direct link between performance, value added and remuneration with an annual maximum related to the participant's fixed salary in the third year's December month. There are some 300 Sandvik employees participating in the program. The outcome of the program is conditional upon meeting measurable goals, established by the Board, for certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period.

THE BOARD'S PROPOSAL FOR THE DECISION ON PRINCIPLES FOR THE REMUNERATION OF SENIOR EXECUTIVES

The Board's proposal for the decision on principles for the remuneration of senior executives is designed to ensure that Sandvik from a global perspective can offer remuneration at the market rate which will attract and retain qualified members of the Group Executive Management.

The remuneration package for the Group Executive Management comprises fixed salary, annual variable salary and long-term variable salary. It is intended that the components together shall form a well-balanced remuneration and benefit program that reflects the individual's performance, responsibility and the Group's earnings trend.

The fixed salary, which is individual and differentiated considering responsibility and performance, is determined considering market conditions and is reviewed each year.

The annual component of variable salary is based on the achievement of goals that are determined each year. The goals are mainly related to the financial results of the Company but also to measurable goals within each individual's area of responsibility. Members of the Group Executive Management may receive an annual variable salary corresponding to a maximum of 50–75% of the fixed salary.

A prerequisite for the long-term variable salary is the achievement of measurable goals established by the Board, i.e. certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period. For members of the Group Executive Management, the maximum long-term variable salary equals 45–50% of the fixed annual salary.

In previous years, the long-term variable salary took the form of personnel options. Of these earlier programs, the 2004 program is not yet exercisable. The option program is based on an annual allotment of personnel options on Sandvik shares. There are still outstanding options at 31 December 2006, 10,000 of which exercisable by the President and 25,000 by other senior executives. See also note 3.5.

The Group Executive Management's other benefits shall match what may be considered reasonable in relation to market practice. These benefits include pension, company car, residence, health insurance and termination benefits.

Pension benefits to members of Group Executive Management are based on the fixed salary only and may be of either the defined benefit or the defined contribution kind. Normal pension age is 62. For the President, the pension age is 60.

Termination benefits are normally paid in the event that Sandvik terminates the employment. The severance pay equals 12–18 months' pay for persons aged less than 55 and 18–24 months' pay for persons aged 55 or more. Any other earned income is offset against the severance pay. No termination benefit is paid in the event the employee terminates the employment.

The Board may depart from the principles established by the Annual Meeting of Shareholders if, in isolated cases, there are special reasons for a departure.

Those affected by these proposed principles are the President and the other members of Group Executive Management.

Environmental and social objectives

For the first time, environmental and social results are being presented beside the financial results in the Annual Report. Sandvik's Sustainability Report is presented on pages 78–83. For Sandvik, sustainable development forms an integrated part of the business process aiming at continuous improvement. Sandvik has adopted an explicit Code of Conduct as a basis for its continuous improvement.

ENVIRONMENTAL OBJECTIVES

After many years of environmental work, Sandvik's overall environmental objectives were established in May 2006:

- More efficient use of energy and raw materials.
- Reduced emissions to air and water.
- Increased materials recovery, both internally within Sandvik and externally by recovery of the Group's products.
- Reduced environmental impact from the use of hazardous chemicals.

Work is pursued to find appropriate indicators and key figures to monitor the development. Those indicators that have been measured during 2006 are set out in Sandvik's Sustainability Report. As an important part of the environmental work, Sandvik in 2003 decided that all major production, service and distribution units shall be ISO 14001 certified. By the end of 2006, more than 95% of the units were certified. Work to certify newly acquired units is in progress.

ENVIRONMENTAL LICENCES

Sandvik complies with applicable laws and regulations relating to the environmental issues in the countries where the Group operates but, in addition, Sandvik applies even stricter requirements when it is ecologically justified, technically possible and economically reasonable.

Sandvik's Swedish units conduct licensed operations in accordance with the Swedish environmental legislation at the plants in Sandviken, Gimo, Stockholm, Hallstahammar, Molkom, Surahammar and Svedala, as well as at a number of other locations in Sweden. In 2006, Sandvik made an application to increase the production of sintered cemented-carbide products to 2,000 tons and chemical products to 50 tons at the Stockholm unit.

Public environmental reports on the main Swedish operations are submitted each year to the supervisory authority. In these reports, license conditions and compliance with all the various requirements are presented, as are annual emissions and actions taken to lessen impacts on the environment or the consumption of resources. In other countries, equivalent reports are submitted when required.

EMISSION ALLOWANCES

Sandvik's units in Sandviken and Hallstahammar were allocated some 181,000 carbon dioxide emission allowances for years 2005 through 2007 well covering Sandvik's needs. To Sandvik, trading in emission allowances has mainly resulted in cost increases in the form of a higher electricity price. As a result of marginal price setting and an unregulated electricity market, the cost for coal condensing power during most of the year 2006 determined the electricity price. The price for coal condensing power includes significant costs for the purchase of emission allowances. Sandvik is taking an active part in the efforts to raise the share of electricity power not affected by the system for emission allowances in the Nordic countries.

SOCIAL OBJECTIVES

In May 2006, Sandvik's overall social objectives were established:

- Zero accidents.
- Reduced absence due to illness.
- Increased equality of opportunity at work.

As part of the work towards the "zero accidents" objective, Group Executive Management decided that all major production, service and distribution units shall before year-end 2007 be OHSAS 180001 certified.

Work is in progress to identify appropriate indicators and key figures to monitor the development. The indicators that were measured during 2006 are set out in Sandvik's Sustainability Report.

Consolidated income statement

Amounts in SEK M		2006	2005
Revenue	Note 1, 2	72 289	63 370
Cost of sales and services		-47 084	-41 720
Gross profit		25 205	21 650
Selling expenses		-9 342	-8 709
Administrative expenses		-2 524	-2 292
Research and development costs	Note 4	-1 583	-1 412
Share of results of associated companies		136	89
Other operating income	Note 5	263	268
Other operating expenses		-87	-62
Operating profit	Notes 1, 3, 7, 8	12 068	9 532
Financial income		334	374
Financial expenses		-1 289	-1 087
Net financing cost	Note 9	-955	-713
Profit after financial items		11 113	8 819
Income tax expense	Note 11	-3 006	-2 427
Profit for the year		8 107	6 392
Attributable to:			
Equity holders of the parent		7 701	6 021
Minority interest		406	371
Basic earnings per share, SEK	Note 12	6.45	4.95
Diluted earnings per share, SEK	Note 12	6.45	4.90

Consolidated balance sheet

Amounts in SEK M		2006	2005
ASSETS			
Non-current assets			
Intangible assets			
Patents and other intangible assets	Note 13	1 095	953
Goodwill	Note 13	5 156	4 921
Total		6 251	5 874
Property, plant and equipment			
Land and buildings	Note 13	4 798	4 786
Plant and machinery	Note 13	9 344	9 019
Equipment, tools and installations	Note 13	1 366	1 390
Construction in progress and advance payments	Note 13	2 169	1 492
Total		17 677	16 687
Financial assets			
Investments in associated companies	Notes 1, 16	543	484
Advances to associated companies		-	1
Other financial assets	Note 17	89	91
Deferred tax assets	Note 11	1 338	1 319
Other non-current receivables	Note 18	1 683	1 376
Total		3 653	3 271
Total non-current assets		27 581	25 832
Current assets			
Inventories	Note 19	18 738	16 440
Current receivables			
Trade receivables		12 574	11 777
Due from associated companies		563	164
Income tax receivables	Note 11	667	627
Other receivables	Note 18	3 365	1 907
Prepaid expenses and accrued income		668	1 256
Total		17 837	15 731
Cash and cash equivalents		1 745	1 559
Total current assets		38 320	33 730
TOTAL ASSETS	Note 1	65 901	59 562

Amounts in SEK M		2006	2005
EQUITY AND LIABILITIES			
Equity			
Share capital		1 424	1 424
Other paid-in capital		1 057	1 057
Reserves		-512	1 184
Retained earnings including profit for the year		24 177	19 823
Equity attributable to equity holders of the parent		26 146	23 488
Minority interest		1 052	1 019
Total equity	Note 20	27 198	24 507
Non-current liabilities			
Interest-bearing liabilities			
Provisions for pensions	Note 23	3 180	3 538
Loans from financial institutions		2 255	1 684
Other liabilities	Note 26	4 935	5 767
Total		10 370	10 989
Noninterest-bearing liabilities			
Deferred tax liabilities	Note 11	2 029	2 063
Provision for taxes	Note 11	1 413	1 020
Other provisions	Note 24	647	528
Other liabilities	Note 27	98	142
Total		4 187	3 753
Total non-current liabilities		14 557	14 742
Current liabilities			
Interest-bearing liabilities			
Loans from financial institutions		6 780	6 059
Other liabilities	Note 26	1 405	1 164
Total		8 185	7 223
Noninterest-bearing liabilities			
Advance payments from customers		1 409	811
Accounts payable		5 921	4 723
Due to associated companies		143	94
Income tax liabilities	Note 11	1 133	1 041
Other liabilities	Note 27	1 966	1 700
Provisions	Note 24	735	436
Accrued expenses and deferred income		4 654	4 285
Total		15 961	13 090
Total current liabilities		24 146	20 313
TOTAL LIABILITIES		38 703	35 055
TOTAL EQUITY AND LIABILITIES		65 901	59 562

Consolidated statement of changes in equity

	Equity attributable to equity holders of the parent company						
Amounts in SEK M	Share Capital	Other paid-in capital	Reserves	Retained earnings/ Profit for the year	Total	Minority interest	Total equity
Equity at 1 January 2005	1 581	1 057	-459	20 388	22 567	984	23 551
Effect of change in accounting policy	-	-	62	-	62	-	62
Equity at 1 January 2005, as restated	1 581	1 057	-397	20 388	22 629	984	23 613
Foreign currency translation differences	-	-	1 731	-	1 731	84	1 815
Change in hedging reserve	-	-	-184	-	-184	-	-184
Acquisition of minority interest	-	-	-	-	-	-125	-125
Income tax on income and expense recognized directly in equity	-	-	34	-	34	-	34
Net changes recognized directly in equity, excl. transactions with equity holders	-	-	1 581	-	1 581	-41	1 540
Profit for the year	-	-	-	6 021	6 021	371	6 392
Total recognized income for 2005 excl. transactions with equity holders	-	-	1 581	6 021	7 602	330	7 932
Dividend	-	-	-	-2 717	-2 717	-295	-3 012
Exercised share options	-	-	-	-73	-73	-	-73
Equity-settled share-based payments	-	-	-	11	11	-	11
Redemption of shares	-99	-	-	-3 865	-3 964	-	-3 964
Share capital reduction	-58	-	-	58	-	-	-
Equity at 31 December 2005	1 424	1 057	1 184	19 823	23 488	1 019	24 507
Equity at 1 January 2006	1 424	1 057	1 184	19 823	23 488	1 019	24 507
Foreign currency translation differences	-	-	-1 784	-	-1 784	-41	-1 825
Change in hedging reserve	-	-	122	-	122	-	122
Acquisition of minority interest	-	-	-	-	-	-2	-2
Income tax on income and expense recognized directly in equity	-	-	-34	-	-34	-	-34
Net changes recognized directly in equity, excl. transactions with equity holders	-	-	-1 696	-	-1 696	-43	-1 739
Profit for the year	-	-	-	7 701	7 701	406	8 107
Total recognized income for 2006 excl. transactions with equity holders	-	-	-1 696	7 701	6 005	363	6 368
Dividend	-	-	-	-3 203	-3 203	-330	-3 533
Exercised share options	-	-	-	-148	-148	-	-148
Equity-settled share-based payments	-	-	-	4	4	-	4
Equity at 31 December 2006	1 424	1 057	-512	24 177	26 146	1 052	27 198

Consolidated cash-flow statement

Amounts in SEK M	2006	2005
Cash-flow from operating activities		
Income after financial income and expenses	11 113	8 819
Adjustment for depreciation, amortization and impairment losses	2 976	2 713
Adjustment for items that do not require the use of cash	-291	-151
Income tax paid	-2 708	-1 828
Cash-flow from operating activities before changes in working capital	11 090	9 553
Changes in working capital		
Change in inventories	-3 090	-1 766
Change in operating receivables	-2 523	-1 511
Change in operating liabilities	2 693	990
Cash-flow from operating activities	8 170	7 266
Cash-flow from investing activities		
Acquistion of companies and shares, net of cash acquired	-1 261	-285
Purchase of property, plant and equipment	-4 801	-3 665
Proceeds from sale of companies and shares, net of cash disposed of	70	31
Proceeds from sale of property, plant and equipment	668	235
Net cash used in investing activities	-5 324	-3 684
Net cash-flow after investing activities	2 846	3 582
Cash-flow from financing activities		
Proceeds from external borrowings	4 057	3 991
Repayment of external borrowings	-2 933	-904
Reacquisition of own shares	-	-3 964
Exercise of personnel options	-80	-73
Dividends paid	-3 533	-3 012
Net cash used in financing activities	-2 489	-3 962
Cash-flow for the year	357	-380
Cash and cash equivalents at beginning of year	1 559	1 720
Exchange-rate differences on cash and cash equivalents	-171	219
Cash and cash equivalents at end of year	1 745	1 559

Supplementary information, note 31.

Parent Company income statement

Amounts in SEK M		2006	2005
Revenue	Note 2	17 932	15 242
Cost of sales and services		-13 646	-11 427
Gross profit		4 286	3 815
Selling expenses		-577	-488
Administrative expenses		-1 719	-1 646
Research and development costs	Note 4	-778	-837
Other operating income	Note 5	455	390
Other operating expenses	Note 6	-1 344	-801
Operating profit	Notes 3, 7, 8	323	433
Income from shares in group companies	Note 9	9 264	3 880
Income from shares in associated companies	Note 9	1	2
Income from investments held as non-current assets	Note 9	0	0
Interest income and similar items	Note 9	657	235
Interest expenses and similar items	Note 9	-898	-633
Profit after financial items		9 347	3 917
Appropriations	Note 10	305	-185
Income tax expense	Note 11	-29	-1
Profit for the year		9 623	3 731

Parent Company balance sheet

Amounts in SEK M		2006	2005
ASSETS			
Non-current assets			
Intangible assets			
Patents and similar rights	Note 14	51	50
Total		51	50
Property, plant and equipment			
Land and buildings	Note 14	473	478
Plant and machinery	Note 14	3 492	3 543
Equipment, tools and installations	Note 14	309	312
Construction in progress and advance payments	Note 14	974	567
Total		5 248	4 900
Financial assets			
Shares in group companies	Note 15	11 723	10 521
Advances to group companies		34	94
Investments in associated companies	Note 16	4	8
Advances to associated companies		0	1
Other investments		1	0
Non-current receivables	Note 18	23	22
Deferred tax assets	Note 11	17	-
Total		11 802	10 646
Total non-current assets		17 101	15 596
Current assets			
Inventories	Note 19	4 599	3 857
Current receivables			
Trade receivables		1 150	828
Due from group companies		15 846	16 873
Due from associated companies		474	82
Income tax receivables	Note 11	16	169
Other receivables	Note 18	456	287
Prepaid expenses and accrued income		423	440
Total		18 365	18 679
Cash and cash equivalents		19	10
Total current assets		22 983	22 546
TOTAL ASSETS		40 084	38 142

Amounts in SEK M		2006	2005
EQUITY AND LIABILITIES			
Equity			
Non-distributable equity			
Share capital		1 424	1 424
Legal reserve		1 611	1 611
Total		3 035	3 035
Distributable equity			
Profit brought forward		1 637	1 008
Profit for the year		9 623	3 731
Total		11 260	4 739
Total equity	Note 20	14 295	7 774
Untaxed reserves			
Accelerated depreciation	Note 21	2 430	2 287
Tax allocation reserves	Note 22	639	1 076
Other untaxed reserves	Note 22	15	26
Total		3 084	3 389
Provisions			
Provisions for pensions and similar obligations	Note 23	106	103
Provision for taxes	Note 11	42	133
Other provisions	Note 24	127	143
Total		275	379
Non-current interest-bearing liabilities			
Loans from financial institutions	Note 25	1 669	894
Loans from Group companies	Note 25	3	39
Other liabilities	Note 25	2 511	3 075
Total		4 183	4 008
Non-current noninterest-bearing liabilities			
Deferred tax liabilities	Note 11	-	5
Other liabilities		9	9
Total		9	14
Current interest-bearing liabilities			
Loans from Group companies		12 766	18 343
Other liabilities		1 324	1 016
Total		14 090	19 359
Current noninterest-bearing liabilities			
Advance payments from customers		53	19
Accounts payables		1 734	1 110
Due to Group companies		27	158
Due to associated companies		125	79
Other liabilities		205	78
Accrued expenses and deferred income	Note 28	2 004	1 775
Total		4 148	3 219
TOTAL EQUITY AND LIABILITIES		40 084	38 142
Assets pledged	Note 29	-	-
Contingent liabilities	Note 29	11 929	11 171

Parent Company statement of changes in equity

Amounts in SEK M	Share capital	Share premium	Legal reserve	Distributable equity	Total equity
Equity at 1 January 2005	1 581	1 057	297	7 716	10 651
Profit for the year	-	-	-	3 731	3 731
Dividend	-	-	-	-2 717	-2 717
Group contributions	-	-	-	187	187
Tax effect of group contributions	-	-	-	-52	-52
Newly issued C shares	158	-	-	-	158
Redemption of C shares	-158	-	158	-158	-158
Share capital reduction	-58	-	-	58	0
Redemption of shares	-99	-	99	-3 964	-3 964
Transfer from share premium to legal reserve	-	-1 057	1 057	-	0
Exercise of employee options	-	-	-	-73	-73
Equity-settled share-based payments	-	-	-	11	11
Equity at 31 December 2005	1 424	-	1 611	4 739	7 774
Profit for the year	-	-	-	9 623	9 623
Dividend	-	-	-	-3 203	-3 203
Group contributions	-	-	-	341	341
Tax effect of group contributions	-	-	-	-95	-95
Exercise of employee options	-	-	-	-149	-149
Equity-settled share based payments	-	-	-	4	4
Equity at 31 December 2006	1 424	-	1 611	11 260	14 295

Parent Company cash-flow statement

Amounts in SEK M	2006	2005
Cash-flow from operating activities		
Profit before tax	9 652	3 732
Adjustment for depreciation	576	550
Adjustment for items that do not require the use of cash	-337	461
Income tax paid	-85	53
Cash-flow from operating activities before changes in working capital	9 806	4 796
Changes in working capital		
Change in inventories	-743	-472
Change in operating receivables	-991	2 011
Change in operating liabilities	883	-409
Cash-flow from operating activities	8 955	5 926
Cash-flow from investing activities		
Acquisition of companies and shares	-1 232	-3 706
Investment in property, plant and equipment	-1 011	-715
Proceeds from sale of companies and shares	13	21
Proceeds from sale of property, plant and equipment	19	6
Net cash used in investing activities	-2 211	-4 394
Net cash-flow after investing activities	6 744	1 532
Cash-flow from financing activities		
Change in advances/loans to/from Group companies, net	-4 316	4 373
Proceeds from external borrowings	1 821	813
Repayment of external borrowings	-1 230	-128
Redemption of own shares	-	-3 964
Exercise of personnel options	-148	-73
Dividend paid	-3 203	-2 717
Group contributions	341	187
Net cash used in financing activities	-6 735	-1 509
Cash-flow for the year	9	23
Cash and cash equivalents at beginning of year	10	-13
Cash and cash equivalents at end of year	19	10

Supplementary information, note 31

Sandvik's risks and risk management

Being a global group, represented in 130 countries, Sandvik is exposed to a range of business and financial risks. Accordingly, the management of risks is a process that is important to Sandvik in order to achieve its objectives. Effective risk management is a continuous process conducted within the scope of the operational control system and is an integral part of the periodic monitoring.

During 2005, extensive work commenced to integrate the Group's risk management into the framework of strategic and operational management, where risk management shall be a natural part of planning, monitoring and control. Reporting in accordance with this integrated model commenced in early 2006. Objectives for such integrated risk management have been established. It shall:

- create a heightened risk awareness in the organization, from operational decision-makers to the Board of Directors. Transparent and consistent reporting of risks shall form a basis for a common approach to what shall be prioritized and managed
- support the Board of Directors and executive management in the strategic decision-making by continuous identification and evalutation of strategic risks
- contribute to improvements in operational decision-making by managers at various levels by ensuring that operational risks are continuously evaluated and managed
- secure control of the company's exposure to risk by implementing a common model and methodology for risk management.

Risks are classified as follows:

Business	Compliance	Financial reporting
Industry and market	Power of Sandvik	Financial reporting process
Commercial	Laws and regulations	IT process
Operational	Tax	Financial guidelines
	Governance	

The risk management model covers the following risk areas:

- strategic risks
- commercial, operational and financial risks
- compliance with external and internal rules and regulations
- financial reporting.

The main components of risk management are identification, measurement, managing, reporting, monitoring and control. A control strategy is established for each risk in order to either accept, reduce or eliminate the risk. Formal routines and processes are established for the reporting, monitoring and control of risks.

STRATEGIC RISKS

The risk exposure varies between the various business areas. A groupwide risk management model has been established with common definitions, reporting formats and processes, which at the same time makes it possible for each business area to identify and manage its specific risks.

The responsibility for risks related to the strategic management of the Company and its business development, as well as the continuous reporting of Sandvik's consolidated risk position, rests with the Group Executive Management. Risk issues and risk management are reported to the Board of Directors and the Board's Audit Committee.

Since 2006, all Sandvik units work according to a common model for risk management integrated with the Company's operations and reported to Group Executive Management twice a year.

OPERATIONAL RISKS

Each manager with operational responsibilities has a responsibility to ensure that risks associated with the operations are appropriately identified, measured and managed. Operational risks include market and country risks, R&D risks, product risks, production risks, legal risks, environmental risks, and financial reporting risks. Each unit's risks are regularly summarized in a report also setting out what measures are taken to manage the risks. Each risk is measured and assigned an action plan. All this information is consolidated at Group level to provide a common picture of the Group's risk exposure.

For additional information on Sandvik's risk areas, also refer to the Company's Corporate Governance Report (pages 84–91) and Sustainability Report (pages 78–83).

LEGAL ISSUES

Litigation

Sandvik at times is party to litigation related to its business operations, of greater or lesser proportions. In the ordinary course of business, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and safety. There are no such proceedings of a material nature.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that exposure to welding fumes caused neurological injury. All of these cases involve multiple defendants in addition to Sandvik Inc. To date, Sandvik Inc. has not lost any lawsuit or settled any such claims, and the only costs incurred are the costs of defending the lawsuits which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove that any neurological injury was caused by welding electrodes sold by Sandvik Inc. The market share of Sandvik Inc. for welding electrodes in the US is low, less than 1%, and many of the cases against Sandvik Inc. have been dismissed because the plaintiffs could not show that they had used Sandvik Inc.'s welding electrodes. Sandvik believes that there is no reliable scientific evidence to support the claims but – despite such absence of evidence – anticipates that Sandvik Inc. will have to continue to defend itself against this kind of claims in lawsuits.

Protection of intellectual properties

To protect the return on the resources that Sandvik invests in research and development, the Group has a strategy for the active safeguarding of technical achievements. Patent infringement and pirating constitute a constant risk that Sandvik carefully monitors. Sandvik asserts its intangible rights through legal proceedings when necessary.

INSURABLE RISKS

Sandvik has the customary insurance programs with respect to the Group's property and liability risks.

FINANCIAL RISKS

The Board of Directors is responsible for establishing the Group's finance policy which comprises the guidelines, objectives and limits for financial management, and the management of financial risks within the Group. During 2006, a new finance policy was adopted establishing Sandvik Financial Services as the organizational unit responsible for the management of the Group's financial risks.

Internal bank operations

Through its comprehensive international operations, Sandvik is exposed to currency, interest, liquidity and financing risks. There are advantages in the central handling of matters pertaining to financing and financial exposure. Therefore, Sandvik conducts internal banking operations within Sandvik Financial Services located at its headquarters in Sweden. There are also small units in the US and Germany primarily for customer financing.

The internal bank shall be able to serve the Group companies and the purpose of the bank is to support subsidiaries with loans, investment opportunities and currency-exchange deals, and to act as advisors in financial matters. Most receivables created through internal Group sales are transferred to the Swedish bank unit. Since internal sales largely arise in the buying company's local currency, the internal bank thereby attains adequate control over the Group's transaction exposure. The internal bank also conducts Sandvik's netting system, and is accountable for international cash management.

The primary objectives of the internal banking operations within Sandvik are to contribute to the creation of value by minimizing the financial risks that the Group is exposed to in the ordinary course of business, and to optimize the Group's net financing cost. Only banks with a solid financial position and high credit ratings are accepted as Sandvik's counterparties in financial transactions.

Currency risk

The most significant financial risk to which Sandvik is exposed is currency risk. Foreign-exchange movements affect the company's earnings, shareholders' equity and competitive situation in different ways:

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when the net assets of subsidiaries are translated to Swedish kronor (translation exposure).

Transaction exposure

For an internationally active company such as Sandvik, it is important to offer customers the possibility to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Since a large percentage of production is located in Sweden, Sandvik in Sweden has large surplus flows of foreign currency, which are exposed to transaction risks. The company also has major exporting production units and distribution units in other countries, particularly in the euro area, with net flows in currencies other than their own. In 2006, these flows totalled some SEK 17,800 M (17,000). The Group's net inflow of payments in foreign currencies in 2006, fully set off against the countervalue in the exporting companies' local currencies, amounted to approximately SEK 10,400 M (9,100). Flows in 2007 are not expected to be significantly different.

In accordance with Sandvik's guidelines, the flow of foreign currency must be hedged. The first net hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders are hedged when received to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales and purchases of forward contracts. The hedging horizon for the Group as a whole depends on the mix of currency flows in the different business areas and is normally one to four months, but may be changed by maximum some six months by strategic currency hedges decided by the CFO. As of 31 December 2006, the average hedging horizon was about two months.

In the hedging of future sales flows, forward contracts are used and, to some extent, currency options.

The actual value of outstanding forward contracts at year-end are presented below. Shown in the diagram below are outstanding contracts in the most important currencies at year-end exchange rates. Unrecognized losses on currency contracts for hedging of future net flows at year-end amounted to SEK 99 M. Of this amount, SEK 87 M pertains to contracts that mature in 2007 and SEK 12 M to contracts maturing in 2008 or later. Hedge accounting in accordance with IAS 39 is applied to the greater part of these hedging transactions.

Translation exposure

Group subsidiaries normally should not have any translation risk in their balance sheets. Sandvik's objective is that a subsidiary's receivables and liabilities in foreign currency shall be balanced (hedged).

As of 31 December 2006, net assets of Group subsidiaries in foreign currencies amounted to approximately SEK 24,700 M.

NET FLOWS IN FOREIGN CURRENCY, SEK M



2005
2006
2 700
2 500
4 250
3 600
1 400
1 600
430
950
550
950
470
900
-700
-100
EUR
USD
AUD
NOK
ZAR
CAD
Other

HEDGED FOREIGN CURRENCIES, SEK M



2005
2006
-1 750
-700
2 240
1 220
720
400
430
350
240
80
490
330
0
120
EUR
USD
AUD
NOK
ZAR
CAD
Other

A subsidiary usually raises intra-group borrowings denominated in its own currency. Its net assets, normally equivalent to its equity, are translated to Swedish kronor at the year-end exchange rate. The net assets are not hedged but the differences that arise due to changes in exchange rates since the preceding year-end are recognized directly to equity.

Sandvik borrows largely to finance foreign subsidiaries' investments. Such borrowing is frequently in a particular currency, whereupon the internal bank lends to the subsidiaries requiring financing in local currencies. Furthermore, subsidiaries deposit excess cash with the internal bank. In these cases, the internal bank's deposits and loans are hedged by currency forward contracts. The Group's net borrowing in various currencies is presented below.

Translation exposure in the subsidiaries' earnings

The earnings of the foreign subsidiaries are translated to Swedish kronor at the average exchange rate for the period during which earnings arise.

Exchange-rate sensitivity

As an estimate, it may be stated that a change of plus or minus SEK 0.10 in the USD rate would change Sandvik's operating profit by plus or minus SEK 60 M on an annual basis, under conditions that prevailed at year-end 2006. A change of SEK 0.10 in the rates for EUR and AUD would have comparable effects of SEK 70 M and SEK 35 M, respectively.

The change in earnings occurs with a time-lag, since a change in exchange rates does not have an impact until the hedging horizon has passed. Experience shows that foreign-exchange movements often have other indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb, therefore, should be used cautiously for a company like Sandvik with global production and sales. Refer to the diagram above.

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR, USD AND AUD EXCHANGE RATES (2006)


Rate change in SEK 0.01
100
60
20
-20
-60
-100
-10
-5
5
10
EUR
USD
AUD
Operating profit change in SEK M on an annual basis

Interest risk

Interest risk is defined as the risk that changes in market interest rates affect the Group's net financial items adversely. The speed with which a change in interest rate affects net financial items depends on the fixed-interest period of the loans. The company's exposure to interest-rate fluctuations (interest risk) is considerably less than for currency risk. Interest risk arises in two ways:

- The company may have invested in interest-bearing assets, the value of which changes when the interest rate changes.
- The cost of the company's borrowing fluctuates when the general interest-rate situation changes.

Sandvik has no long-term surplus liquidity and normally does not invest any liquidity in other than current bank deposits/current money-market instruments with maturities of less than 90 days. Accordingly, there is no significant interest risk in the Group's short-term investments.

Changes in interest rates thus mainly affect the cost of the company's borrowings.

NET ASSETS IN FOREIGN CURRENCY, SEK M


2005
2006
10 600
12 250
2 500
2 500
2 100
2 200
1 200
1 200
550
950
800
750
4 750
4 850
EUR
USD
CHF
AUD
CZK
CAD
Other

NET BORROWINGS BY CURRENCY, SEK M


2005
2006
1 400
1 100
4 240
3 940
7 820
8 540
290
890
480
530
440
370
EUR
USD
SEK
AUD
GBP
Other

The Group's maturity profile and interest rates for outstanding loans is presented in the table below.

Sandvik has entered into a number of interest rate swaps to affect the interest term. The swaps involve that Sandvik receives a floating 90-days rate and pays a fixed rate on a quarterly basis, normally for a duration of five years. The nominal values of the interest rate swaps entered into and the final maturity are presented in the table below.

The interest swap agreements entered into had a negative market value of SEK -3 M at year-end. Hedge accounting in accordance with IAS 39 is applied only to those interest swaps that are directly related to a specific loan.

The Group's average interest rate, including other loans and effects of interest rate swaps, is about 4.3%.

Sandvik's average fixed-interest term for loans shall, in accordance with Group guidelines, be 12 months, but may vary between 6 and 30 months upon decision by the CFO. At year-end, the average term was 28 months (taking into account interest derivative contracts). Since the intention is to retain all loans to their final maturity, they are reported at amortized cost, and are not remeasured to the market value when changes in the interest-rate situation occur.

Loan conditions essentially follow the normal market terms. In principle, no assets were pledged in connection with the raising of loans. Those cases where this occurred are disclosed in note 29.

The fair value of the loan portfolio, including related derivatives, would change by some SEK 193 M at a change in the market interest rate, over the entire interest-rate curve, of one percentage point, given the same volume and fixed-interest term as at 31 December, 2006.

The Group's maturity profile and interest rates for outstanding loans

SEK M	Effective interest, %	1 year or earlier	2–5 years	Later than 5 years	Total
Bond loans	3.59	1 327	2 165	350	3 842
Commercial papers	4.20	5 872	-	-	5 872
Private placement	5.14	-	-	2 052	2 052
Other loans	5.11	982	2 624	-	3 609
Total		8 181	4 789	2 402	15 372

Interest rate swaps and financial maturity

SEK M	2007	2008	Total
USD	513	-	513
EUR	-	289	289
JPY	29	-	29
Total	542	289	831

Liquidity and financing risk

Liquidity and financing risk is defined as the risk that costs will rise and financing possibilities will be limited when loans must be refinanced, and that payment commitments cannot be met as a result of insufficient liquidity.

In Sandvik's finance policy, the liquidity and financing risks are regulated such that the sum of guaranteed credit facilities and cash and cash equivalents must exceed the total of all borrowings falling due within the next six months. At 31 December, 2006, the sum of cash and cash equivalents and credit facilities was SEK 10,872 M compared to borrowings falling due within the next six months totalling SEK 8,185 M.

Sandvik has a credit facility of EUR 1,000 M which matures in 2013. This credit facility, which was renegotiated during the year, has been placed at the company's disposal by a group of banks. The constituent banks also have other dealings with Sandvik. The facility, which is the Group's primary liquidity reserve, was unutilized at year-end. The size of the facility is regularly reconsidered in order to adapt it to the Group's need for a liquidity reserve.

In addition, the company has a Swedish Medium Term Note program with a program size of SEK 5,451 M. At year-end, bonds in the amount of SEK 3,842 M were outstanding, with an average fixed-interest term of 1.2 years. Sandvik has issued bonds totalling USD 300 M in the US market in a so-called private placement. These bonds mature in 11 and 14 years.

Sandvik also has a Swedish commercial-paper program with a program size of SEK 4,000 M. The amount outstanding at year-end was SEK 3,224. The commercial papers had an average remaining term of 59 days.

Sandvik in addition has a European commercial-paper program with a program size of EUR 500 M. At year-end, as measured in SEK, the outstanding amount was SEK 2,648 M. These commercial papers had an average remaining term of 53 days.

Standard & Poor's, the international credit rating institute, has an A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

Credit risk

The Group's financial transactions give rise to credit risk in relation to financial counterparties. Credit risk or counterparty risk is defined as the risk for losses if the counterparty does not fulfil its commitments.

Sandvik has entered into agreements with the banks that are most important to the Company on such matters as the right to offset receivables and liabilities that arise from financial transactions, so-called ISDA agreements. This means that the company has no significant credit exposure to the financial sector. The company has, on the other hand, a credit risk in the form of outstanding customer accounts receivable. The distribution of the respective business areas' invoicing by industry segment implies a good risk spread.

At 31 December 2006, the total nominal value of derivative instruments for purchased and sold currencies amounted to SEK 49,408 M. These derivatives form part of the Group's managing of currency risks in transaction flows and financing.

Sandvik's customers, particularly those of Sandvik Mining and Construction, frequently desire to finance their investments in new equipment with maturities that match the products' expected economic lives. Accordingly, the business area works in close contact with various financial institutions, such as banks and export credit boards, in order to offer customers competitive solutions. In certain cases, Sandvik must provide buy-back guarantees, i.e. promise to repurchase a machine at an indicated value established in advance.

Outstanding buy-back guarantees at year-end amounted to SEK 49 M (89). The company's economic risk, however, is lower since the returned machine has a residual value. During the past couple of years, Sandvik has offered credits to the company's distributors and end-customers in NAFTA and Europe through its own finance companies. The value of outstanding credits in these companies was SEK 344 M (238) at year-end.

In addition to the traditional financing of equipment that the customer buys, Sandvik also offers rental machines via operating lease arrangements to customers who only have need for a machine during a shorter period. The net book value of Sandvik's global fleet of rental machines is SEK 565 M (671).

Raw materials price exposure

Sandvik's operations give rise to risks due to changes in the price of market-quoted raw materials, mainly nickel, tungsten, cobalt, and of electricity. The nickel price varied significantly during the year and was upwards of USD 33,000 per metric ton at year-end, up some USD 20,000 from the end of 2005.

As large orders are received by Sandvik Materials Technology, the price for market-quoted raw materials included in the order is hedged. The market value of nickel derivatives entered into at year-end was SEK 37 M. Alloy surcharge clauses for nickel in the end-price to the customer mean that changes in raw material prices only to a lesser extent affect the Group's profit for the year. The electricity price is continuously hedged through derivatives for Sandvik's large production units in Sweden. The hedging horizon at year-end was about 19 months' expected consumption. The market value of electricity derivatives at year-end was negative, about SEK -95 M. Hedge accounting in accordance with IAS 39 is applied to the greater part of the raw materials and electricity derivatives.

Fair value of financial assets and liabilities

Fair value is based on market prices and is determined applying generally accepted methods. When available, official market values at the closing date are used. Translation to SEK is effected at the quoted currency rate at the closing date.

All financial assets and liabilities and financial derivatives are stated at fair value except own long-term and short-term borrowings which are measured at amortized cost. Marking the Company's own borrowings to market would reduce the Group's long-term borrowings by SEK 70 M. When measuring interest-bearing liabilities, the Company's Swedish bond loan has then been remeasured at listed market prices where such prices are available. Other long-term debt has been remeasured based on the difference between the nominal interest rate and current market rate. Short-term loans, which include, among other things, outstanding commercial papers with a fixed interest period of less than 12 months, have not been revalued.

Fair value of financial assets and liabilities

	Group		Parent Company	
SEK M	Book value	Fair value	Book value	Fair value
Non-current loans from credit institutions	2 255	2 255	1 669	1 669
Other non-current borrowings	4 935	4 865	2 511	2 510
Total	7 190	7 120	4 180	4 179

Accounting policies

and significant judgments and assumptions in the process of applying these policies

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and interpretations of such standards by the International Financial Reporting Interpretations Committee (IFRIC), as endorsed by the EU Commission for application within the European Union. In addition, the standard RR 30:05, Supplementary accounting standards for group accounts, issued by the Swedish Financial Accounting Standards Council has been applied.

The Parent Company has applied the same accounting policies as those applied in the consolidated financial statements except as set out below in the section "Parent Company's accounting policies". The differences in accounting polices are caused by limitations imposed by the Annual Accounts Act and the Law on Safeguarding of Pension Commitments for the Parent Company to apply IFRSs, and in certain cases income tax reasons.

The financial reports are presented on pages 6–76. The consolidated financial statements and the Parent Company's annual report were approved for issuance by the Board of Directors on 31 January 2007. The Group's and the Parent Company's income statements and balance sheets are subject to the adoption at the Annual Meeting of Shareholders on 26 April 2007.

BASIS OF PRESENTATION

Assets and liabilities are stated on a historical cost basis except that certain financial assets and liabilities are stated at their fair value, viz. derivative financial instruments and financial instruments classified as available-for-sale.

Receivables and liabilities and items of income and expense are offset only when required or expressly permitted in an accounting standard.

The Parent Company's functional currency is Swedish kronor (SEK) which is also the reporting currency of the Parent Company and the Group. Accordingly, the financial reports are presented in SEK. All amounts are given in SEK million unless otherwise stated.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have a significant effect on the financial statements, and estimates with a significant risk of material adjustment in the next year, are further discussed below.

Events after the balance sheet date refer to both favorable and unfavorable events that have occurred after the balance sheet date but before the date the financial reports were authorized for issue by the Board of Directors. Significant non-adjusting events, i.e. events that are indicative of conditions that arose after the balance sheet date, are disclosed in the financial reports. Only adjusting events, i.e. those that provide evidence of conditions that existed at the balance sheet date, have been considered in the preparation of the financial reports.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The Group's accounting polices have been consistently applied in the reports of the Parent Company, the subsidiaries and associated companies and when including these entities in the consolidated financial reports.

CHANGES IN ACCOUNTING POLICIES

Changes in primarily IAS 19 Employee benefits entailed significantly expanded disclosures on the Group's post-employment benefits.

EARLY APPLICATION OF IFRSs AND INTERPRETATIONS ISSUED OR AMENDED DURING 2006

No new IFRSs or interpretations have been adopted early.

NEW IFRSs AND INTERPRETATIONS COMING INTO EFFECT IN FUTURE ACCOUNTING PERIODS

Only a few new standards and interpretations come into effect in 2007, partly due to the decision by the IASB in July 2006 not to make any significant amendments to the IFRS rules and regulations before 1 January 2009. In 2007, the disclosure requirements for financial instruments set out in IAS 32 are exchanged for the new standard IFRS 7. This, together with consequential amendments to IAS 1, will result in additional comprehensive disclosures about the Group's financial instruments and equity. IFRIC interpretations coming into effect in 2007 are not expected to have any significant effects on results of operations or financial position.

SEGMENT REPORTING

The Group's operations are organized in a number of business areas based on products and services. The market organization also reflects this structure. The business areas therefore constitute the Group's primary segments while the market areas constitute the secondary segments.

In accordance with IAS 14, segment information is presented only on the basis of the consolidated financial statements.

Segment results, assets and liabilities include only those items that are directly attributable to the segment and the relevant portions of items that can be allocated on a reasonable basis to the segments. Unallocated items comprise interest and dividend revenue, gains on disposal of financial investments, interest expense, losses on disposal of financial investments, income tax expense and certain administrative expenses. Unallocated assets and liabilities include income tax receivables and payables, financial investments and financial liabilities.

CLASSIFICATION

Fixed assets, non-current liabilities and provisions essentially consist of amounts expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities essentially consist of amounts expected to be recovered or settled within 12 months from the balance sheet date. The Group's operating cycle is considered to be less than one year.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities that are controlled by the Parent Company. Control exists when the parent has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. Acquisitions of subsidiaries are reported in accordance with the purchase method. Under such method, the acquisition is regarded as a transaction whereby the parent indirectly acquires the subsidiary's assets and assumes its liabilities and contingent liabilities. The acquisition cost to the Group is established in a purchase price allocation analysis. In such analysis, the cost of the business combination is established as are the fair values of recognized identifiable assets, liabilities and contingent liabilities. The cost of the business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the net assets acquired, plus any costs directly attributable to the business combination. When the cost of the business combination exceeds the net fair value of the identifiable assets, liabilities and contingent liabilities, the excess is reported as goodwill. If the difference is negative, such difference is immediately recognized in the income statement.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associated companies

Associated companies are those entities in which the Group has significant influence, but not control, over the financial and operating policies, normally a shareholding of not less than 20% and not more than 50%. Interests in associated companies are, as from the date significant influence commences, reported in accordance with the equity method in the consolidated financial statements. Under the equity method, the carrying values of interests in associates corresponds to the reported equity of associated companies, any goodwill and any other remaining fair value adjustments recognized at acquisition date. The consolidated income statements includes as "Share of results of associated companies" the Group's share of the associate's income adjusted for any amortization of goodwill, impairment losses and other income statement adjustments arising from the purchase price allocation. Dividends received from an associated company reduce the carrying value of the investment.

Any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations.

The application of the equity method is discontinued on the date that significant influence ceases.

Transactions eliminated on consolidation

Intragroup balances, income and expenses and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way, but only to the extent that there is no evidence of impairment.

FOREIGN CURRENCY

Foreign currency transactions

Transactions in foreign currencies are translated into functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The functional currency is the currency in the primary economic environment in which the Group entities operate. The Group comprises the Parent Company, subsidiaries and associated companies. The functional currency of the Parent Company is Swedish kronor (SEK). The Group's presentation currency is also SEK.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to SEK at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to SEK at rates approximating to the foreign exchange rates ruling at the dates of the transactions.

Exchange differences arising from the translation of the net investment in foreign operations are recognized directly in a separate component of equity, a translation reserve. Such reserve reflects cumulative translation differences arising as from 1 January 2004, the date of transition to IFRSs. Translation differences arising before that date are included in other components of equity and are not separately disclosed.

Such translation reserve relating to a foreign operation is released into the Group's income statement upon disposal.

REVENUE

Sales and service revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, i.e. normally in connection with delivery. If the product requires installation at the buyer, and installation is a significant part of the contract, revenue is recognized when the installation is completed. Buy-back commitments may entail that sales revenue cannot be recognized if the agreement with the customer in reality implies that the customer has only rented the product for a certain period of time.

Revenue from service assignments is normally recognized in connection with the rendering of the service. Revenue from service and maintenance contracts is recognized in accordance with the percentage of completion method. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the assignment.

Construction contracts

Construction contracts exist to some extent, mainly in the Sandvik Mining and Construction business area and the Process Systems product area. As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in the income statement in proportion to the stage of completion of the contract. The stage of completion is determined based on the proportion that contract costs incurred to date bear to the estimated total contract costs. Expected losses are immediately recognized as an expense.

Other revenue

Revenue in the form of royalty is recognized based on the financial substance of the agreement.

Government grants

Government grants are recognized in the balance sheet when there is reasonable assurance that the grant will be received and that the entity will comply with the conditions attaching to them. Grants are recognized as income in the same way and over the same periods as the related costs which they are intended to compensate, on a systematic basis. Grants related to assets are presented by deducting the grant from the carrying value of the asset.

OPERATING AND FINANCIAL COSTS AND EXPENSES

Operating lease agreements

Costs for operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense. Variable fees are charged to income as incurred.

Finance lease agreements

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Variable fees are charged to income as incurred.

Financial income and expenses

Financial income and expenses comprise interest income on bank deposits, receivables and interest-bearing securities, interest expense on borrowings, dividend income, exchange rate differences, and unrealized and realized gains and losses on financial instruments and derivatives used in finance operations.

Interest income on receivables and interest expense on borrowings are recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or liability. Also the interest rate component of finance lease payments is recognized using the effective interest rate method. Interest income includes allocations of transaction costs, any rebates, premiums and other differences between the initially recognized amount of a receivable and the amount that eventually fall due.

Dividend income is recognized when the shareholder's right to receive payment is established.

Borrowing costs are not capitalized as part of the cost of assets.

INCOME TAX

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the related tax effect is also recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is reported using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill arising on business combination, the initial recognition of assets or liabilities that affect neither accounting, nor taxable profit, and differences relating to investments in subsidiaries and associated companies to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of asses and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset relating to deductible temporary differences and net operating losses is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Any additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

FINANCIAL INSTRUMENTS

Financial instruments recognized in the balance sheet comprise, among assets, cash and cash equivalents, loan and trade accounts receivables, financial investments and derivatives, and among liabilities, trade accounts payables, borrowings and derivatives.

Recognition and derecognition

A financial asset or a financial liability is recognized on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. Trade receivables are recognized upon issuance of the invoice. A liability is recognized when the counterparty has performed under the agreement and the Company is contractually obliged to settle the obligation, even if no invoice has been received. A financial asset (or a portion of a financial asset) is derecognized when the rights under the agreement are realized or have expired, or when control of the contractual rights is lost. A financial liability (or a part of a financial liability) is removed from the balance sheet when the obligation specified in the contract is discharged or otherwise expires. A financial asset and a financial liability is offset and presented in a net amount in the balance sheet only if there is a legally enforceable right to set off the recognized amounts and an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A regular-way purchase or sale of financial assets is recognized and derecognized, as applicable, using trade date accounting. Trade date is the date at which an entity commits itself to purchase or sell an asset.

Classification and measurement

A non-derivative financial instrument is initially recognized at transaction price equivalent to the fair value of the instrument. The classification of a financial asset determines how it is measured after initial recognition. The Group classifies its financial instruments based on the purpose for its acquisition. Management decides its classification on initial recognition. Sandvik's holdings of financial instruments are classified as follows.

Investments in shares and participations reflect holdings that are not traded on an active market and are classified as available-for-sale financial assets. Such assets are, after initial recognition, principally measured at their fair values with gains or losses arising from a change in the fair value recognized directly in equity. However, if there is objective evidence that the asset is impaired, the cumulative loss recognized directly in equity is removed from equity and recognized in the income statement. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are, however, measured at cost, possibly adjusted to recognize an impairment loss.

Receivables reported with non-current assets and trade receivables reported with current assets are non-derivative financial assets with fixed or determinable payments and they are not quoted on an active market. After initial recognition, these assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative financial instruments are initially recognized at fair value. Derivatives that are not designated as a hedging instrument are, after initial recognition, measured at fair value with changes in fair value recognized in profit or loss, i.e. in accordance with the principles for financial instruments held for trading. Sandvik to a limited extent has entered into foreign exchange contracts that are not designated as hedging instruments. Certain interest rate swaps that Sandvik has entered into do not meet the criteria for hedge accounting and are, therefore, also accounted for in this way and reported in the balance sheet with financial assets or financial liabilities, as applicable. The interest coupon in swaps is reported with interest while the remaining change in fair value is reported with other financial income or expenses. Also the contracts that Sandvik has entered into in relation to its employee stock option programs to limit the effects of future Sandvik share price rises are accounted for in this way.

Derivatives designated as hedging instruments comprise interest rate swaps, foreign exchange contracts and options, commodity and electricity derivatives and are, after initial recognition, measured at fair value. A number of prerequisites must be met in order to apply hedge accounting.

There must be a clear-cut hedging relationship, formal documentation must be prepared and it must be possible to reliably measure the effectiveness of the hedge.

After the intitial recognition, derivatives are measured at fair value and the reporting of the resulting gains or losses depends on the character of the hedged item. Sandvik identifies certain derivatives as either (1) a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of the exposure to variability in cash flows attributable to a highly probable forecast transaction (cash flow hedge). Such a transaction may also be an intragroup transaction as defined in the amendment to IAS 39 issued by the IASB in April 2005.

Changes in the fair value of a derivative designated as a fair value hedge are recognized in profit or loss together with the gain or loss on the hedged item attributable to the hedged risk.

The effective portion of the gain or loss on a hedging instrument designated as a cash flow hedge is recognized directly in equity. The ineffective portion of the gain or loss is immediately recognized in profit or loss. The accumulated gain or loss recognized in equity is reclassified into profit or loss in the period during which the hedged item affects profit or loss, e.g. when a forecast sale takes place. If the hedged forecast transaction subsequently results in the recognition of a non-financial asset, e.g. inventories or an item of property, plant and equipment, or a non-financial liability, the associated gains or losses that were recognized directly in equity are removed and included in the initial cost or other carrying amount of the asset or liability.

Sandvik has not entered into any derivatives to hedge net investments in foreign operations.

Financial liabilities, i.e. Sandvik's borrowings, are initially measured at fair value net of transaction costs. Borrowings are subsequently measured at amortized cost and any difference between the loan amount (net of transaction costs) and the repayable amount is allocated to profit or loss over the term of the loan using the effective interest method. Borrowings are classified as short-term unless the Company has an unconditional right to postpone repayment for at least 12 months after the balance sheet date.

Sandvik has not initially classified any assets as financial assets at fair value through profit or loss and holds no financial assets for trading except that, as discussed above, certain derivatives are accounted for in accordance with the rules for trading assets, nor has the Company any financial investments classified as held-to-maturity investments.

INTANGIBLE ASSETS

Goodwill

Goodwill acquired in a business combination represents the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

On transition to IFRS, the Company has not applied IFRS retrospectively to business combinations effected before 1 January 2004. Rather, the carrying value of goodwill at that date henceforth constitutes its deemed cost, adjusted only for any impairment losses.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. Goodwill arising on the acquisition of an associated company is included in the carrying value of such an investment.

If in a business combination the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the difference is immediately recognized in the income statement.

Research and development

Expenditure on research activities related to the obtaining of new scientific or technical knowledge is charged to income as incurred. Expenditure on development activities, whereby the research results or other knowledge is applied to accomplish new or improved products or processes, is reported as an intangible asset in the balance sheet, provided the product or process is technically and commercially feasible and the Company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset. The carrying value includes the directly attributable expenditure such as the cost of materials and services, costs of employee benefits, fees to register a legal right and amortization of patents and licenses. Other expenses for development are charged to income as incurred. In the balance sheet, capitalized development expenditure is stated at cost less accumulated amortization and any impairment losses.

Other intangible assets

Other intangible assets acquired by the Company are reported at cost less accumulated amortization and any impairment losses. Capitalized expenditure for the development and purchase of software for the Group's IT operations are included under this caption. Expenditure for internally generated goodwill and trademarks is reported in the income statement as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Amortization of intangible assets

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment on each balance sheet date or as soon as there is an indication that the asset may be impaired. Intangible assets with a finite useful life are amortized as from the date the asset is available for use. The estimated useful lives are as follows:

- Patents and trademarks 10–20 years
- Capitalized development costs 3–7 years
- Software for IT operations 3 years

PROPERTY, PLANT AND EQUIPMENT

Owned assets

Items of property, plant and equipment are measured at cost less accumulated depreciation and any impairment losses.

No borrowing costs are included in the cost of an asset but such costs are charged to income as incurred irrespective of how the borrowed funds were used.

Leased assets

In the consolidated financial statements, leases are classified as either finance leases or operating leases. A finance lease substantially transfers the economic risks and reward of ownership to the lessee. If that is not the case, the lease is classified as an operating lease.

Assets leased under finance leases are recognized as assets in the consolidated balance sheet. The obligation to pay future leasing fees is reported as interest-bearing long-term and current liabilities. The leased assets are systematically depreciated and the leasing fees are apportioned between interest expense and the reduction of the outstanding liabilities.

Where Sandvik is the lessor under a finance lease, the assets held under such leases are not presented as property, plant and equipment since the risks of ownership have been transferred to the lessee. Rather, the future minimum lease payments are reported as financial receivables.

Subsequent expenditure

Subsequent expenditure on an item of property, plant and equipment is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Depreciation

Depreciation is based on cost less estimated residual value. The assets are depreciated over the estimated useful lives.

Plant and machinery is generally depreciated on a straight-line basis over 5–10 years, rental assets over 3 years, buildings over 10–50 years, and site improvements over 20 years. Land is not depreciated. Computer equipment is depreciated over 3–5 years on the diminishing balance method.

If an item of property, plant and equipment is comprised of parts with different useful lives, each such significant part is depreciated separately.

IMPAIRMENT AND REVERSALS OF IMPAIRMENT

Assets with an indefinite useful life are not amortized but tested for impairment annually. Assets that are amortized or depreciated are tested for impairment whenever events or changed circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the greater of the net selling price and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in respect of a cash-generating unit (or group of units) are allocated first to reduce the carrying amount of any goodwill allocated to the unit (group of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

In respect of items of property, plant and equipment and intagible assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment loss had been recognized.

Impairment – and any reversal of impairment – of certain other assets, e.g. financial assets under the scope of IAS 39, inventories, plan assets held by a long-term employee benefit fund and deferred tax assets, is tested in accordance with the respective standard.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value, with due consideration of obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost is based on the first-in/first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

EQUITY

When share capital is repurchased, the amount of the consideration paid is recognized as a change in equity. If the repurchased shares are cancelled, the quota value of such shares reduces the share capital. If repurchased shares are re-issued, the consideration directly increases shareholders' equity.

Dividends are recognized as a liability in the period in which they are declared at a shareholders' meeting.

EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of ordinary shares outstanding during the year. When calculating diluted earnings per share, the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares, i.e. during periods presented for options under employee equity-settled share based payment transactions.

EMPLOYEE BENEFITS

The Group's pension plans

The Group sponsors a number of defined contribution and defined benefit pension plans, some of which with plan assets held by separate foundations or equivalent. A number of Group entities also provide post-employment medical benefits. These plans are generally financed through payment by the respective Group entity and its employees. The Group's Swedish entities are members of the ITP Plan, which is not based on any payments by the employees.

Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as an expense in the income statement as incurred.

Defined benefit plans

The pension cost for a defined benefit plan is calculated using the Projected Unit Credit Method in a manner that distributes the cost over the employee's service period. The cost of medical benefits is also calculated in this manner. The calculation is performed annually by independent actuaries. The commitments are thus measured at the present value of the expected future disbursements, thereby taking the value of future salary increases into consideration, using a discount rate that is equivalent to the interest rate for first-class corporate or government bonds with a remaining term approximating that of the actual commitments. For funded plans, the fair value of the plan assets reduces the calculated commitment. If the net amount so determined is an asset, the recognized value of the asset is limited to the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. This policy is applied for the most significant defined benefit plans in the Group. A few plans, that neither individually or in the aggregate are significant in relation to the Group's pension commitments, continue to be reported in accordance with local regulations.

Commitments for old-age pensions to Swedish salaried employees under the ITP Plan are generally provided for under the so-called FPG/PRI system. The commitments for family pension, also classified as a defined-benefit plan, are, however, insured with Alecta. Sufficient information to use defined benefit accounting for this plan has not been available but these pension benefits insured with Alecta are accounted for as if the plan were a defined contribution plan. At the end of 2006, Alecta reports a plan surplus of 143% (2005 128%). Such surplus reflects the fair value of Alecta's plan assets as a percentage of plan commitments, then measured in accordance with Alecta's actuarial assumptions which are different from those in IAS 19. Alecta's surplus may be distributed to the members of the plan and/or the plan participants.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by the employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

The so-called corridor rule is applied. This means that only the portion of the actuarial gains or losses that exceeds the greater of 10% of the present value of the benefit obligation and 10% of the fair value of any plan assets is recognized as income or expense over the expected average remaining working lives of the employees participating in the plan. Otherwise, actuarial gains and losses are not recognized.

When there is a difference between the pension cost recognized in the separate financial statements of an entity and in the consolidated financial statements, a provision or a refundable claim for payroll tax on pension costs calculated on such difference is recognized. Such calculation is not discounted to present value.

Termination benefits

A provision is recognized relating to termination of employees only when the entity is demonstrably committed either to terminate the employment of an employee or a group of employees before the normal retirement age or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. In the latter case, a liability and an expense are recognized if it is probable that the offer will be accepted and the number of employees that will expect the offer can be reliably estimated.

Share-based payments

A share option program allows employees to acquire shares in the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date spread over the vesting period. The fair value of the options is measured using the Black-Scholes formula, taking into account the terms and conditions upon which the options were granted. Sandvik's option programs contain no other vesting conditions than that the employee shall remain in the entity's employ at the end of the three-year vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Cash-settled options result in a commitment to employees measured at fair value recognized as an expense and a liability. The fair value is initially measured at grant date and is allocated over the vesting period. The fair value of the cash-settled options is calculated in accordance with the Black-Scholes formula, taking into account the terms and conditions of the rights. The fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognized as an employee expense in the income statement.

Social costs relating to share-based payments to employees are expensed over the accounting periods during which the services are provided. The charge is based on the fair value of the options at the reporting date. The fair value is calculated using the same formula as that used when the options were granted.

PROVISIONS

A provision is reported in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of all possible outcomes with their associated probabilities.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Site restoration

In accordance with the Group's published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land is recognized when the land is contaminated.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group are lower than the unavoidable cost of meeting its obligations under the contract.

CONTINGENT LIABILITIES

A contingent liability is reported when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events or when there is a present obligation that can not be reported as a liability because it is not probable that an outflow of resources will be required, alternatively because the amount of the obligation cannot be measured with sufficient reliability.

CASH-FLOW STATEMENT

Payments and receipts are presented by activities: operating activities, investing activities, and financing activities. Cash flows from operating activities are reported using the indirect method.

Changes during the year in operating assets and liabilities are adjusted for the effects of exchange rate movements. Acquisitions and divestments are reported with investing activities. The assets and liabilities held by acquired or divested entities at the transfer date are not included in the analysis of changes in working capital, nor in changes in balance sheet items reported with investing and financing activities.

In addition to cash and bank, cash and cash equivalents include short-term investments, the conversion of which to bank funds can be accomplished at an amount that is largely known in advance. Cash and cash equivalents thus include short-term investments with a maturity of less than three months.

PARENT COMPANY'S ACCOUNTING POLICIES

The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the standard, RR 32:05 Reporting by a legal entity, issued by the Swedish Financial Accounting Standards Council. Under RR 32:05, the Parent Company in its annual report shall apply all the IFRSs and interpretations approved by the EU to the extent possible within the frame of the Annual Accounts Act, also considering the close tie between financial reporting and taxation. The standard specifies what exceptions from or additions to the IFRSs shall be made. Additionally, in one case the option to early apply an amendment in the corresponding standard RR 32:06 generally applicable as from 2007 has been utilized. Taken together, this results in differences between the accounting policies applied in the consolidated financial statements and those applied by the Parent Company in the following areas.

Shares in Group companies and associated companies

The Parent Company reports shares in Group companies and associated companies in accordance with the cost model. Revenues comprise only dividends received, provided such dividends are derived from post-acquisition earnings. Dividends in excess of such earnings are considered a recovery of part of the cost of the equity securities which should reduce the carrying value.

Property, plant and equipment

The Parent Company reports items of property, plant and equipment at cost less accumulated depreciation and any impairment losses, i.e. as in the consolidated financial statements, but increased by any revaluation.

Leased assets

The Parent Company reports all lease contracts as operating leases.

Intangible assets

The Parent Company recognizes all expenditure for research and development in the income statement.

Employee benefits

The Parent Company calculates expenses for defined benefit pension plans differently from the manner prescribed in IAS 19. The Parent

Company applies the Act on Income Security and regulations issued by the Swedish Financial Supervisory Authority, which is a prerequisite for income tax purposes. Compared to IAS 19, the most significant differences relate to the determination of the discount rate, the fact that the obligation is calculated based on the current salary level disregarding assumptions about future levels, and the immediate recognition of actuarial gains and losses in the income statement.

Income tax

The Parent Company reports untaxed reserves including the deferred tax component. In the consolidated financial statements, untaxed reserves are reported in their equity and deferred tax components.

Group contributions and shareholders' contributions in legal entity accounts

The Parent Company reports group contributions and shareholders' contributions in accordance with the pronouncement of the Swedish Financial Accounting Standard Council's task group (URA 7). Shareholders' contributions are reported directly in the recipient's equity whereas the contributor capitalizes the contribution with shares and participations, to the extent that the recognition of an impairment loss is not required. Group contributions are reported in accordance with their financial substance. This means that group contributions paid to minimize the Group's overall income tax burden are reported directly in retained earnings net of the related tax effect.

Anticipated dividends

Anticipated dividends from subsidiaries are recognized in case the Parent Company unilaterally may decide the size of the dividend and provided that the Parent Company has made such decision before it issued its financial reports.

Financial instruments

Hedge accounting is not applied by the Parent Company.

Financial guarantees

Sandvik has elected not to apply the provisions of IAS 39 relating to financial guarantee contracts entered into in favor of subsidiaries and associated companies as allowed under RR 32:06.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of estimation uncertainty

In preparing the financial reports, management and the Board make various judgments and estimates that can significantly affect the amounts recognized in the financial statements for assets, liabilities, revenues and expenses and other information provided, e.g. relating to contingent liabilities. The judgments and estimates discussed in this section are those deemed to be most important for an understanding of the financial statements, considering the level of significant estimations and uncertainty. The conditions under which Sandvik operates are gradually changing meaning that the estimates also change.

Impairment tests of goodwill

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of goodwill has been impaired, e.g. due to changes in the business climate or a decision to discontinue an operation. In order to determine if the value of goodwill has been impaired, the cash-generating unit to which goodwill has been allocated must be measured using present-value techniques. When applying this valuation technique, the Company relies on a number of factors, including historic results, business plans, forecasts and market data. This is further described in note 13. As can be deduced from this description, changes during 2007 in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Impairment tests of other non-current assets

Sandvik's property, plant and equipment and intangible assets – excluding goodwill – are stated at cost less accumulated depreciation/amortization and any impairment losses. Sandvik has not identified any intangible assets with indefinite useful lives. The assets are depreciated/amortized over the estimated useful lives to their estimated residual values. Both the estimated useful life and the residual value are reviewed at least at each financial year-end.

The carrying value of the Group's non-current assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value will not be recovered. The carrying value of intangibles assets not yet available for use is tested annually. If such analysis indicates an excessive carrying value, the recoverable amount of the asset is estimated. The recoverable amount is the higher of the asset's fair value less costs to sell, and its value in use. Value in use is measured as the discounted future cash flows of the asset, alternatively the cash-generating unit to which the asset belongs. The rental fleet of Sandvik Mining and Construction is particularly examined considering its dependence on the business climate in the mining industry and the risk that rental agreements may be cancelled. The carrying value of the rental fleet at the end of 2006 was SEK 565 M (671).

A call for an impairment test arises also in connection with the classification of a non-current asset as held for sale, when it shall be remeasured at the lower of its carrying amount and fair value less cost to sell.

Property, plant and equipment and intangible assets – excluding goodwill – comprise about 30% of the Group's assets (see note 13). Impairment losses during 2005 and 2006 were not significant, but losses may arise if forecasts of future cash flows are changed due to changes in the business model and strategy, the competitive situation or legal conditions for the operations.

Pension assumptions

Actuarial assumptions are important ingredients in the actuarial methods used to measure pension obligations and they can significantly affect the reported net liability and the annual pension cost. Two critical assumptions – the discount rate and expected return on plan assets – are essential for the measurement of both the expense of the current year and the present value of the defined benefit obligations. These assumptions are reviewed annually for each pension plan in each country. Other assumptions, which may relate to demographic factors such as pension age, mortality rates and employee turnover are reviewed less frequently. The actual outcome often differs from the actuarial assumptions for economic or other reasons.

The discount rate is used to measure the present value of future cash flows at the measurement date. This rate shall be determined by reference to market yields at the balance sheet date on high-quality corporate bonds or, if there is no deep market for such bonds, the market yields on government bonds. A lower discount rate increases the present value of the pension obligation and the annual pension cost.

In order to determine the expected rate of return on plan assets, the Company considers the current and anticipated categories of plan assets as well as historic and expected returns on the various categories.

Considering current interest rate levels, Sandvik raised the discount rate for 2006 from a weighted average rate of 4.6% in 2005 to 4.8%. The expected weighted average return on plan assets was 8.8% in 2006 compared to 12.3% in 2005.

Income tax

Significant estimates are made to determine both current and deferred tax liabilities/assets, not least the value of deferred tax assets. The Company then must determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns. Sandvik at 2006 year-end reports deferred tax assets of SEK 1,338 M (1,319). Further, the Group has additional tax loss carryforwards of about SEK 1,000 M (1,250) for which no deferred tax assets are recognized since utilization of these losses is not deemed probable. These amounts do not include the value of future possible deferred tax assets, the value of which cannot at present be estimated. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively. The expenditure recognized as a provision for ongoing tax litigations is based on management's best estimate of the outcome and at the end of 2006 amounts to SEK 1,413 M (1,020).

Disputes

Sandvik is – besides the tax litigation cases set out above – party to a number of disputes and legal proceedings in the ordinary course of business. Management consults with legal experts on issues related to legal disputes and with other experts internal or external to the Company on issues related to the ordinary course of business. It is management's best estimate that neither the Parent Company, nor any subsidiary, is involved in legal proceedings or arbitration that may be deemed to have a material negative effect on the business, the financial position or results of operations. For additional information on risks related to disputes, refer to page 33.

CRITICAL JUDGEMENTS IN APPLYING THE GROUP'S ACCOUNTING POLICIES

Reference is made to the above description of accounting policies which – among several possible alternatives – sets out the policies that the Company has chosen to apply. Management would in particular draw attention to the following:

Accounting for actuarial gains and losses

Under IAS 19, it is allowed not to immediately recognize actuarial gains and losses related to defined benefit pension plans in the income statement but to recognize only that part of such gains and losses that fall outside of a corridor of plus/minus 10% of the greater of the present value of the defined benefit obligation and fair value of the plan assets. Also any systematic method that results in faster recognition of actuarial gains and losses is possible, including immediate recognition in the income statement. Sandvik has chosen to apply the corridor approach and to recognize gains or losses outside the corridor over the expected average remaining working lives of the employees participating in the plan. Unrecognized actuarial losses at 2005 and 2006 year-ends amounted to SEK 778 M and SEK 856 M, respectively.

Definitions

Earnings per share

Net profit for the year attributable to equity holders of the parent company divided by the average number of shares outstanding during the year.

Equity ratio

Shareholders' equity including minority interests in relation to total capital.

Net debt/equity ratio

Interest-bearing current and long-term debts (including provisions for pensions) less cash and cash equivalents divided by the total of shareholders' equity including minority interests.

Rate of capital turnover

Invoiced sales divided by average total capital.

Return on shareholders' equity

Net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed

Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less noninterest-bearing debts.

Note register

NOTE		PAGE
1	Segment information	52
2	Categories of revenue	52
3	Personnel information and remuneration to management and auditors	53
	3.1 Average number of employees	53
	3.2 Absence due to illness, Parent Company	53
	3.3 Wages, salaries, other remuneration and social costs	53
	3.4 Wages, salaries and other remuneration by market area	53
	3.5 Information on benefits to the Board of Directors and senior executives	53
	3.6 Proportion of women in senior management and on boards	56
	3.7 Audit fees	56
4	Research, development and quality assurance	56
5	Other operating income	56
6	Other operating expenses	56
7	Information on the nature of operating expenses	56
8	Fees for finance and operating leases	57
9	Net financing cost	57
10	Appropriations	57
11	Income tax	58
12	Earnings per share	59
13	Intangible assets and property, plant and equipment – Group	60
14	Intangible assets, property, plant and equipment – Parent Company	62
15	Shares in Group companies	64
16	Investments in associated companies	67
17	Other investments	68
18	Non-current receivables and other current receivables	68
19	Inventories	68
20	Capital and reserves	68
21	Parent Company's accelerated depreciation	69
22	Parent Company's other untaxed reserves	69
23	Provisions for pensions and other long-term post-employment benefits	70
24	Other provisions	71
25	Non-current interest-bearing liabilities	72
26	Other interest-bearing liabilities	72
27	Other noninterest-bearing liabilities	72
28	Accrued expenses and deferred income	72
29	Contingent liabilities and pledged assets	72
30	Related parties	73
31	Supplementary information to the cash-flow statements	73
32	Business acquisitions	73
33	Parent Company particulars	74

Notes

TO THE CONSOLIDATED AND PARENT COMPANY FINANCIAL STATEMENTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. SEGMENT INFORMATION

1.1 Information on business segments/business areas

	Sandvik Tooling		Sandvik Mining and Construction		Sandvik Materials Technology		Seco Tools		Corporate		Eliminations		Group total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue														
External revenue	22 477	20 847	25 001	20 560	19 337	17 003	5 436	4 919	38	41			72 289	63 370
Internal revenue	328	259	178	18	724	490	15	18	164	280	-1 409	-1 065		
Group total	22 805	21 106	25 179	20 578	20 061	17 493	5 451	4 937	202	321	-1 409	-1 065	72 289	63 370
Share of results of associates	2	4	44	63	90	25				-3			136	89
Operating profit by business area	5 191	4 420	3 672	2 654	2 324	1 729	1 266	1 100	-385	-371			12 068	9 532
Net financing cost													-955	-713
Income tax expense													-3 006	-2 427
Profit for the year													8 107	6 392
Other disclosures														
Assets	18 715	17 818	17 722	14 808	17 841	16 139	4 106	3 863	2 627	2 782			61 011	55 410
Investments in associates	13	12	120	135	403	331	7	6					543	484
Segment assets	18 728	17 830	17 842	14 943	18 244	16 470	4 113	3 869	2 627	2 782			61 554	55 894
Unallocated assets													4 347	3 668
Total assets													65 901	59 562
Liabilities	4 502	4 247	5 922	4 284	3 944	3 300	1 140	961	2 454	3 090			17 962	15 882
Unallocated liabilities													20 741	19 173
Total liabilities													38 703	35 055
Capital expenditure	2 031	1 538	1 094	900	1 050	679	426	377	200	171			4 801	3 665
Business combinations	77	161	839		97								1 013	161
Depreciation/Amortization	-968	-997	-841	-743	-600	-570	-278	-268	-89	-84			-2 776	-2 662
Impairment losses	-100	-40	-10		-32		-6	-10					-148	-50
Other non-cash expenses	17	-16	-91	-66	-72	-41	67	-19	-212	-9			-291	-151

All transactions between the business areas are effected on an arm's length basis.

1.2 Information by market area

	Europe		NAFTA		South America		Africa, Middle East		Asia, Australia		Group total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
External revenue	32 446	28 729	13 916	12 643	4 339	3 552	5 450	3 994	16 138	14 452	72 289	63 370
Total assets	43 551	39 385	8 935	8 670	3 003	2 584	1 785	1 753	8 627	7 170	65 901	59 562
Direct capital expenditure	3 369	2 430	596	490	242	230	127	143	467	372	4 801	3 665

External segment revenue is based on the geographical location of the customers.
The reported amounts for segment assets and investments during the year are based on the location of the assets.

NOTE 2. CATEGORIES OF REVENUE

	Group		Parent Company	
	2006	2005	2006	2005
Sales of goods	67 103	57 788	17 884	15 157
Contract revenue	2 252	2 118	0	0
Rendering of services	2 090	2 789	46	72
Rental income	844	675	2	13
Total	72 289	63 370	17 932	15 242

	Group	
Construction contracts	2006	2005
Contracting costs incurred and recognized profits (less recognized losses)	3 980	3 541
Advances received	882	76
Retentions	6	27
Gross amount due from customers for contract work	747	614
Gross amount due to customers for contract work	134	167

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS

3.1 Average number of employees

	Group				Parent Company			
	2006		2005		2006		2005	
	Number	Women %	Number	Women %	Number	Women %	Number	Women %
Sweden	10 381	19	10 116	19	7 384	18	7 268	17
Rest of Europe	13 645	19	13 300	19	3	40	5	40
Total Europe	24 026	19	23 416	19	7 387	18	7 273	17
NAFTA	5 349	20	5 414	20	-	-	-	-
South America	2 667	12	2 435	12	1	-	1	-
Africa, Middle East	2 451	11	2 333	10	-	-	-	-
Asia, Australia	6 179	14	5 418	14	-	-	-	-
Total	40 672	17	39 016	17	7 388	18	7 274	17

3.2 Absence due to illness, Parent Company

	2006 %	2005 %
Total absence due to illness as a percentage of regular working hours	5.3	5.8
Share of total absence due to illness pertaining to continuous sick leave for 60 days or more	52.5	55.5
Absence due to illness as a percentage of each group's regular working hours:		
Sick leave by gender:		
Men	4.7	5.0
Women	8.0	9.1
Sick leave by age category:		
Age 29 or younger	3.5	3.6
Age 30 to 49	4.8	5.1
Age 50 or older	7.0	7.6

3.3 Wages, salaries, other remuneration and social costs

	Group		Parent Company	
	2006	2005	2006	2005
Wages, salaries and other remuneration	14 447	13 161	2 895	2 630
Social costs	4 075	3 970	1 345	1 287
(of which pension costs)	-1 219	-1 184	-353	-380
Employee profit sharing	150	150	135	132
Total	18 672	17 281	4 375	4 049

SEK 50 M (47) of the Group's pension costs relate to boards and presidents. The Group's pension liability to these persons amounted to SEK 159 M (149). Correspondingly, SEK 7 M (11) of the Parent Company's pension costs related to the Board of Directors and presidents. The Parent Company's pension liability for these persons amounted to SEK 63 M (63).

3.4 Wages, salaries and other remuneration by market area

	Group		Parent Company	
	2006	2005	2006	2005
Sweden	3 939	3 625	2 895	2 628
Rest of Europe	5 609	5 185	0	1
Total Europe	9 548	8 810	2 895	2 629
NAFTA	2 401	2 236	-	-
South America	434	353	0	0
Africa, Middle East	552	469	-	1
Asia, Australia	1 512	1 293	-	-
Total	14 447	13 161	2 895	2 630
Of which to boards of directors and presidents:				
Salaries and other remuneration	336	308	28	26
of which variable salary	59	55	7	7

3.5 Information on benefits to the Board of Directors and senior executives

Principles

The principles for remuneration to Sandvik's senior executives were adopted at the Annual Meeting of Shareholders in 2006. They are designed so as to ensure that Sandvik from a global perspective can offer remuneration at the market rate which can attract and retain qualified members.

Components of remuneration

The total remuneration package is distributed between fixed salary, annual variable salary, long-term variable salary, pension and other benefits, e.g. company car, free residence, health insurance and termination benefits. It is intended that the components together shall form a well-balanced remuneration and benefit program that reflects the individual's performance, responsibility as well as the Group's earnings trend.

Preparation and decision-making process

Issues relating to Executive Group Management's remuneration are prepared by the Board's Remuneration Committee. The Committee met twice during the year. Issues dealt with included the distribution between fixed and variable salary, the size of any salary increases and long-term variable salary. The Board has discussed the Committee proposals and has decided guided by such proposals.

Remuneration and other benefits during the year[1)]

SEK	Basic salary/ Directors' fees	Annual variable salary[2)]	Long-term variable salary[3)]	Other benefits[4)]	Pension cost	Financial instruments[5)]	Total
Board Chairman Clas Åke Hedström	1 250 000[6)]	-	-	-	1 686 000[7)]	-	2 936 000
President and CEO Lars Pettersson	6 341 954[8)]	4 500 000	916 667	286 850	5 083 000	9 455 738	26 584 209
Other senior executives[9)]	16 221 143	9 365 000	2 160 000	1 849 336	10 030 000	7 654 131	47 279 610
Total	23 813 097	13 865 000	3 076 667	2 136 186	16 799 000	17 109 869	76 799 819

1) Expensed during 2006.

2) Expensed during 2006 based on the maximum outcome estimated to be paid during 2007. During 2006, such salary expensed during 2005 has been paid in an amount of SEK 12,789,900, SEK 4,125,000 of which pertained to the President.

3) Amount expensed during year 1 (2006) based on assumed satisfied performance goals over the three-year period.

4) Other benefits largely pertain to free residence and company car.

5) Value of personnel options exercised during the year calculated as the difference between the exercise price and the share price at the exercise date.

6) Expensed during 2006 and will be paid in 2007. The amount includes the regular directors' fee of SEK 1,200,000 and a SEK 50,000 fee to members of the Remuneration Committee.

7) Pension to the Chairman is being paid under an earlier employment contract.

8) Lars Pettersson's salary as of 1 January 2006 amounts to SEK 6,000,000 to which is added vacation pay.

9) Pertains to the following persons in 2006: Peter Larson, Peter Gossas, Anders Thelin, Carina Malmgren Heander, Lars Josefsson and Per Nordberg.

The remuneration to the President was decided by the Board based on the Remuneration Committee proposals. Remuneration to other senior executives were decided by the President after consultation with the Remuneration Committee. The Remuneration Committee performed its task supported by expertise on remuneration levels and structures. For information on the composition of the Committee, see page 88.

Remunerations to the Board and senior executives

The Board

Fees to the Chairman and other external Board members are paid in accordance with the decision at the Annual Meeting of Shareholders. No board fees are paid to the President and the employee representatives.

President and other senior executives

The remuneration packages for the President and other senior executives comprise fixed salary and variable salary with two components: an annual component based on achieved performance goals and a long-term component linked to the Company's growth, profitability and capital efficiency over a three-year period. In addition, they receive other benefits and pension. Other senior executives are those who, together with the President, make up the Group Executive Management, the detailed composition of which is set out in page 94.

Salary

The fixed salary, which is individual and differentiated considering responsibility and performance, is determined considering market conditions and is reviewed each year.

The annual component of variable salary is based on the achievements of targets that are determined each year. The targets are mainly related to the Company's financial results but also to measurable targets within each individual's area of responsibility. Members of Group Executive Management may receive an annual variable salary corresponding to 50–75% of the fixed salary. For information on the long-term variable salary, see below.

Pension

The pension system for members of the Group Executive Management is comprised of three parts: a basic part in the form of the ITP Plan with pension age 65, a supplementary defined-contribution scheme, and a defined-benefit pension between age 60–65 for the President and between age 62–65 for the other members.

Termination benefits

In the event Sandvik terminates the employment, and provided the termination is not caused by gross negligence, the executives are entitled to severance pay. The severance pay equals 12–18 months' salaries for persons aged less than 55 and 18–24 months' pay for persons from aged 55 or more. Any other earned income is offset against the severance pay.

Remuneration and other benefits during the year

In accordance with the decision at the annual meeting of shareholders, the total fee to the external directors elected at the meeting amounts to SEK 3,600,000. Of this amount, SEK 1,200,000 (on an annual basis) is payable to the Chairman of the Board and SEK 400,000 to each of the other external Board members (Georg Ehrnrooth, Sigrun Hjelmquist, Egil Myklebust, Fredrik Lundberg, Hanne de Mora and Anders Nyrén).

In addition to these amounts, the Annual Meeting resolved that an additional fee should be paid for committee work to committee members not employed by the Company in the amount of SEK 100,000 to each such member of the Audit Committee (Anders Nyrén, Fredrik Lundberg and Sigrun Hjelmquist) and SEK 50,000 to each such member of the Remuneration Committee (Clas Åke Hedström, Egil Myklebust and Georg Ehrnrooth).

Effective 1 January 2006, President and CEO Lars Pettersson is paid an annual fixed salary of SEK 6,000,000, and receives benefits in the form of free residence and company car. In addition, a variable salary of maximum 75% of the fixed salary is paid. The variable salary for 2006 is estimated at SEK 4,500,000 and such amount has been expensed during the year.

Lars Pettersson is entitled to retire with pension at age 60. His pension between age 60–65 will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary in excess of 30 price base amounts, however maximum 95% of the estimated life-long pension from age 65. Pension from age 65 is made up by his ITP Plan and a supplementary defined-contribution plan under which the Company each year contributes 40% of the fixed salary in excess of 20 price base amounts. Moreover, an agreement has been reached covering severance pay in the event that the Company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

For the other members of Group Executive Management, pension age is 62. Pension between age 62–65 will amount to 65% of the fixed salary up to 30 price base amounts, 50% of fixed salary between 30–50 base amounts, and 25% of fixed salary in the interval 50–100 price base amounts. For the other members of Group Executive Management, pension from age 65 is made up by the ITP plan and a defined-contribution supplementary plan under which the Company each year contributes 20–30% (depending on age) of fixed salary portions in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event that the Company terminates the employment. The severance pay equals 12–18 months' fixed salary in addition to the six-month notice period. For both the President and other members of Executive Group Management, any earned income is offset against the severance pay.

Profit sharing

To promote a behavior that is favorable to the Group's long-term development and also stimulates continued employee loyalty, Sandvik since 1986 has a profit-sharing system for all employees in wholly-owned companies in Sweden. The Group's return during 2006 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing foundation.

Share-based payments in the form of personnel options

As part of the total remuneration package, a share-based program was established in the year 2000 to offer a long-term variable salary to some 300 international executives and specialists in the Group. The program was based on an annual allocation of personnel options on Sandvik shares with a life-time of five years and the right to exercise after three years, conditional upon continued employment. The allocation was based on Sandvik's return on capital employed during the preceeding year. While the grant as such was free of charge, the option holder must pay an exercise price for the shares. The program is based on existing shares and, therefore, does not require the issue of new shares.

Allotments under the program were made during years 2000–2004. During 2006, it was possible to exercise options granted in years 2001, 2002, and 2003.

The expense for the share-based payments, including related social security costs, recognized in the 2006 income statement was SEK 11,906,670.

Under a swap agreement entered into with a bank, the Company has secured the acquisition of 9,000,000 Sandvik shares (after the 5:1 split decided at the Annual Meeting of Shareholders in 2006) at a price of SEK 46.80. Of that number, 2,677,847 shares were acquired during 2006 (3,361,820 shares during 2005). Under a call option fully utilized during 2006, additionally 270,000 shares (before the split) had been secured at a price of SEK 267.50. These measures limit the effect of future increases in the market price of the Sandvik share on the Company's costs for the program. These financial arrangements had a SEK 115, 472,102 positive impact on the year 2006 results. Accordingly, the net effect of the share-based program and the related financial arrangements is a SEK 103,565,432 income.

Long-term variable salary

In 2006, the Board decided to implement as long-term variable salary a cash-settled share-based program. Based on a common goal perception for executives, specialists and shareholders, the program shall form a link to future performance goals aimed at the long-term enhancement of the value of the Company. This is effected by overall common Group and business area focus on and governing towards and managing of profitable growth. An additional purpose is to improve the possibilities to recruit and retain key employees in the Group.

The 2006 program runs for three years and is settled in the fourth year (2009). Under the program, there is a direct link between performance, value added and remuneration with an annual maximum related to the participant's fixed salary in the third year's December month. There are some 300 Sandvik employees participating in the program. The outcome of the program is conditional upon meeting measurable goals, established by the Board, for certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period. For members of Group Executive Management, the maximum long-term variable salary can amount to 45–50% of the annual fixed salary. The estimated cost for the program over the three-year period, assuming performance goals are met, is some SEK 112 M. One third of that amount has been provided in the 2006 year-end closing.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS (cont.)

Breakdown of share-based payments (personnel options)

Group

Allotted and exercisable options at 2006 year-end are presented in the following table:

Option program	Date granted	Exercise period	Exercise price, SEK	Exercise price after split, SEK	Options allotted	Exercisable options	Underlying shares [2]	Settlement method [1]
2002	2002-02-15	2005-02-16 – 2007-02-15	254.90	50.98	756 000	105 500	538 050	Delivery of shares
2003	2003-02-15	2006-02-16 – 2008-02-15	202.70	40.54	967 200	356 579	1 818 553	Delivery of shares
2004	2004-02-18	2007-02-19 – 2009-02-20	262.70	52.54	312 000	295 000	1 504 500	Delivery of shares

Parent Company

Allotted and exercisable options at 2006 year-end to employees at the Parent Company are presented in the following table:

Option program	Date granted	Exercise period	Exercise price, SEK	Exercise price after split, SEK	Options allotted	Exercisable options	Underlying shares [2]	Settlement method [1]
2002	2002-02-15	2005-02-16 – 2007-02-15	254.90	50.98	376 800	65 100	332 010	Delivery of shares
2003	2003-02-15	2006-02-16 – 2008-02-15	202.70	40.54	483 600	175 529	895 198	Delivery of shares
2004	2004-02-18	2007-02-19 – 2009-02-20	262.70	52.54	155 500	155 000	790 500	Delivery of shares

1) The President and one of the Vice Presidents under their option agreements may choose cash settlement. During 2006, the President settled his options under the 2003 program in cash. There are 25,000 options with a choice of cash-settlement.

2) After the 5:1 split on 8 June 2006, each option carries the right to acquire 5.1 shares.

Options exercisable by senior executives

Option program	President and CEO Lars Pettersson	Other senior executives
2001	-	-
2002	-	5 000
2003	-	20 500
2004	10 000	25 000

Number and weighted average exercise prices for shares under options

Group

Options in thousands	Weighted average exercise price 2006, SEK	Number of options 2006	Weighted average exercise price 2005, SEK	Number of options 2005
At beginning of year	46	1 572	51.03	4 077
Granted	-	-	-	-
Forfeited	43.17	-75	51	- 82
Exercised	43.72	-740	51.80	-1 421
Expired	-	-	57.80	-1 002
At end of year	46.67	757	46	1 572
Exercisable at end of year	42.92	462	51.80	368

Parent Company

Options in thousands	Weighted average exercise price 2006, SEK	Number of options 2006	Weighted average exercise price 2005, SEK	Number of options 2005
At beginning of year	46	808	51.03	2 079
Granted	-	-	-	-
Forfeited	43.17	- 7	-	-
Exercised	43.64	-405	51.80	-757
Expired	-	-	57.80	-514
At end of year	46.96	396	46	808
Exercisable at end of year	43.36	241	51.80	186

For options exercised during the year, the weighted average share price during the period was SEK 83.79. The exercise price for options outstanding at 31 December 2006 is in the interval SEK 40.54–52.54. Their average contractual life is 1 year.

The estimated value of options granted is calculated in accordance with the Black&Scholes option pricing model. The contracted life of the option is five years but in the model, expected early exercises are considered.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS (cont.)

Total expense recognized for share-based payments, excluding social costs

Group and Parent Company, SEK	2006	2005
Options granted 2003	-	6 870 180
Options granted 2004	3 756 996	3 756 996
Expense related to cash-settled options granted 2001	-	8 852 498
Expense related to cash-settled options granted 2002	-	1 902 744
Expense related to cash-settled options granted 2003	9 422 423	-
Total expense for share-based payments	13 179 419	21 382 418

3.6 Proportion of women in senior management and boards

	Group		Parent Company	
Women, %	2006	2005	2006	2005
Boards and presidents	6	6	23	15
Senior management	13	11	13	25

3.7 Audit fees

Fees to the Group's auditors were as follows:

	KPMG		Other auditors at group companies		Total	
	2006	2005	2006	2005	2006	2005
Audit						
Parent Company	5.2	4.8	0.1	0	5.3	4.8
Subsidiaries (excl. Seco Tools)	39.9	34.8	2.5	2.9	42.4	37.7
Seco Tools	0.3	0.3	7.4	6.6	7.7	6.9
Group	45.4	39.9	10.0	9.5	55.4	49.4
Other services						
Parent Company	10.8	9.9				
Subsidiaries (excl. Seco Tools)	13.2	6.8				
Seco Tools	0.5	0.1				
Group	24.5	16.8				

Audit services comprise the examination of the financial statements, the accountring records and the administration of the business by the Board of Directors and the President, and other procedures required to be performed by the Company's auditors as well as other services caused by observations during the performance of such examination and other procedures.

Other services essentially comprise advice in areas closely related to the audit, such as advice on accounting issues, tax services and due-diligence services.

NOTE 4. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	Group		Parent Company	
	2006	2005	2006	2005
Expenditure for				
research and development	1 762	1 593	778	837
quality assurance	525	554	222	206
Total	2 287	2 147	1 000	1 043
of which expensed	2 108	1 966	1 000	1 043
of which expensed relating to research and development	1 583	1 412	778	837

Research and quality assurance expenditures are expensed as incurred. Expenditure for development is reported as an intangible asset if it meets the criteria for recognition as an asset in the balance sheet.

NOTE 5. OTHER OPERATING INCOME

Group	2006	2005
Gains on sale of property, plant and equipment	151	46
Exchange rate gains on operating receivables and liabilities	61	134
Other	51	88
Total	263	268

Parent Company		
Exchange rate gains on operating receivables and liabilities	22	-
Intragroup services	428	376
Other	5	14
Total	455	390

NOTE 6. OTHER OPERATING EXPENSES

Parent Company	2006	2005
Royalties paid to Group companies	-1 309	-738
Losses on sale of property, plant and equipment	-20	-38
Exchange rate losses on operating receivables and liabilities	-	-9
Other	-15	-16
Total	-1 344	-801

NOTE 7. INFORMATION ON THE NATURE OF OPERATING EXPENSES

Group	2006	2005
Employee benefit expense	-18 825	-17 394
Depreciation	-2 776	-2 662
Impairment losses – inventories	-247	-121
Impairment losses – property, plant and equipment	-148	-50
Impairment losses – trade receivables	-111	-69

The Parent Company recognized trade receivable impairment losses of SEK 22 M (5). Reversals of earlier recognized losses amounted to SEK 0 M (0).

NOTE 8. FEES FOR FINANCE AND OPERATING LEASES

FINANCE LEASES

Finance leases with Sandvik as lessee

The Group leases plant and machinery under finance lease agreements. At 31 December 2006, the net carrying amount of such leased assets was SEK 61 M (29).

Variable fees recognized as an expense were SEK 0 M (0).

Future minimum lease payments in respect of non-cancellable contracts fall due as follows:

	Minimum fee		Present value	
Group	2006	2005	2006	2005
Within one year	16	12	16	12
Between 1 – 5 years	17	20	17	20
Later than five years	4	1	4	1
Total	37	33	37	33

Finance leases with Sandvik as lessor

The Group's investments in finance leases at 2006 year-end was SEK 412 M (262). Variable fees recognized in the income statement, and unguaranteed residual values accruing to the benefit of the lessor, were minor.

The gross investment and the present value of minimum lease payments fall due as follows:

	Gross investment		Present value	
Group	2006	2005	2006	2005
Within one year	176	117	163	110
Between 1 – 5 years	236	145	197	116
Later than five years	0	0	0	0
Total	412	262	360	226

OPERATING LEASES

Operating leases with Sandvik as lessee

Leasing fees for assets under operating leases, such as leased premises, machinery and major items of computer and office equipment, are recognized with operating expenses in the income statement. The Group in 2006 expensed SEK 417 M (305) and the Parent Company SEK 92 M (57), including minimum lease payments of SEK 416 M (306), variable fees of SEK 8 M (3) and net of sublease income of SEK 7 M (4).

Future minimum lease payments under non-cancellable operating lease contracts fall due as follows:

	Group		Parent Company	
	2006	2005	2006	2005
Within one year	460	378	116	110
Between 1–5 years	834	542	232	172
Later than five years	301	174	108	73
Total	1 595	1 094	456	355

Future minimum lease payments under non-cancellable leases expected to be received for assets which are subleased amount to SEK 4 M (7).

Operating leases with Sandvik as lessor

The net carrying value of the Group's rental fleet is SEK 565 M (671). Depreciation for the year amounted to SEK 292 M (268). The future minimum lease payments under non-cancellable leases amount to SEK 249 M (328). Variable fees recognized as income amounted to SEK 37 M (45).

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	Group		Parent Company	
	2006	2005	2006	2005
Within one year	146	147	12	15
Between 1–5 years	102	180	1	2
Later than five years	1	1	0	1
Total	249	328	13	18

NOTE 9. NET FINANCING COST

Group	2006	2005
Interest income	143	100
Dividend	1	1
Other investments incl. derivatives:		
Net gain on disposal of financial assets	40	97
Net gain on remeasurement of financial assets/liabilities at fair value	113	173
Net foreign-exchange gains	17	2
Other financial income	20	1
Financial income	334	374
Interest expense	-1 043	-871
Other investments incl. derivatives:		
Net loss on disposal of financial assets	-200	-85
Net losses on remeasurement of financial assets/liabilites at fair value	-37	-118
Net foreign-exchange losses	-	-
Other financing costs	-9	-13
Financial expenses	-1 289	-1 087
Net financing cost	-955	-713

Unrealized gains and losses on remeasurement at fair value – use of valuation techniques

Changes in the fair value of interest swaps have positively affected net financing cost by SEK 13 M (22). The valuation is made by interpolation in an estimated interest curve based on current interest rates for various durations. Changes in the fair value of derivatives on equity instruments have positively affected net financing cost by SEK 71 M (102). The valuation is based on share price quotations at balance sheet date.

	Income from shares in Group companies		Income from shares in associated companies	
Parent Company	2006	2005	2006	2005
Dividend, net of withholding tax	9 284	3 861	1	2
Gain on sale of shares and participations	-20	20	-	-
Impairment losses	-	-1	-	-
Total	9 264	3 880	1	2

	Income from other investments held as non-current assets		Interest income and similar items	
Parent Company	2006	2005	2006	2005
Interest income, Group companies	-	-	457	212
Other interest income	-	-	8	-
Derivatives, Group companies	-	-	129	-
Other	0	0	63	23
Total	0	0	657	235

	Interest expense and similar items	
Parent Company	2006	2005
Interest expense, Group companies	-628	-289
Other interest expense	-243	-194
Derivatives, Group companies	-	-76
Other	-27	-74
Total	-898	-633

NOTE 10. APPROPRIATIONS

Parent Company	2006	2005
Accelerated depreciation	-143	-171
Change in tax allocation reserves	437	-
Change in other untaxed reserves	11	-14
Total	305	-185

NOTE 11. INCOME TAX

	Group		Parent Company	
Income tax expense	2006	2005	2006	2005
Current tax	-3 135	-2 343	-115	4
Adjustment of taxes attributable to prior years	-16	37	64	-7
Total current tax expense	-3 151	-2 306	-51	-3
Deferred tax relating to temporary differences and unused tax losses	145	-96	22	2
Share of taxes of associated companies	-	-25	-	-
Total tax expense	-3 006	-2 427	-29	-1

The Group's tax expense for the year was SEK 3,006 M (2,427) or 27.0% (27.5) of the profit after financial items.

Reconciliation of the Group's tax expense
The Group's weighted average tax rate, based on the tax rates in each country, is 27.0% (28.7). The nominal tax rate in Sweden is 28.0% (28.0).

Reconciliation of the Group's weighted average tax rate, based on the tax rates in each country, and the Group's actual tax expense:

	2006		2005	
Group	SEK M	%	SEK M	%
Profit after financial items	11 113		8 819	
Weighted average tax based on each country's tax rate	-3 001	-27.0	-2 529	-28.7
Tax effects of:				
Non-deductible expenses	-179	-1.6	-197	-2.2
Tax-exempt income	244	2.2	130	1.5
Adjustments related to prior years	-16	-0.1	37	0.4
Effects of unused tax losses, net	-22	-0.2	56	0.6
Other	-32	-0.3	76	0.9
Total reported tax expense	-3 006	-27.0	-2 427	-27.5

Reconciliation of the Parent Company's tax expense
The Parent Company's effective tax rate of 0.3% (0.03) is less than the nominal tax rate in Sweden, mainly due to tax-exempt dividend income from subsidiaries and associated companies.

Reconciliation of the Parent Company's nominal tax rate and actual tax expense:

	2006		2005	
Parent Company	SEK M	%	SEK M	%
Profit before tax	9 652		3 732	
Tax based on nominal tax rate for the Parent Company	-2 703	-28.0	-1 045	-28.0
Tax effects of:				
Non-deductible expenses	-59	-0.6	-54	-1.4
Tax-exempt income	2 669	27.6	1 105	29.6
Adjustments related to prior years	64	0.7	-7	-0.2
Total reported tax expense	-29	-0.3	-1	-0.0

Tax items recognized directly in equity

Group	2006	2005
Deferred tax relating to hedging reserve	34	-34
Total	34	-34

Parent Company	2006	2005
Deferred tax relating to changes in accounting policies	-	-11
Current tax relating to taxable group contributions	-95	-52
Total	-95	-63

Reported in balance sheet
Deferred tax assets and liabilities
The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities (liabilities shown with a minus sign):

	2006			2005		
Group	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Intangible assets	39	-282	-243	45	-228	-183
Property, plant and equipment	195	-1 573	-1 378	171	-1 553	-1 382
Financial non-current assets	26	-31	-5	42	-1	41
Inventories	1 034	-30	1 004	753	-32	721
Receivables	95	-237	-142	90	-152	-62
Interest-bearing liabilities	549	-184	365	494	-21	473
Noninterest-bearing liabilities	393	-444	-51	296	-322	-26
Other	20	-261	-241	80	-514	-434
Unused tax losses	-	-	-	108	-	108
Total	2 351	-3 042	-691	2 079	-2 823	-744
Offsetting within companies	-1 013	1 013	-	-760	760	-
Total deferred tax assets and liabilities	1 338	-2 029	-691	1 319	-2 063	-744

Parent Company						
Property, plant and equipment	-	-38	-38	-	-41	-41
Provisions	26	-	26	31	-	31
Noninterest-bearing liabilities	29	-	29	5	-	5
Total	55	-38	17	36	-41	-5
Offsetting	-38	38	-	-36	36	-
Total deferred tax assets and liabilities	17	-	17	-	-5	-5

NOTE 11. INCOME TAX (cont.)

Unrecognized deferred tax assets

The Group has additional unused tax losses of about SEK 1,000 M (1,250). Related deferred tax assets were not recognized since it was not deemed probable that it would be possible to utilize these deductions in the foreseeable future.

Movements in deferred tax in temporary differences and unused tax losses

	Group		Parent Company	
	2006	2005	2006	2005
Balance beginning of year, net	-744	-887	-5	-7
Change in accounting policy	-	-26	-	-
Recognized in income statement	145	-96	22	2
Acquisitions/Disposals of subsidiaries	-30	48	-	-
Recognized in equity	-34	34	-	-
Government grants	48	-	-	-
Translation differences	-76	183	-	-
Balance end of year, net	-691	-744	17	-5

In addition to the deferred tax assets and liabilities, Sandvik reports the following tax liabilities and receivables:

	Group		Parent Company	
	2006	2005	2006	2005
Other provisions for taxes	-1 413	-1 020	-42	-133
Income tax liabilities	-1 133	-1 041	-	-
Income tax receivables	667	627	16	169
Net tax liabilities/receivables	-466	-414	16	169

Other provisions for taxes of SEK 1,413 M (1,020) relating to ongoing disputes have been made based on risk assessments.

NOTE 12. EARNINGS PER SHARE

Basic and diluted earnings per share

(2005 adjusted for the 5:1 split)

	Basic		Diluted	
SEK	2006	2005	2006	2005
Earnings per share	6.45	4.95	6.45	4.90

A description of the numerator and denominator used in the above calculations of earnings per share (rounded down to nearest SEK 0.05) follows.

Basic earnings per share

The calculation of earnings per share 2006 is based on the profit for the year attributable to the equity holders of the parent of SEK 7,701 M (6,021) and the weighted average number of shares (thousands) during 2006, viz. 1,186,287 (1,216,873). These two components have been calculated as follows:

Profit for the year attributable to the equity holders of the parent

	2006	2005
Profit for the year attributable to the equity holders of the parent	7 701	6 021

Weighted average number of shares

In thousands of shares	2006	2005
Total number of ordinary shares at 1 January	1 186 287	1 317 833
Effect of reacquisitions and redemption	-	-100 960
Weighted average number of shares outstanding during the year	1 186 287	1 216 873

Diluted earnings per share

The calculation of diluted earnings per share 2006 is based on a profit attributable to the equity holders of the Parent Company SEK 7,701 M (6,021) and the weighted average number of shares (thousands) during 2006, 1,190,801 (1,224,673). The two components have been calculated as follows:

Profit for the year attributable to equity holders of the Parent Company

	2006	2005
Profit for the year attributable to equity holders of the Parent Company	7 701	6 021

Weighted average number of shares

In thousands of shares	2006	2005
Weighted average number of shares as calculated above	1 186 287	1 216 873
Additional shares assuming full exercise of options	4 514	7 800
Weighted average number of shares outstanding during the year, as adjusted	1 190 801	1 224 673

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – GROUP

Intangible assets

	Internally generated intangible assets					Acquired intangible assets						
	Capitalized R&D expenditure	IT Software	Patents, licenses, trademarks, etc.	Other	Subtotal	Capitalized R&D expenditure	IT Software	Patents, licenses, trademarks, etc.	Goodwill	Other	Subtotal	Total
Cost												
At 1 January 2005	299	354	27	94	774	31	175	77	4 365	93	4 741	5 515
Additions	181	73	6	15	275	-	46	7	-	31	84	359
Acquisition of minority interests in subsidiaries	-	-	-	-	-	-	-	-	161	-	161	161
Divestments and disposals	-14	-	-3	-10	-27	-	-16	-13	-	-1	-30	-57
Reclassifications	13	-1	22	-26	8	-16	4	7	-	3	-2	6
Translation differences during the year	-	3	2	5	10	-	11	6	395	19	431	441
At 31 December 2005	479	429	54	78	1 040	15	220	84	4 921	145	5 385	6 425
At 1 January 2006	479	429	54	78	1 040	15	220	84	4 921	145	5 385	6 425
Additions	179	56	7	5	247	-	25	3	-	22	50	297
Business combinations	-	-	-	-	-	-	2	153	567	63	785	785
Acquisition of minority interests in subsidiaries	-	-	-	-	-	-	-	-	26	-	26	26
Impairment losses	-	-	-	-	-	-	-	-	-34	-	-34	-34
Divestments and disposals	-21	-8	-	-	-29	0	-38	-4	-	-6	-48	-77
Reclassifications	-3	-27	8	-5	-27	-	50	-26	-	17	41	14
Translation differences during the year	-1	0	-	-6	-7	0	-8	-5	-324	-16	-353	-360
At 31 December 2006	633	450	69	72	1 224	15	251	205	5 156	225	5 852	7 076
Accumulated amortization and impairment losses												
At 1 January 2005	10	98	17	45	170	10	131	30	-	35	206	376
Divestments and disposals	-9	-	-	-3	-12	-	-16	-1	-	-1	-18	-30
Reclassifications	16	-	24	-22	18	-5	-	-	-	-	-5	13
Amortization for the year	32	90	1	3	126	5	29	4	-	9	47	173
Translation differences during the year	-	1	1	2	4	-	8	1	-	6	15	19
At 31 December 2005	49	189	43	25	306	10	152	34	-	49	245	551
At 1 January 2006	49	189	43	25	306	10	152	34	-	49	245	551
Divestments and disposals	-11	-8	-	-	-19	-	-38	-2	-	-	-40	-59
Reclassifications	4	-33	-4	1	-32		23	3	-	2	28	-4
Amortization for the year	35	115	-	5	155	5	37	65	-	21	128	283
Impairment losses	62				62							62
Translation differences during the year	-	0	-	-1	-1	-	-7	-1	-	-	-8	-9
At 31 December 2006	139	263	39	30	471	15	167	99	-	72	353	824
Net book value												
1 January 2005	289	256	10	49	604	21	44	47	4 365	58	4 535	5 139
31 December 2005	430	240	11	53	734	5	68	50	4 921	96	5 140	5 874
1 January 2006	430	240	11	53	734	5	68	50	4 921	96	5 140	5 874
31 December 2006	494	187	30	42	753	0	84	106	5 156	153	5 499	6 252
Amortization for the year is included in the following lines in the 2005 income statement												
Cost of sales	-6	-17	-	-1	-24	-	-19	-1	-	-8	-28	-52
Selling expenses	-2	-6	-	-2	-10	-	-2	-	-	-	-2	-12
Administrative expenses	-24	-67	-1	-	-92	-5	-8	-3	-	-1	-17	-109
Total	-32	-90	-1	-3	-126	-5	-29	-4	-	-9	-47	-173
Amortization for the year is included in the following lines in the 2006 income statement												
Cost of sales	-1	-6	-	-4	-11	-	-6	-	-	-2	-8	-19
Selling expenses	-	-8	-	-	-8	-	-13	-	-	-16	-29	-37
Administrative expenses	-34	-101	-	-1	-136	-5	-18	-65	-	-3	-91	-227
Total	-35	-115	-	-5	-155	-5	-37	-65	-	-21	-128	-283

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – GROUP (cont.)

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2005	7 758	22 541	4 055	1 054	35 408
Additions	241	1 316	397	1 352	3 306
Divestments and disposals	-104	-1 210	-357	-23	-1 694
Reclassifications	129	737	116	-945	37
Translation differences during the year	452	1 368	245	54	2 119
At 31 December 2005	8 476	24 752	4 456	1 492	39 176
At 1 January 2006	8 476	24 752	4 456	1 492	39 176
Additions	404	1 761	393	1 946	4 504
Business combinations	109	298	23		430
Divestments and disposals	-386	-1 685	-406	-72	-2 549
Reclassifications	191	1 019	87	-1 117	180
Translation differences during the year	-436	-1 150	-211	-80	-1 877
At 31 December 2006	8 358	24 995	4 342	2 169	39 864
Accumulated depreciation and impairment losses					
At 1 January 2005	3 304	14 204	2 830	-	20 338
Divestments and disposals	-80	-1 184	-328	-	-1 592
Reclassifications	4	-42	13	-	-25
Depreciation for the year	240	1 883	366	-	2 489
Impairment losses	10	39	1	-	50
Translation differences during the year	212	833	184	-	1 229
At 31 December 2005	3 690	15 733	3 066	-	22 489
At 1 January 2006	3 690	15 733	3 066	-	22 489
Business combinations	24	191	13	-	228
Divestments and disposals	-213	-1 409	-365	-	-1 987
Reclassifications	1	-48	10	-	-37
Depreciation for the year	247	1 862	384	-	2 493
Impairment losses	4	41	7	-	52
Translation differences during the year	-193	-719	-139	-	-1 051
At 31 December 2006	3 560	15 651	2 976	-	22 187
Net book values					
1 January 2005	4 454	8 337	1 225	1 054	15 070
31 December 2005	4 786	9 019	1 390	1 492	16 687
1 January 2006	4 786	9 019	1 390	1 492	16 687
31 December 2006	4 798	9 344	1 366	2 169	17 677

Impairment losses are included in the following lines in the 2006 income statement	Land and buildings	Plant and machinery	Equipment, tools and installations	Total
Impairment losses				
Cost of sales	4	41	7	52

Ratable values	2006	2005
Buildings (in Sweden)	954	961
Land (in Sweden)	178	186

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – GROUP (cont.)

Additional information

Items of property, plant and equipment for a total of SEK 205 M (228) have been pledged as security for liabilities.

Contractual commitments for the acquisition of property, plant and equipment amounts to SEK 84 M (206).

Government grants

The Group received government grants for the acquisition of property, plant and equipment during 2006 for a total of SEK 15 M (10). Grants received have reduced the stated cost by SEK 4 M (2).

Impairment tests of goodwill

Goodwill was tested for impairment in connection with the 2006 year-end closing. As appears above, the carrying value of goodwill in the consolidated balance sheet is SEK 5,156 M, essentially related to a number of more significant business combinations:

Goodwill relating to:	*Carrying value*
Walter group (Sandvik Tooling)	995
Valenite group (Sandvik Tooling)	607
Tamrock group (Sandvik Mining and Construction)	1 225
Svedala group (Sandvik Mining and Construction)	228
Kanthal group (Sandvik Materials Technology)	996
Other (<200)	1 105
Total	5 156

Goodwill is allocated to cash-generating units. The value of a cash-generating unit is assessed based on estimates of value in use. The calculations are based on budgets/forecasts covering a five-year period. Cash flows for subsequent years have been extrapolated based on inflation, in no case exceeding 2%. Need of working capital after the five-year period is deemed to remain on the same level as in the fifth year. Cash flows have generally been discounted at a pre-tax rate of 11%.

Production and marketing processes of acquired businesses have in most cases subsequently been integrated into other Sandvik operations to such an extent that it is no longer possible to identify the cash flows and assets of the acquired entities. For such reason, the impairment tests were largely made at a higher level although in no case above segment level. This applies chiefly to the Sandvik Mining and Construction operations. The impairment tests of goodwill relating to the Tamrock and Svedala groups were made at business area level. Also the operations of the Valenite group have been integrated to the extent that testing was made at business area level. The activities of the Walter and Kanthal groups are still carried on in a way that it has been possible to test goodwill relating to these acquisitions separately.

The testing of goodwill impairment at a higher organizational level obviously lessens the probability of identifying an impairment loss. These tests have with large margins supported the carrying values. Nor did the testing of goodwill relating to the Walter and Kanthal groups demonstrate impairment. The sensitivity of these latter calculations implies that no impairment loss would be recognized if the discount rate was increased by 1 percentage point or if the long-term growth was lowered by 1 percentage point. The testing of other goodwill values, each less than SEK 200 M, resulted in the recognition of impairment losses totaling SEK 34 M (0).

Other impairment tests

The testing of capitalized development projects that are not yet available for use resulted in the recognition of impairment losses totaling SEK 62 M (0).

NOTE 14. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – PARENT COMPANY

Intangible assets

	Patents and similar rights
Cost	
At 1 January 2005	71
Additions	45
Divestments and disposals	-10
Reclassifications	4
At 31 December 2005	110
At 1 January 2006	110
Additions	70
Divestments and disposals	-78
At 31 December 2006	102
Accumulated amortization	
At 1 January 2005	44
Divestments and disposals	-2
Amortization for the year	18
At 31 December 2005	60
At 1 January 2006	60
Divestments and disposals	-39
Amortization for the year	30
At 31 December 2006	51
Net book value at 31 December 2006	51

	2006	2005
Amortization for the year is included in the following lines in the income statement		
Cost of sales	4	3
Selling expenses	11	0
Administrative expenses	15	15
Total	30	18

NOTE 14. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – PARENT COMPANY (cont.)

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2005	758	7 818	949	624	10 149
Additions	1	29	17	623	670
Divestments and disposals	-1	-257	-72	-4	-334
Reclassifications	35	573	64	-676	-4
At 31 December 2005	793	8 163	958	567	10 481
At 1 January 2006	793	8 163	958	567	10 481
Additions	5	65	34	837	941
Divestments and disposals	-1	-242	-36	-3	-282
Reclassifications	14	375	37	-426	0
At 31 December 2006	811	8 361	993	974	11 139
Revaluations					
At 1 January 2005	41	-	-	-	41
At 31 December 2005	41	-	-	-	41
At 1 January 2006	41	-	-	-	41
Divestments and disposals	0	-	-	-	0
At 31 December 2006	41	-	-	-	41
Accumulated depreciation					
At 1 January 2005	325	4 427	639	-	5 391
Divestments and disposals	0	-234	-67	-	-301
Depreciation for the year	31	427	74	-	532
At 31 December 2005	356	4 620	646	-	5 622
At 1 January 2006	356	4 620	646	-	5 622
Divestments and disposals	-1	-207	-34	-	-242
Reclassifications	-	0	0	-	0
Depreciation for the year	24	456	72	-	552
At 31 December 2006	379	4 869	684	-	5 932
Net book value					
1 January 2005	474	3 391	310	624	4 799
31 December 2005	478	3 543	312	567	4 900
1 January 2006	478	3 543	312	567	4 900
31 December 2006	473	3 492	309	974	5 248

Ratable values – Parent Company	2006	2005
Buildings (in Sweden)	221	209
Land (in Sweden)	46	39

NOTE 15. SHARES IN GROUP COMPANIES

Shares in Group Companies	Parent Company 2006	2005
Cost		
At beginning of year	10 921	7 214
Additions	1 230	170
Capital contributions	-	3 437
New share issues	-	100
Divestments	-28	0
	12 123	10 921
Impairment losses		
At beginning of year	-400	-399
Impairment losses recognized during the year	-	-1
	-400	-400
Net book value at end of year	11 723	10 521

Impairment losses are included in the income statement line "Income from shares in Group companies."

Sandvik AB's holdings of shares and participations in subsidiaries
Direct holdings

According to balance sheet at 31 December; company, domicile	Corp. Reg. number	2006 No. of shares	Holding % 2)	Book value SEK 000's	2005 No. of shares	Holding % 2)	Book value SEK 000's
SWEDEN							
C.O. Öberg & Co:s AB, Sandviken	556112-1186	2 000	100	0	2 000	100	0
Dropler High Tech AB, Sandviken	556332-0380	1 000	100	119	1 000	100	119
Elasis Svenska AB, Sandviken	556307-8947	100 000	100	110	100 000	100	110
Förvaltningsbolaget Predio 4 KB, Sandviken	916624-2181	-	0 3)	0	-	0 3)	0
Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474	1 831 319	100	53 474
Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 020	200 000	100	33 020
Industri AB Skomab, Sandviken	556008-8345	2 000	100	100 050	2 000	100	100 050
Malcus AB, Sandviken	556350-7903	1 000	100	100	1 000	100	100
Rammer Svenska AB, Sandviken	556249-4004	3 000	100	851	-	-	-
Tamrock Svenska AB, Sandviken	556189-1085	100	100	123	-	-	-
AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100	1 000	100	100
AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50	1 000	100	50
AB Sandvik Belts, Sandviken	556041-9680	25 000	100	2 500	25 000	100	2 500
AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698	13 500	100	1 698
AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000	50 000	100	5 000
AB Sandvik Communication, Sandviken	556257-5752	1 000	100	120	1 000	100	120
AB Sandvik Construction Segment, Malmö1)	556659-6952	1 000	100	100	1 000	100	100
AB Sandvik Coromant, Sandviken1)	556234-6865	1 000	100	50	1 000	100	50
Sandvik Coromant Norden AB, Stockholm1)	556350-7846	1 000	100	100	1 000	100	100
Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0	80 000	100	0
AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120	1 000	100	120
Sandvik Far East Ltd. AB, Sandviken	556043-7781	10 000	100	10 000	10 000	100	10 000
Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000	15 000	100	15 000
AB Sandvik Hard Materials, Stockholm1)	556234-6857	1 000	100	50	1 000	100	50
Sandvik Hard Materials Norden AB, Stockholm	556069-1619	1 000	100	50	1 000	100	50
AB Sandvik Hedåsen, Sandviken	556061-4041	1 000	100	100	1 000	100	100
Sandvik Information Technology AB, Sandviken1)	556235-3838	1 000	100	50	1 000	100	50
Sandvik Intellectual Property AB, Sandviken	556288-9401	1 000 000	100	3 499 950	1 000 000	100	3 499 950
AB Sandvik International, Sandviken1)	556147-2977	1 000	100	50	1 000	100	50
AB Sandvik Klangberget, Sandviken	556135-6857	1 000	100	100	1 000	100	100
AB Sandvik Materials Technology, Sandviken1)	556234-6832	1 000	100	50	1 000	100	50
Sandvik Mining and Construction AB, Sandviken1)	556664-9983	1 000	100	100	1 000	100	100
Sandvik Mining and Construction Sverige AB, Sandviken1)	556288-9443	1 000	100	50	1 000	100	50
Sandvik Mining and Construction Tools AB, Sandviken1)	556234-7343	1 000	100	50	1 000	100	50
Sandvik Nora AB, Nora	556075-0506	80 000	100	135 000	-	-	-
Sandvik Powdermet AB, Surahammar	556032-6760	600	100	104 190	-	-	-
AB Sandvik Process Systems, Sandviken1)	556312-2992	1 000	100	100	1 000	100	100
AB Sandvik Rock Tools, Sandviken	556081-4328	1 000	100	50	1 000	100	50
Sandvik Rotary Tools AB, Köping	556191-8920	101 000	100	150 177	101 000	100	150 177
AB Sandvik Service, Sandviken	556234-8010	1 000	100	50	1 000	100	50
AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100	1 000	100	100

NOTE 15. SHARES IN GROUP COMPANIES (cont.)

Sandvik AB's holdings of shares and participations in subsidiaries
Direct holdings

According to balance sheet at 31 December; company, domicile	Corp. Reg. number	2006 No. of shares	2006 Holding % 2)	2006 Book value SEK 000's	2005 No. of shares	2005 Holding % 2)	2005 Book value SEK 000's
AB Sandvik Steel Investment, Sandviken	556350-7853	1 000	100	100	1 000	100	100
Sandvik Stål Försäljnings AB, Stockholm[1]	556251-5386	1 000	100	50	1 000	100	50
Sandvik Systems Development AB, Sandviken[1]	556407-4184	1 000	100	100	1 000	100	100
Sandvik Tooling AB, Sandviken[1]	556692-0038	1 000	100	100	1 000	100	100
Sandvik Tooling Sverige AB, Sandviken[1]	556692-0053	1 000	100	100	1 000	100	100
AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	1 939	1 000	100	1 939
Sandvik Utbildnings AB, Sandviken	556304-8791	910	91	91	910	91	91
AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800	6 840	100	1 800
Sandvik Västanbyn AB, Sandviken	556590-8075	1 000	100	100	1 000	100	100
AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100	1 000	100	100
Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167	10 000	100	167
AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120	1 000	100	120
Sandvikens Brukspersonals Byggnadsförening upa, Sandviken	785500-1686	-	100	0	-	100	0
Scandinavian Handtools AB, Sandviken	556093-5875	1 000	100	50	1 000	100	50
Steebide International AB, Sandviken	556048-3405	15 000	100	1 000	15 000	100	1 000
Tooling Support Halmstad AB, Halmstad	556240-8210	80 000	100	25 145	80 000	100	25 145
AB Trellbo, Sandviken	556251-6780	1 000	100	120	1 000	100	120

Sandvik AB's holdings of shares and participations in subsidiaries
Direct holdings

According to balance sheet at 31 December; company, domicile		2006 No. of shares	2006 Holding % 2)	2006 Book value SEK 000's	2005 No. of shares	2005 Holding % 2)	2005 Book value SEK 000's
AUSTRALIA	Sandvik Australia Pty. Ltd.	-	6 3,4)	1 202 442	-	6 3,4)	394 750
	Sandvik Australian Ltd. Partnership	-	99	-	-	99	-
BRAZIL	Dormer Tools S.A.	2 137 623 140	100	200 000	2 137 623 140	100	200 000
	Sandvik do Brasil S.A.	1 894 797 190	100	46 072	1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.	-	100	0	-	100	0
CHINA	Sandvik China Holding Co Ltd.	-	100	182 725	-	-	-
	Sandvik China Ltd.	-	100	190 666	-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.	-	100	17 466	-	100	17 466
	Sandvik Mining and Construction (China) Ltd.	-	100	44 468	-	100	44 468
	Sandvik Process Systems (Shanghai) Ltd.	-	100	4 309	-	100	4 309
CZECH REPUBLIC	Sandvik CZ s.r.o.	-	100	0	-	100	0
GERMANY	Sandvik GmbH	-	1 3)	1 486	-	1 3)	1 486
	Sandvik Holding GmbH	-	1 3)	367	-	1 3)	367
GREECE	Sandvik A.E. Tools and Materials	5 529	100	1 567	5 529	100	1 567
HUNGARY	Sandvik Magyarorszag Kft.	-	100	3 258	-	100	3 258
INDIA	Sandvik Asia Ltd.	16 030 246	27 5)	277 028	16 030 246	27 5)	277 028
IRELAND	Sandvik SMC Distribution Ltd.	100	100	5 508	100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.	28 571	10 3)	8 329	28 571	10 3)	8 329
JAPAN	Sandvik K.K.	2 600 000	100	224 701	2 600 000	100	224 701
KENYA	Sandvik Kenya Ltd.	35 000	96	0	35 000	96	0
KOREA	Sandvik Korea Ltd.	752 730	100	46 856	752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.	406 642 873	90 3)	71 000	406 642 873	90 3)	71 000
MOROCCO	Sandvik Maroc SARL	940	94	0	940	94	0
NETHERLANDS	Sandvik Finance B.V.	18 786	100	4 923 930	18 786	100	4 923 930
PERU	Sandvik del Perú S.A.	6 562 795	100	26 025	6 562 795	100	26 025
POLAND	Sandvik Baildonit S.A.	148 100	100	93 140	148 100	100	93 140
	Sandvik Polska Sp.z o.o.	3 211	100	57	3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.	-	100	1 238	-	100	1 238
SWITZERLAND	Sanfinanz AG	1 000	100	0	1 000	100	0
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.	125 154 588	100	3 200	125 154 588	100	3 200
ZIMBABWE	Sandvik Mining and Construction Zimbabwe (Pty) Ltd.	233 677	100	3 269	233 677	100	3 269
				11 723 141			10 520 560

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which also equals share of capital.
3) Remaining shares are held by other Group companies.
4) Share of capital 33%.
5) Shares up to an ownership interest of 97% are held by other Group companies.

NOTE 15. SHARES IN GROUP COMPANIES (cont.)

Sandvik AB's holdings of shares and participations in subsidiaries

Indirect holdings in operating Group companies

Group holding, %		2006 1)	2005 1)
SWEDEN	Kanthal AB	100	100
	Kanthal Norden AB	100	100
	Roxon AB	100	100
	Sandvik Invest AB	100	100
	Sandvik SRP AB	100	100
	Sandvik SRP (Arbrå) AB	100	100
	Sandvik Treasury AB	100	100
	Seco Tools AB	60 2)	60 2)
ARGENTINA	Sandvik Argentina S.A.	100	100
AUSTRALIA	Sandvik Australia Pty. Ltd.	100	100
	Sandvik Materials Handling Pty. Ltd.	100	100
	Sandvik Mining and Construction Adelaide Pty. Ltd.	100	-
	Sandvik Mining and Construction Pty. Ltd. Australia	100	100
	Sandvik Rotary Tools Australia Pty. Ltd.	100	100
	Walter Australia Pty. Ltd.	100	100
	Voest Alpine Mining and Tunnelling Pty. Ltd.	100	100
AUSTRIA	Montanwerke Walter Ges.m.b.H.	100	100
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100	100
	Sandvik in Austria Ges.m.b.H.	100	100
	Voest Alpine Bergtechnik Ges.m.b.H.	100	100
	Voest Alpine Materials Handling GmbH & Co. KG	100	100
BELGIUM	Walter Benelux N.V./S.A.	100	100
BRAZIL	Sandvik Alpen Ferramentas S.A.	100	100
	Sandvik MGS S.A.	51	51
	Sandvik Mining and Construction do Brasil SA	100	100
	Walter do Brasil Ltda.	100	100
CANADA	Dormer Tools Inc.	100	100
	Hagby Canada Inc.	100	-
	Sandvik Canada Inc.	100	100
	Sandvik Mining and Construction Canada Inc.	100	100
	SDS Digger Tools Canada Inc.	100	-
	Valenite-Modco Ltd.	100	100
CHILE	Sandvik Chile S.A.	100	100
	UDR Chile	100	-
CHINA	Sandvik Steel (Qingdao) Ltd.	100	100
	Walter Wuxi Co. Ltd.	100	100
	VAMT (Boatou) Co. Ltd.	100	100
CROATIA	Sandvik, za trgovinu d.o.o.	100	100
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100	100
	Walter CZ s.r.o.	100	100
DENMARK	Sandvik A/S	100	100
FINLAND	Roxon Oy	100	100
	Sandvik Mining and Construction Finland Corp.	100	100
	Sandvik Tamrock Corp.	100	100
FRANCE	Gunther Tools S.A.S.	100	100
	Safety Production S.A.S.	100	100
	Safety S.A.S.	100	100
	Sandvik CFBK S.A.S.	100	100
	Sandvik Hard Materials France	100	100
	Sandvik Mining and Construction Lyon S.A.S.	100	100
	Sandvik S.A.S.	100	100
	Sandvik Tamrock Secoma S.A.S.	100	100
	Sandvik Tobler S.A.S.	100	100
	Walter France Eurl	100	100
GERMANY	Alpine Westfalia GmbH	100	100
	Gurtec GmbH	100	100
	Günther & Co. GmbH	100	100
	J&M Mining Supply GmbH	100	100
	Prototyp-Werke GmbH	100	100
	Safety Deutschland GmbH	100	100
	Sandvik Customer Financing Europe GmbH	100	100
	Sandvik Mining and Construction Central Europe GmbH	100	100
	Sandvik Shared Services GmbH	100	100
	TDM Systems GmbH	75	50
	Walter AG	100	100
	Walter Hartmetall GmbH	100	100
	Werner Schmitt PKD-Werkzeug AG	100	100
GHANA	Sandvik Mining and Construction Ghana Ltd.	100	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100	100
	Sandvik Hongkong Ltd.	100	100
	Sandvik Tamrock (Far East) Ltd.	100	100
HUNGARY	Walter Hungaria Kft.	100	100
INDIA	Sandvik Mining and Construction Tools India Ltd.	97	97
	Walter India Tools and Machines Pvt. Ltd.	100	100
INDONESIA	PT Sandvik Indonesia	100	100
	PT Sandvik SMC	100	100
IRELAND	Sandvik Ireland Ltd.	100	100
ITALY	Dormer Italia S.p.A.	100	100
	Impero S.p.A.	100	100
ITALY (cont.)	Sandvik Italia S.p.A.	100	100
	Walter USAP S.R.L.	100	100
JAPAN	Sandvik Sorting Systems K.K.	100	100
	Sandvik Toyo Co. Ltd.	100	100
KAZAKHSTAN	Tamservice Ltd.	100	100
KOREA	Sandvik SuhJun Ltd.	70	70
	Walter Korea Ltd.	100	100
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100	100
	Sandvik Malaysia Wood Technology Sdn. Bhd.	100	100
	Sandvik Mining and Construction (Malaysia) Sdn. Bhd.	100	100
MEXICO	Sandvik de México S.A. de C.V.	100	100
	Sandvik Mining and Construction de México S.A. de C.V.	100	100
	Valenite de Mexico S.A. de C.V.	100	100
NETHERLANDS	Sandvik Benelux B.V.	100	100
	Sandvik DC Venlo B.V.	100	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100	100
	Walter New Zealand Ltd.	100	100
NIGERIA	Sandvik Mining and Construction Nigeria Ltd.	100	100
NORWAY	Sandvik Gram A/S	100	100
	Sandvik Norge A/S	100	100
	Sandvik Tamrock A/S	100	100
PERU	Sandvik del Peru S.A.	100	100
PHILIPPINES	Sandvik Philippines Inc.	100	100
	Sandvik Tamrock (Philippines) Inc.	100	100
POLAND	Sandvik Mining and Construction Sp.z o.o.	100	100
	Walter Polska Sp.z o.o.	100	100
ROMANIA	Sandvik SRL	100	100
RUSSIA	Rustamservis Ltd.	100	100
	Sandvik-MKTC OAO	98	98
SERBIA-MONTENEGRO	Sandvik Serbia/Montenegro d.o.o.	100	100
SINGAPORE	Kanthal Electroheat (SEA) Pte. Ltd.	100	100
	Sandvik Mining and Construction S.E. Asia Pte. Ltd.	100	100
	Sandvik South East Asia Pte. Ltd.	100	100
	Walter AG Singapore Pte. Ltd.	100	100
SLOVENIA	Sandvik d.o.o.	100	100
SOUTH AFRICA	Sandvik Mining and Construction RSA (Pty) Ltd.	100	100
	Sandvik (Pty) Ltd.	100	100
	Sandvik Rotary Tools South Africa (Pty) Ltd.	100	100
	Voest Alpine Mining & Tunneling (Pty) Ltd.	100	100
SPAIN	Safety Iberica Metal Duro S.A.	100	100
	Sandvik Española S.A.	100	100
	Walter Tecno UTIL S.A.	100	100
SWITZERLAND	Sandvik AG	100	100
	Sansafe AG	100	100
	Santrade Ltd.	100	100
	Walter (Schweiz) AG	100	100
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100	100
	Sandvik Taiwan Ltd.	100	100
	Walter Taiwan Ltd.	100	100
TANZANIA	Sandvik Mining and Construction Tanzania Ltd.	100	100
THAILAND	Sandvik Thailand Ltd.	100	100
	Walter (Thailand) Co. Ltd.	100	100
UK	Dormer Tools Ltd.	100	100
	Dormer Tools (Sheffield) Ltd.	100	100
	Kanthal Ltd.	100	100
	Prototyp UK Ltd.	100	100
	Safety Cutting Tools UK Ltd.	100	100
	Sandvik Ltd.	100	100
	Sandvik Mining and Construction Ltd.	100	100
	Sandvik Osprey Ltd.	100	100
	Titex Tools Ltd.	100	100
	Walter GB Ltd.	100	100
UKRAINA	Sandvik Ukraine	100	100
US	Dormer Tools LLC	100	100
	Kanthal Corp.	100	100
	MRL Industries Inc.	100	100
	Pennsylvania Extruded Tube Co.	70	70
	Precision Twist Drill Co.	100	100
	Sandvik Inc.	100	100
	Sandvik Mining and Construction USA LLC	100	100
	Sandvik Process Systems LLC	100	100
	Sandvik Sorting Systems LLC	100	100
	Sandvik Special Metals LLC	100	100
	Sandvik Treasury NAFTA LLC	100	100
	Technical Tooling Inc.	100	100
	Valenite US	100	100
	Walter USA Inc.	100	100
ZAMBIA	Sandvik Mining and Construction Zambia Ltd.	100	100

1) Unless otherwise stated, ownership percentage pertains to share of capital, which also corresponds to share of voting rights.

2) Share of voting rights, 89% (89).

NOTE 16. INVESTMENTS IN ASSOCIATED COMPANIES

Group	2006	2005
Accumulated share of equity		
At beginning of year	484	413
Acquisitions	-	10
Divestments	-7	-
Share of profits for the year	136	64
Less dividend received	-66	-18
Translation differences during the year	-4	15
Share of equity at end of year	543	484

Summary financial information on associated companies and Group's share

2006	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	66	4	40	13	27	49.00
Owned indirectly by Sandvik AB							
AvestaPolarit Stainless Tube AB[1]	Sweden	3 531	246	3 159	1 765	1 394	11.65
Caterpillar Impact Products Ltd.	UK	439	81	215	95	120	40.00
Eimco Elecon	India	147	13	203	68	135	25.10
Fagersta Stainless AB	Sweden	1 693	153	1 193	675	518	50.00
Fintec Crushing & Screening Ltd.	UK	388	21	218	166	52	49.10
Associates owned by Seco Tools		25	1	13	6	7	

2005	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	81	6	46	21	25	49.00
Wassara AB	Sweden	33	2	19	10	9	25.00
Owned indirectly by Sandvik AB							
AvestaPolarit Stainless Tube AB[1]	Sweden	3 247	-10	2 416	1 218	1 198	11.65
Caterpillar Impact Products Ltd.	UK	452	84	268	90	178	40.00
Eimco Elecon	India	165	14	230	87	143	25.10
Fagersta Stainless AB	Sweden	1 525	38	682	293	389	50.00
Fintec Crushing & Screening Ltd.	UK	284	15	144	108	36	49.10
Mining Carbide Pty.	South Africa	0	0	0	0	0	50.00
Wassara AB	Sweden	33	2	19	10	9	15.00
Associates owned by Seco Tools		25	1	16	10	6	

1) Sandvik's representation on the Board of Directors constitutes significant influence.

Additional information

The reporting date of the financial statements of Eimco Elecon is 31 March 2006. Dividend paid 2006 is included in reported results. Financial reports of a later date have not been obtainable. Other associated companies are included with a time lag of 1–3 months.

Parent Company's shares in associated companies

	2006	2005
Cost		
At beginning of year	8	8
Divestments	-4	-
At end of year	4	8

	Corp. reg. number	Share of capital and voting rights, %	Carrying value, SEK M
2006			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4
2005			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4
Wassara AB, Stockholm	556331-8566	25	4

NOTE 17. OTHER INVESTMENTS

Group	2006	2005
Non-current financial investments		
Available-for-sale investments		
Shares and participations	89	91
Total	89	91

Additional information

It has not been possible to measure the fair value of these shares and participations reliably and these assets are, therefore, measured at cost.

NOTE 18. NON-CURRENT RECEIVABLES AND OTHER CURRENT RECEIVABLES

Group	2006	2005
Non-current receivables		
Funded pension plans	894	792
Other noninterest-bearing receivables	352	250
Other interest-bearing receivables	437	334
Total	1 683	1 376
Other current receivables		
Derivatives designated as hedging instruments	371	330
Other noninterest-bearing receivables	2 280	1 099
Other interest-bearing receivables	549	411
Advances to suppliers	165	67
Total	3 365	1 907

Parent Company	2006	2005
Non-current receivables		
Other noninterest-bearing receivables	23	22
Total	23	22
Other current receivables		
Derivatives	27	0
Other noninterest-bearing receivables	148	28
Other interest-bearing receivables	281	259
Total	456	287

NOTE 19. INVENTORIES

	Group		Parent Company	
	2006	2005	2006	2005
Raw materials and consumables	5 690	5 515	2 227	1 668
Work in progress	4 093	2 880	1 376	720
Finished goods	8 955	8 045	996	1 469
Total	18 738	16 440	4 599	3 857

Cost of sales of the Group includes write-downs of inventories of SEK 247 M (121) while cost of sales of the Parent Company includes write-downs of SEK 78 M (34). There were no significant reversals of write-downs during 2006 and 2005.

NOTE 20. CAPITAL AND RESERVES

Group

Details of reserves	2006	2005
Translation reserve		
At beginning of year	1 272	-459
Translation differences during the year	-1 784	1 731
At end of year	-512	1 272
Hedging reserve		
At beginning of year	-88	-
Change in accounting principle	-	62
Cash flow hedges reported in equity	88	-150
At end of year	0	-88
Total reserves		
Reserves at beginning of year	1 184	-459
Change in accounting principle	-	62
Changes in reserves:		
Translation reserve	-1 784	1 731
Hedging reserve	88	-150
Reserves at end of year	-512	1 184

Reserve for own shares, included in the item retained earnings including profit for the year		
Treasury shares at beginning of year	-	-3 938
Reacquired during the year		-
Cancellation of shares	-	3 938
Treasury shares at end of year	-	-

Other paid-in capital

Relates to payments made by owners and includes share premium reserve transferred to the legal reserve at 31 December 2005. Any share premium as from 1 January 2006 and onwards will also be reported as other paid-in capital.

Reserves

Translation reserve

The translation reserve comprises all foreign exchange differences arising on the translation of the financial statements of foreign operations stated in a currency different from the Group's presentation currency. The Parent Company's and the Group's presentation currency is Swedish kronor (SEK).

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Retained earnings including profit for the year

Retained earnings including profit for the year comprises the earned profits of the Parent Company and its subsidiaries and associated companies.

Reserve for own shares

The reserve for own shares (treasury shares) comprises the cost of the company's shares held by the Parent Company.

NOTE 20. CAPITAL AND RESERVES (cont.)

Parent Company

Share capital

According to the Articles of Association of Sandvik AB, the share capital shall amount to a minimum of SEK 1.2 billion and a maximum of SEK 4.8 billion. All issued shares are fully paid, have the same voting rights and are equally entitled to the Company's assets.

Share capital during the past two years has changed as follows:

	No. of shares	Quota value SEK/share	Share capital SEK
Share capital at 31 December 2004	263 566 796	6.00	1 581 400 776
Issue of C shares at 30 June 2005	26 309 361	6.00	157 856 166
Redemption of C shares at 4 July 2005	-26 309 361	6.00	-157 856 166
Redemption of shares 4 July 2005	- 9 787 361	6.00	-58 724 166
Share capital reduction at 4 July 2005	-16 522 000	6.00	-99 132 000
Share capital at 31 December 2005	237 257 435	6.00	1 423 544 610
Share split at 8 June 2006, 5:1	949 029 740	-	-
Share capital at 31 December 2006	1 186 287 175	1.20	1 423 544 610

During 2006 (8 June), a 5:1 split was carried out. Following that, there were totally 1,186,287,175 shares with a quota value of SEK 1.20. There was no change in the share capital amount which was SEK 1,423,544,610 at 31 December 2006.

The Board of Directors proposes a dividend considering the provisions of the Companies Act and the dividend must be approved by the Annual Meeting of Shareholders. The proposed but not yet adopted dividend for 2006 is estimated at SEK 3,855 M (SEK 3.25 per share). The dividend amount is not reported as a liability.

The Board of Directors further proposes that the Annual Meeting of Shareholders resolve to distribute additionally SEK 3,559 M (SEK 3.00 per share) through a mandatory redemption proceeding.

No shares have been reserved for transfer under options or other agreements. The Sandvik share is officially listed only on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

Undistributable reserves

Undistributable reserves may not be paid to the shareholders in the form of dividends.

Legal reserve

The purpose of the legal reserve has been to tie up part of the profits unless needed to cover an accumulated deficit. The legal reserve amount includes amounts that before 1 January 2006 were included in the share premium reserve.

Distributable reserves

Retained earnings

Retained earnings comprise the distributable reserves reported in the prior year less any appropriation to the legal reserve and less any dividend declared. The total of such profits brought forward and the profit for the year, plus any fair value reserve, constitute the total distributable reserves, i.e. the maximum amount available for distribution to the shareholders.

NOTE 21. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment, tools and installations	Patents and similar rights	Total
Balance at 1 January 2005	4	1 920	176	15	2 115
Accelerated depreciation for the year	-3	155	6	14	172
Balance at 31 December 2005	1	2 075	182	29	2 287
Balance at 1 January 2006	1	2 075	182	29	2 287
Accelerated depreciation for the year	0	127	13	3	143
Balance at 31 December 2006	1	2 202	195	32	2 430

NOTE 22. PARENT COMPANY'S OTHER UNTAXED RESERVES

	2006	2005
Tax allocation reserves		
Appropriated at 2001 tax assessment	0	437
Appropriated at 2002 tax assessment	435	435
Appropriated at 2004 tax assessment	204	204
Balance at 31 December 2006	639	1 076
Other untaxed reserves	15	26
Total untaxed reserves	654	1 102

NOTE 23. PROVISION FOR PENSIONS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS

Sandvik sponsors defined-benefit pension plans in several countries. In principle, the plans cover all employees and provide benefits based on the remuneration and length of service at or near retirement. In a number of countries, there are also post-retirement medical benefits.

The total pension cost for the most significant defined benefit pension plans is presented below:

Pension cost	2006	2005
Current service cost	-397	-357
Interest cost	-605	-597
Expected return on plan assets	582	528
Amortization of unrecognized gains and losses	-15	-7
Past service costs	-	12
Employee contributions	42	40
Losses on settlements	-6	-2
Total pension cost	-399	-383

Actual return on plan assets during 2006 was SEK 814 M (1,049).

Total pension cost for defined-contribution plans and plans reported in accordance with local rules was SEK 820 M (801). This includes the cost for certain defined-benefit commitments insured with Alecta, which – as described under "Accounting principles" above – are reported as if that plan were a defined-contribution plan.

Pension costs are included in the income statement lines cost of sales, selling expenses, administrative expenses, research and development costs and financial expense. Financial expense includes a portion, SEK 164 M, of the interest cost included in pension cost above that pertains to deficits in pension plans.

If the fair value of plan assets for a certain pension plan exceeds the present value of the obligations, an asset is recognized considering the restrictions described in the "Accounting Principles" section above. The amounts recognized in the balance sheet are distributed between non-current financial receivables and provisions as follows:

Provision for pensions	2006	2005
Funded plans reported as non-current receivables	894	792
Pension plans reported as provision for pensions	-3 180	-3 538
Provision for pensions, net	-2 286	-2 746

Actuarial gains and losses for a specific plan are recognized over the remaining working lives of the employees participating in the plan to the extent that the gains and losses exceed the greater of 10% of the present value of the obligation or 10% of the fair value of any plan assets.

A summary of the reported net obligation for the most significant plans for defined benefit pension and sickness benefits follows:

Net obligation	2006	2005
Wholly or partly funded plans		
Present value of defined-benefit obligations	-11 164	-10 916
Fair value of plan assets	10 417	9 848
Net liability, funded plans	-747	-1 068
Unfunded plans		
Present value of defined-benefit obligations	-2 253	-2 310
Unrecognized actuarial losses (+) and gains (-), net	856	778
Pension liability for plans reported in accordance with IAS 19	-2 144	-2 600
Pension liability for plans reported in accordance with local regulations	-142	-146
Provision for pensions/medical benefits, net	-2 286	-2 746

Composition of plan assets, %	31 Dec. 06	31 Dec. 05
Shares and equity based securities	41	40
Interest-bearing securities	46	48
Other	13	12
Total	100	100

The fair value of plan assets at 31 December 2006 (and 1 January 2006) include loans to Sandvik entities totaling SEK 138 M (129) and the value of properties leased to Sandvik of SEK 165 M (187).

Movements in the reported obligations for pensions and medical benefits, and in plan assets are set out in the following tables:

Movement in the liability for defined-benefit obligations	2006	2005
Obligations at beginning of year	-13 226	-10 634
Current service cost and interest cost	-1 002	-953
Pensions paid	510	424
Effects of business combinations and settlements	-31	16
Actuarial gains (+) and losses (–)	-400	-1 108
Translation differences	732	-971
Obligations at end of year	-13 417	-13 226

Movement in plan assets	2006	2005
Fair value of plan assets at beginning of year	9 848	8 058
Expected return on plan assets	582	528
Actuarial gains and losses	232	521
Pensions paid, net	-473	-383
Contributions from employers	708	484
Effects of business combinations and settlements	26	-40
Translation differences	-506	680
Fair value of plan assets at end of year	10 417	9 848

The movement in the net pension and medical-benefit liability is presented in the following table:

	2006	2005
Net liability at beginning of year	-2 746	-2 550
New plans, incl. those of newly acquired companies	-22	-32
Pension cost for the year for defined benefit plans	-399	-383
Contributions from Group companies	708	485
Translation differences	169	-289
Movement in net liability for defined benefit plans reported in accordance with IAS 19	456	-219
Movement in pension plans reported in accordance with local regulations	4	23
Provisions for pensions, net at end of year	-2 286	-2 746

Key actuarial assumptions (weighted average, %)	2006	2005
Discount rate	4.8	4.6
Expected return on plan assets	6.0	5.8
Expected rate of salary increases	3.5	3.7
Expected inflation	2.4	2.2
Change in medical cost trend	9.0	8.0

Unrecognized actuarial gains (–) and losses (+)	2006
Unrecognized gains and losses at beginning of year	778
Changed assumptions relating to obligations	318
Experience adjustments arising on plan liabilities	82
Experience adjustments arising on plan assets	-232
Amortization of actuarial gains and losses	-15
Translation differences	-75
Unrecognized gains and losses at end of year	856

NOTE 23. PROVISION FOR PENSIONS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS (cont.)

Parent Company

The Parent Company's reported pension provision was SEK 106 M (103). The Parent Company's PRI pensions are secured through Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. Sandvik AB and most of its Swedish subsidiaries are members of that foundation. The value of the assets held by the foundation at year-end was SEK 1,863 M (1,714), which exceeded the capital value of the pension obligations by SEK 366 M (299).

The development of the Parent Company's pension obligations appears in the following tables:

	Funded obligations	Unfunded obligations	Total
Capital value at beginning of year	-1 098	-89	-1 187
Pension cost for the year excluding interest cost	-42	-10	-52
Interest cost	-33	-3	-36
Pensions paid	31	9	40
Effects of business combinations and settlements	-6	-	-6
Other changes	-15	-	-15
Capital value at end of year	-1 163	-93	-1 256
of which insured with FPG/PRI	-1 150	-23	-1 173

Movement in the assets of the pension foundation	2006
Fair value of assets at beginning of year	1 338
Actual return on assets	115
Net amount refunded to employer	-1
Effects of business combinations and settlements	-
Fair value of assets at end of year	1 452

A reconciliation of the reported pension liability	2006
Capital value at beginning of year	-1 256
Fair value of assets of the foundation	1 452
Unrecognized surplus value of foundation assets	-302
Reported net liability	-106

The reported pension cost for the year comprises the following:

Defined-benefit plans	2006
Current service cost	-52
Interest cost	-36
Return on separated assets	115
Settlements, etc	0
Total cost (benefit)	27
Defined-contribution plans	
Pension premiums for the year	-287
Subtotal	-260
Tax on returns from pension funds	-
Tax on pension benefits	-59
Premium for credit insurance policy	0
Total pension cost for the year	-319
Change in surplus value of assets	-26
Net pension cost for the year	-345

Composition of the foundation's assets, %	31 December 2006
Shares and equity based securities	23
Interest-bearing securities	73
Other	4
Total	100

Key actuarial assumptions (%)	2006
Discount rate	3.64

NOTE 24. OTHER PROVISIONS

Group	Provisions for guarantees	Provisions for restructuring	Personnel related provisions	Other provisions	Total
Balance at 1 January 2006	334	97	225	308	964
Provisions made during the year	177	150	196	555	1 078
Provisions used during the year	-116	-45	-132	-271	-564
Provisions reversed during the year	-13	-	-8	-22	-43
Translation differences during the year	-23	-2	-9	-19	-53
Balance at 31 December 2006	359	200	272	551	1 382
of which current	188	60	172	315	735
of which non-current	171	140	100	236	647
Parent Company					
Balance at 1 January 2006	25	0	92	26	143
Provisions made during the year	1	-	-	-	1
Provisions used during the year	-2	-	-14	-1	-17
Balance at 31 December 2006	24	0	78	25	127

Provisions for warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of all possible outcomes against their associated probabilities.

Provisions for restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Personnel related provisions

The provision includes, among other things, provisons for social costs related to share-based payments and the payroll tax on unsecured pensions.

Other provisions

Other provisions include those provisions not classified into the above categories, e.g. provisions for onerous contracts, for lease commitments relating to abandoned premises and for environmental issues.

Provisions classified as current provisions are expected to result in an outflow of resources within twelve months from the balance sheet date.

Provisions carried by newly acquired companies at acquisition date amount to some SEK 20 M, mainly related to SDS Corporation.

NOTE 25. NON-CURRENT INTEREST-BEARING LIABILITIES

Parent Company

Non-current liabilities fall due as follows:

	2006				2005			
	1–2 years	2–5 years	More than five years	Total	1–2 years	2–5 years	More than five years	Total
Loans from financial institutions	-	-	1 669	1 669	-	431	463	894
Loans from Group companies	2	-	1	3	-	38	1	39
Other liabilities	989	1 172	350	2 511	1 418	1 193	464	3 075
Total	991	1 172	2 020	4 183	1 418	1 662	928	4 008

NOTE 26. OTHER INTEREST-BEARING LIABILITIES

Group	2006	2005
Non-current liabilities		
Bond issues	4 563	5 237
Other	372	530
Total	4 935	5 767
Current liabilities		
Bond issues	1 331	1 000
Other	74	164
Total	1 405	1 164

For information on contractual terms, scheduled repayments and the exposure to interest-rate and foreign-currency risk, see the Risk Management section.

NOTE 27. OTHER NONINTEREST-BEARING LIABILITIES

Group	2006	2005
Other non-current liabilities		
Derivatives held for trading	3	9
Derivatives designated as hedging instruments	25	54
Other	70	79
Total	98	142
Other current liabilities		
Derivatives held for trading	0	14
Derivatives designated as hedging instruments	466	437
Bills payable	129	162
Other	1 371	1 087
Total	1 966	1 700

NOTE 28. ACCRUED EXPENSES AND DEFERRED INCOME

Parent Company	2006	2005
Personnel related	1 139	1 003
Other	865	772
Total	2 004	1 775

NOTE 29. CONTINGENT LIABILITIES AND PLEDGED ASSETS

Sandvik is involved in a number of disputes and legal proceedings in the ordinary course of business. In the ordinary course of business, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and safety. Management consults with legal experts on issues related to legal proceedings and with other experts internal as well as external to the Company on issues relating to the ordinary business. It is management's best estimate that neither the Parent Company, nor any individual subsidiary, is involved in any legal proceedings or arbitration that is expected to have any significant negative effect on the business, financial position or results of operations.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that the exposure to welding fumes caused neurological injury. All of these cases involve multiple defendants in addition to Sandvik Inc. To date, Sandvik Inc. has not lost any lawsuit or settled any such claims, and the only costs incurred have been the cost of defending the lawsuits, which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove that any neurological injury was caused by welding electrodes sold by Sandvik Inc. The market share of Sandvik Inc. for welding electrodes in the US is low, less than 1%, and many of the cases against Sandvik Inc. have been dismissed becaues the plaintiffs could not show that they had used Sandvik Inc.'s welding electrodes. Sandvik believes that there is no reliable scientific evidence to support the claims but – despite such absence of evidence – anticipates that Sandvik Inc. will have to continue to defend itself against this kind of claims in lawsuits.

Contingent liabilities

	Group		Parent Company	
	2006	2005	2006	2005
Bills discounted	43	45	-	-
Other surety undertakings and contingent liabilities	1 514	1 093	11 929	11 171
Total	1 557	1 138	11 929	11 171
of which for subsidiaries			11 761	11 004

The Parent Company's surety undertakings and contingent liabilites amounted to SEK 11,929 M, SEK 7,983 M of which related to the Parent Company's guarantees for Sandvik Treasury AB's financial borrowings. The remainder constituted mainly indemnity bonds for commitments of Group companies to their customers and vendors, and to financial institutions relating to local borrowings, guarantees on advances received and various types of performance bonds.

The Group's surety undertakings and contingent liabilities amounted to SEK 1,514 M mainly made up of guarantees issued by financial institutions for various types of performance bonds, chiefly relating to construction contracts entered into by Sandvik Mining and Construction.

Pledged assets

Pledged assets for own liabilities and provisions:

Group	2006	2005
Property mortgages	205	228
Chattel mortgages	41	41
Total	246	269

No assets of the Parent Company had been pledged at 2006 and 2005 year-ends.

NOTE 30. RELATED PARTIES

Related-party relationships

The Group's sales to associated companies amounted to SEK 2,146 M (1,406). The Group's purchases from associated companies amounted to SEK 810 M (589). Advances have been made to associated companies in the amount of SEK 27 M (19). Interest income on loans to associated companies amounted to SEK 1 M (1). Guarantees have been made for obligations of associated companies in the amount of SEK 33 M (36). All transactions are effected on an arm's length basis.

Sales to Group companies from the Parent Company amounted to SEK 12,882 M (11,500), or 72% (75) of total revenue. The share of exports was 81% (86). Parent Company's purchases from Group companies amounted to SEK 1,879 M (1,777), or 13% (16) of total purchases. Advances were made to associated companies in the amount of SEK 0 M (1). Interest income on loans to associated companies amounted to SEK 1 M (0).Guarantees have been made for obligations of associated companies in the amount of SEK 33 M (36). All transactions are effected on an arm's length basis.

Transactions with key management personnel

Except as indicated in note 3.5, Information on benefits to the Board of Directors and senior executives, and in the description of the Board of Directors on page 92, no transactions with related natural persons have taken place.

NOTE 31. SUPPLEMENTARY INFORMATION TO THE CASH-FLOW STATEMENTS

	2006	2005
Cash and cash equivalents – Group		
Cash and cash equivalents comprise:		
Cash and bank	1 680	1 471
Short-term investments	65	88
Total in balance sheet	1 745	1 559
Total in cash-flow statement	1 745	1 559
Cash and cash equivalents – Parent Company		
Cash and cash equivalents comprise:		
Cash and bank	19	10
Total in balance sheet	19	10
Total in cash-flow statement	19	10

A short-term investment is classified as cash equivalent if:

- the risk of changes in value is insignificant
- it is readily convertible to cash
- it has a maturity of no more than three months from the date of acquisition.

	Group		Parent Company	
	2006	2005	2006	2005
Interest and dividend paid				
Dividend received	1	1	9 287	3 863
Interest received	175	-	445	31
Interest paid	-1 069	-837	-845	-273
Total	-893	-836	8 887	3 621
Adjustments for items not requiring the use of cash:				
Amortization, depreciation and impairment losses	2 976	2 713	576	551
Changes in fair value of financial instruments	-	-	-45	86
Unappropriated results of associated companies	-70	-72	-	-
Gains and losses on disposal of property, plant and equipment	-185	-67	40	19
Provision for pensions	-272	-68	3	5
Other	236	56	-335	350
Total	2 685	2 562	239	1 011

	2006	2005
Acquisitions of subsidiaries and other business operations – Group		
Net assets acquired:		
Non-current assets	1 017	-
Inventories	399	-
Operating receivables	306	-
Cash and cash equivalents	18	-
Total assets	1 740	-
Provisions	-21	-
Operating liabilities	-350	-
Other liabilities	-118	-
Total provisions and liabilities	-489	-
Purchase consideration	-1 251	-
Acquisition of minority interests in subsidiaries		
Purchase consideration	-28	-285
Less cash and cash equivalents acquired	18	-
Effect on cash and cash equivalents	-1 261	-285

	2006	2005
Divestment of subsidiaries and other business operations – Group		
Net assets divested:		
Non-current assets	-25	-
Inventories	-13	-
Operating receivables	-11	-
Cash and cash equivalents	-	115
Total assets	-49	115
Provisions	-	48
Operating liabilities	9	-
Other liabilities	1	3
Total provisions and liabilities	10	51
Consideration received	70	146
Less cash and cash equivalents in divested operations	-	-115
Effect on cash and cash equivalents	70	31

NOTE 32. BUSINESS ACQUISITIONS

The business combinations effected during 2006, and subsequently during 2007 before the date the financial reports were approved by the Board of Directors, are presented in the following table, which also presents the annual revenue of the acquired companies and the number of employees as at the acquisition dates. There were no acquisitions during 2005.

Annual revenue and number of employees

Business Area	Company	Acquisition date	Annual revenue	No. of employees
Sandvik Mining and Construction	SDS Corporation, Australia	1 June 2006	650	500
Sandvik Mining and Construction	UDR Group, Australia	8 June 2006	275	100
Sandvik Mining and Construction	Hagby-Asahi, Sweden/Japan	1 July 2006	160	100
Sandvik Mining and Construction	Implementos Mineros, Chile	27 September 2006	90	90
Sandvik Materials Technology	Metso Powdermet, Sweden	29 December 2006	90	13
Sandvik Tooling	Rexam EMD, US	29 December 2006	50	-
Sandvik Mining and Construction	Shark Abrasion Systems, Australia	17 January 2007	70	10

In all these business combinations, Sandvik acquired 100% of the shares. No equity instruments have been issued in connection with the acquisitions.

The Australian SDS Corporation Group manufactures and markets machinery and auxiliary equipment in the area of mineral exploration. The Group has subsidiaries in several countries.

UDR group is a supplier of surface drill rigs for mineral exploration and operates in Australia and Chile. The acquisition in Australia was an asset deal while in Chile a legal entity was acquired.

Hagby-Asahi is also engaged in the mineral exploration area. The company supplies diamond tools and diamond drills. It is headquartered in Nora, Sweden. Hagby-Asahi has subsidiaries in Finland, the US and Canada.

Implementos Mineros in Chile manufactures and markets consumables for rotary drilling and RC drilling within mineral exploration.

Metso Powdermet specializes in powder-metallurgical components manufactured through so-called hot isostatic pressing (HIP technology). The company develops and delivers customized components in high-alloyed steels as well as nickel- and cobalt-based alloys. The company is located in Surahammar, Sweden.

Rexam EMD is a manufacturing unit in Chicago, the US, that was part of Rexam, a global group of companies in the consumer packaging industry. The acquired company manufactures cemented-carbide tools for can manufacture. No staff came with this acquisition.

Shark Abrasion Systems develops and manufactures wear parts for underground loader buckets. Sandvik earlier distributed these products under an exclusive distribution agreement.

An agreement have been reached for the acquisition of Diamond Innovations in the US. The company works with super-hard materials such as synthetic diamond and cubic boron nitride, materials that are used, for example, in cutting tools. Its headquarters and the major manufacturing unit is located in Worthington, Ohio in the US. There are also units in Florida in the US, in Ireland and in Hong Kong. It reports revenue of about SEK 1,000 M and has about 600 employees. Diamond Innovations will be consolidated within Sandvik Tooling.

Goodwill has been recognized as a result of synergy effects, for example in the form of improved production processes, integration of production capacity and synergies in the distribution chain arising from added products.

Pre-acquisition carrying amounts determined under IFRS and fair value adjustments of assets and liabilities of the companies acquired during 2006 are presented by business area in the following tables.

Sandvik Tooling

The purchase price allocation for the Rexam EMD business combination is provisional and fair values have not yet been possible to determine. Goodwill is estimated at some SEK 41 M.

Sandvik Mining and Construction

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Intangible assets	3	195	198
Property, plant and equipment	166	26	192
Financial investments	24	6	30
Inventories	388	-17	371
Current receivables	277	-11	266
Cash and cash equivalents	18	-	18
Interest-bearing liabilities	-116	-	-116
Noninterest-bearing liabilities	-308	-32	-340
Net identifiable assets and liabilities	452	167	619
Goodwill			449
Consideration paid			1 068
of which directly attributable costs			14

Sandvik Materials Technology

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Intangible assets		20	20
Inventories	20	-	20
Current receivables	36	-	36
Cash and cash equivalents	0	-	0
Interest-bearing liabilities	-2	-	-2
Noninterest-bearing liabilties	-26	-5	-31
Net identifiable assets and liabilities	28	15	43
Goodwill			77
Estimated consideration			120

The purchase price allocation for Metso Powdermet is provisional since all information required for making the fair value adjustments is not yet available.

Contributions from companies acquired during 2006 by business area

	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology
Contributions as from acquisition date:			
Revenue	-	767	-
Net profit	-	35	-
Contributions as though the acquisition date had been at 1 January 2006:			
Revenue	50	1 342	90
Net profit	3	65	14

Acquisition of minority interests in subsidiary

In April 2006, Sandvik acquired additionally 25% of the German company TDM Systems GmbH. Sandvik's ownership share then rose from 50% to 75%.

NOTE 33. PARENT COMPANY PARTICULARS

Sandvik Aktiebolag, corporate registration number 556000-3468, is a registered Swedish limited liability company domiciled in Sandviken. The headquarters address is Sandvik AB, SE-811 81 Sandviken, Sweden.

Sandvik's shares are quoted on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

The 2006 consolidated financial statements comprise the Parent Company and all its subsidiaries, together the Group. The Group also includes the owned share of investments in associated companies.

The Board's statement on its dividend proposal

The nature and extent of the Company's operations appear from the articles of association and issued annual reports. Such nature and extent do not entail risks over and above those inherent in, or reasonably to be expected in, the industry or otherwise inherent in business operations. The Company's sensitivity to economic fluctuations is not different from that of other companies in the industry. For information on significant events we refer to the Report of the Directors.

The Company's financial position at 31 December 2006 appears from this annual report which shows a net debt/equity ratio of 0.6 (0.7). Such ratio is no different from what is frequently displayed in the industry. The proposed dividend as well as the proposed reduction of the share capital for repayment to shareholders do not infringe on investments deemed to be required. In addition, the Company's liquidity reserve at the end of the year in the form of unutilized credit facilities is about SEK 9 billion, which means that the Company should reasonably be able to meet unexpected events and temporary fluctuations in cash flows of reasonable proportions. The Company's financial position supports the assessment that the Company will be able to continue in business and meet its obligations in both the short and long term.

In view of the above and based on what the Board is otherwise aware of, the proposed dividend as well as the proposed reduction of the share capital for repayment to shareholders in the Board's opinion is justified considering the requirements which the nature, extent and risks associated with the operations put on the size of the equity of the Company, and also taking into consideration the Company's need to strengthen its balance sheet, liquidity and financial position in general.

Sandviken, 31 January 2007

Sandvik Aktiebolag; (publ)

Board of Directors

Proposed appropriation of profits

The Board of Directors and the President propose that

the profits brought forward from the previous year	1 637 239 810
and the profit for the year	9 622 938 795
SEK	11 260 178 605
be appropriated as follows:	
a dividend of SEK 3.25 per share	3 855 433 319
profits carried forward	7 404 745 286
SEK	11 260 178 605

The Board of Directors further proposes that the Annual Meeting of Shareholders resolve to implement a mandatory redemption of shares. In this way, an additonal amount of some SEK 3.6 billion will be distributed to the shareholders.

The income statements and balance sheets of the Group and the Parent Company are subject to the adoption by the Annual Meeting of Shareholders on 26 April 2007.

We hereby certify, to the best of our knowledge, that the financial reporting is prepared in accordance with generally accepted accounting principles for a publicly listed company in Sweden. The information presented is consistent with the actual conditions and nothing of a significant nature has been omitted that would be required for a fair presentation of the Company in the annual report.

Sandviken, 31 January 2007

Clas Åke Hedström
Chairman

Georg Ehrnrooth — Sigrun Hjelmquist — Tomas Kärnström

Göran Lindstedt — Fredrik Lundberg — Hanne de Mora

Egil Myklebust — Anders Nyrén — Lars Pettersson, President

Audit report

TO THE ANNUAL MEETING OF THE SHAREHOLDERS OF SANDVIK AB (PUBL)
CORPORATE IDENTITY NUMBER 556000-3468

We have audited the annual accounts presented on pages 6–76, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik AB (publ) for the year 2006. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 5 March 2007

KPMG Bohlins AB

Caj Nackstad
Authorized Public Accountant

Sustainability report

CONTENT AND BOUNDARY OF THE REPORT

This sustainability report refers to the financial year 2006. Unless otherwise stated, the same accounting principles are applied in the sustainability report as in the annual report, and the report covers the entire operations of the Group, but excludes associated companies and joint ventures. Specific methods of measurement and assumptions are presented in connection with the respective indicators in the report. Unless otherwise indicated, Seco Tools and companies acquired during 2006 are not included in the report.

The most significant sustainability issues, as seen from the viewpoint of the Group and key stakeholders, are dealt with in this report. The assessment of which issues are important is based partly on the Group's mission, values and objectives as described in the common platform The Power of Sandvik, and partly on discussions with some of the key stakeholders. A more comprehensive sustainability report and additional information on Sandvik's sustainability work is presented on the Group's website, www.sandvik.com.

Since this is the first sustainability report presented by Sandvik, a verification of its contents by a third party was not considered. However, such a verification is planned for the next year's sustainability report.

GRI area	GRI indicator	Page
Strategy and Analysis	1.1–1.2	cover inside, 2–3
Organizational Profile	2.1–2.9	cover inside
Report Parameters	3.1–3.13	38–50
Governance, Commitments and Engagement	4.1–4.10	84–91
Environmental Performance	EN1–2	79
	EN3–4, 8	80
	EN16, 22	80
Social Performance	LA1	53
	LA2	82
	LA7, 8	82
	LA10, 12, 13	83
	HR3	83

APPLICATION OF GRI

This report is based on the third generation of guidelines (G3) issued by the internationally recognized organization Global Reporting Initiative (GRI). The table below shows where in this report those indicators stated by GRI, that Sandvik has chosen to account for, are presented. It is Sandvik's intention that the report shall be equivalent to the GRI level B, meaning that many but not all indicators are presented. A more complete GRI index and comments to some of the indicators are available on Sandvik's website. Additional information on GRI is available on the organization's website, www.globalreporting.org.

ECONOMIC RESPONSIBILITY

Policy, objectives and outcome

Sandvik has no specific policy concerning the Group's impacts on the economic conditions of its stakeholders in a wide sense. There is, however, a finance policy setting out the boundaries for the Group's financial risk-taking.

Sandvik's economic development is evident from the report of the directors and the financial reports included in the annual report, which also presents the Group's financial goals and how those goals have been fulfilled.

In many cases, more detailed information on cash flows to various stakeholders is presented in the notes to the income statement and the balance sheet. For example, information on salaries, other benefits and pensions to executives as well as other personnel groups is presented in note 3.

Risks and opportunities related to climate change

Sandvik's operations affect the climate in different ways. Two of the Group's units are embraced by the system for trading with carbon dioxide emission allowances implemented by the EU. Sandvik was allocated some 181,000 emission allowances for years 2005 through 2007 well covering Sandvik's needs. Sandvik did not receive any other substantial government grants during the year (see also note 13). During the year, 7,000 allowances were sold to the value of SEK 1.6 M. The trading in emission allowances affects Sandvik indirectly through the substantially increased electricity price, also for electricity not affected by emission allowances.

One of Sandvik's environmental objectives is to reduce the emission of, among other items, carbon dioxide coming from Sandvik's manufacturing processes as well as from the use of the Group's products. Several of Sandvik's products contribute to reduce its customers' energy consumption, thereby also reducing the emission of carbon dioxide. Thus, Sandvik is well positioned to meet future risks and to make the most of opportunities presented by the climate change.

ENVIRONMENTAL RESPONSIBILITY

Policy and objectives

Environmental issues have for a long time been prioritized by Sandvik. Most environmental work takes place at the local plant level and in close cooperation with local authorities. The Group's Code of Conduct includes a policy for environmental matters attaching importance to management by objectives and to preventive measures in order to achieve continual improvements. The environmental policy is presented on Sandvik's website.

At Group level, a number of objectives and targets have been established based on the most important environmental aspects of operations, such as consumption of energy, raw materials, fresh water and hazardous chemicals as well as the manufacturing of products and the related generation of waste. These objectives and targets were established by Group Executive Management in May 2006 and are presented below.

The following section of the report presents outcome compared to the Group's objectives and targets as measured by relevant indicators and key figures. In many cases, more detailed objectives and targets have been defined for the respective business area.

The Group's environmental objectives:

- More efficient use of energy and raw materials.
- Reduced emissions to air and water.
- Increased materials recovery, both internally within Sandvik and externally by recovery of the Group's products.
- Reduced environmental impact from the use of hazardous chemicals.

The Group's environmental targets:

- Reduce electricity consumption in relation to sales volume by 10% before year-end 2010 (base year: 2004).
- Replace all chlorinated organic solvents with other solvents or techniques before year-end 2010. Complete the phasing out of trichloroethylene (TCE) items before year-end 2008.
- Reduce carbon-dioxide emissions from internal use of fossil fuels by 10% in relation to sales volume before year-end 2010 (base year: 2004).

OUTCOME

Raw materials

Raw material consumption varies between the business areas. At Sandvik Tooling as well as Sandvik Materials Technology, production is mainly based on metallic raw materials while at Sandvik Mining and Construction it is mainly based on purchased components. Consumption of metallic raw materials is presented in the table below.

Sandvik Materials Technology's plants in Sandviken and Hallstahammar, Sweden, are the major users of raw materials in the Group. The raw materials most important to Sandvik Materials Technology are iron, nickel, chromium, manganese and molybdenum, either in alloys or as part of scrap metal. Almost 80% of those materials come from recycled scrap. The raw materials most important to Sandvik Tooling are various tungsten compounds and cobalt but also more rare elements such as tantalum are used.

Even though recovery is high today, Sandvik all the time endeavors to increase the share of recovered raw materials, partly to secure a sustainable utilization of raw materials, partly to reduce the environmental impacts. This is accomplished by repurchases of used products and the

Raw materials consumption

Indicator	2006	2005	GRI indicator
Consumption of metallic raw materials (tons)	389 000	356 000	EN1
• of which recovered (%)	77	79	EN2

recycling of waste from the Group's own manufacturing plants. During the year, Sandvik Tooling opened a newly built recovery plant for cemented carbide in Chiplun, India. The factory will substantially contribute to Sandvik's future supply of tungsten and cobalt.

Hazardous chemicals are used only to a limited and well supervised extent and are afterwards taken care of in accordance with environmentally safe methods. Trichloroethylene is still being used as a degreasing agent by some manufacturing units. During 2006, the use of trichloroethylene ceased at Sandvik Materials Technology's tube manufacturing unit in France.

The progress of energy consumption

Indicators	2006	2005	GRI indicator
Consumption of energy (TJ)	7 400	6 800	
• of which fossil fuels (TJ). Direct energy	2 300	2 100	EN3
• of which electricity (TJ). Indirect energy*	5 100	4 700	EN4

* Energy consumption does not include the energy consumed by electricity producers to generate the electricity.

The progress of fresh water consumption

Indicators	2006	2005	GRI indicator
Consumption of water (m^3)	3 600 000	3 800 000	EN8
• of which purchased (m^3)	3 200 000	3 300 000	EN8
• of which from own wells (m^3)	300 000	400 000	EN8
• of which collected rain water (m^3)	100 000	100 000	EN8

The progress of carbon dioxide emission and waste generated

Indicators	2006	2005	GRI indicator
Emission of carbon dioxide (tons CO_2)*	479 000	434 000	EN16
• of which from combustion of fossil fuels (tons CO_2). Direct	193 000	180 000	EN16
• of which from use of electricity (tons CO_2). Indirect**	286 000	254 000	EN16
Waste (tons)***	150 000	140 000	EN22
• of which hazardous waste (tons)	35 000	24 000	EN22
• of which waste to landfill (tons)	95 000	90 000	EN22

* Excluding emissions from transportation.

** The emission has been calculated by use of factors (International Energy Agency Dataservice) which take into account which type of primary energy that was used when producing the electricity. Emission from the generation of the electricity is thus included.

*** Excluding metal waste which has been internally or externally recycled.

Energy

The progress of Sandvik's energy consumption is presented in the table to the left and the following diagram:

ELECTRICITY CONSUMPTION



105
103
96
86
100
100
94
92
99
00
01
02
03
04
05
06

Change in electricity consumption in relation to volume 1999–2006. The diagram shows index compared with 2004. Volume is defined as invoiced sales adjusted for currency and price effects.

As shown in the diagram, electricity consumption declines in relation to volume. Consumption during 2006 was 8% lower than during 2004.

Sandvik Materials Technology's plant in Sandviken accounts for about half of Sandvik's electricity consumption. In order to meet future requirements for more efficient energy utilization, for both environmental and cost reasons, an energy management system has been implemented at the plant. The management system was certified during 2006. This management system also ensures that the plant complies with the requirements of the Swedish program to improve energy efficiency.

As part of the system some 3,000 employees attended three hours' training in energy knowledge and energy efficiency.

Energy mapping has been carried out at Sandvik Materials Technology's plants in Hallstahammar in order to investigate and identify possible improvements in energy efficiency.

Water

The progress of fresh water consumption at Sandvik is presented in the table to the left.

More than half of the consumption takes place in Sweden where water supply is good. In India, being one of the areas in the world where Sandvik operates where water is in shortest supply, about 12% of the water required comes from the collection of rain water. At many units, measures have been taken to re-circulate and re-use process water to the greatest possible extent.

Emission, waste and land contamination

The progress of carbon-dioxide emission and waste generated in manufacturing processes are presented in the table on the previous page and in the following diagram.

EMISSION OF CARBON DIOXIDE



96
85
91
103
117
100
99
98
99
00
01
02
03
04
05
06

Change in carbon dioxide generated from the combustion of fossil fuels in relation to volume 1999–2006. The diagram shows index compared with 2004. Volume is defined as invoiced sales adjusted for currency and price effects.

As shown in the diagram, Sandvik's emission of carbon dioxide in relation to volume has increased slightly since 1999. As a result, Group Executive Management has established the target to reduce emission by 10% from 2004 till 2010.

At Sandvik Materials Technology's plants in Sandviken, there are some old landfills containing hazardous waste. Closure activities work started during 2006. In order to restrict the use of natural soil (such as moraine), a residue (slag) from the manufacturing process is partly used in this work.

Investigation and remediation of contaminated land is going on at certain units where remains of trichloroethylene used for degreasing have been discovered. This is the case for example at Sandvik Materials Technology's plants in Scranton and Bethel in the US, Arnprior in Canada, and Hallstahammar in Sweden as well as at Sandvik Tooling's plants at Fair Lawn, Crystal Lake and Rhinelander in the US.

SOCIAL RESPONSIBILITY

Policy and objectives

Sandvik's social responsibility comprises working conditions and terms of employment for the employees as well as fundamental respect for human rights and a constructive commitment to the community. The Group's policy for social responsibility forms part of the Code of Conduct which is presented on the Company's website, www.sandvik.com.

Based on the policy and identified risks, Sandvik has formulated a number of objectives and targets, in particular related to working and employment conditions at the Group's sites. Those objectives and targets are presented below. In the next section, outcome in relation to the Group's objectives and targets measured by relevant indicators and key figures is presented. The Group's global and local policies and processes as well as local legislation support the work to create opportunities for working and employment conditions that are compatible with Sandvik's Code of Conduct.

The Group's social objectives:

- Zero accidents.
- Reduced absence due to illness.
- Increased equality of opportunity at work.

The Group's social targets:

- Reduce the number of lost days injuries, lost days injury frequency rate and the number of lost working days due to lost days injuries by 50% before year-end 2008 (base year: 2005).
- Reduce the number of lost working days due to illness by 50% before year-end 2010 (base year: 2005).
- All major production, service and distribution units shall be certified in accordance with OHSAS 18001 (or an equivalent standard) before year-end 2007.
- Increase the number of female employees to 25% before year-end 2010.
- All employees shall have annual formal review discussions.

Outcome

Employment

The number of employees in the Sandvik Group and their allocation by geographical areas is shown in note 3. During the year, 2,575 employees left the Group. The staff turnover rate was thus 7.0% (LA2). The proportion of internally filled appointments was 18.4%. The number of employees in the units covered by the sustainability report was 37,045 at 2006 year-end.

Health and safety

During 2006, two Sandvik employees met with fatal accidents at work. They were both killed in a car accident when travelling to meet a customer. There were no fatal accidents during 2005.

The number of lost days injuries, lost days injury frequency rate, lost days due to lost days injuries and working days lost due to both injuries and illness, whether caused by work or unrelated to work are presented in the table below.

The number of lost days injuries and the lost days injury frequency rate are both relatively high compared with other companies in the industry. The major challenge until year-end 2008 is to reduce both by 50%.

In certain countries, community and working life is marked by the incidence of serious contagious diseases. HIV/AIDS is, for example, a considerable problem in – above all – southern Africa. Sandvik has implemented programs educating and counselling employees and their families, in some cases also other inhabitants near to Sandvik works, about HIV/AIDS. Within the framework of the program, opportunity for testing is offered. Also offered are condoms and antiretrovirial medicines. In southern Africa, Sandvik has comprehensive operations, in South Africa, Zambia and Zimbabwe. A summary of the HIV/AIDS programs in these countries is presented in the table below.

The programs in place at Sandvik's operations in Tanzania and Ghana are less comprehensive but are being developed.

Training

Continuous competence development of employees is a prerequisite for the development of Sandvik's operations. The number of training hours is followed-up and common processes for competence development are in place. Both managers and other employees are responsible for the accomplishment of structured and regular competence development. Plans for competence development shall be prepared forming an important part of the formal review discussions that every employee shall have with his or her manager every year.

The number of training hours by employee and for different categories is shown in the table to the right.

Health and safety

Indicators and key figures	2006	2005	GRI indicator
Number of lost days injuries*	980	1 030	LA7
Lost days injury frequency rate**	13.2	16.1	LA7
Lost days due to lost days injuries	14 897	12 715	LA7
Working days lost by employee due to lost days injuries	0.40	0.40	LA7
Total sick-leave (whether work related or not), %	2.5	4.0	LA7

* Work-related injury (own employees) resulting in minimum one day's absence from work.

** Lost days injury frequency rate is defined as the number of lost days injuries by million work hours.
Assumption: Employees are assumed to work 2,000 hours a year.

HIV/AIDS Assistance program (GRI indicator LA8)

	Education		Counselling		Prevention/ Risk controls		Treatment	
Recipients	Yes	No	Yes	No	Yes	No	Yes	No
Employees	3	0	3	0	3	0	3	0
Families of employees	3	0	2	1	2	1	2	1
Other inhabitants	2	1	0	3	1	2	0	3

The number denotes the number of countries in which Sandvik offers programs for the respective categories.

Formal review discussions

During 2006, formal review discussions were held with 52% of Sandvik's employees compared with 56% during 2005 (LA12).

Diversity and equal opportunity

About 70% of Sandvik's employees around the world work at local units outside Sweden. The employees at subsidiaries in more than 60 countries have various nationalities and speak a number of languages. The diversity in the Group is great and this is also a prerequisite for Sandvik to be able to secure the availability of the right competence at the right time for the needs that exist within the Company. This diversity is secured by the offering of equal rights and equal opportunities to all and everyone irrespective of age, race, color, national origin, religion, sex or disability. Today, the proportion of female employees is merely 17% and even less in management positions as shown in the table below. Therefore, Group Executive Management has established the target to increase the proportion of female employees to 25% before year-end 2010.

Average number of employees by geographical area by gender is presented in note 3 in the annual report. Other relevant key figures relating to the proportion of men and women are presented in the table below.

RISKS RELATED TO HUMAN RIGHTS AND CORRUPTION

Sandvik does not tolerate either the use of child labor or forced labor, nor the offering or accepting of bribes or any other form of corruption. All Sandvik employees shall have the right to free association. Sandvik has a training program on the Group Core values. This program includes training in the Group's human rights and corruption policies. At the end of 2006, more than 81% of the employees had participated in this training (HR3). No serious incidents relating to corruption or violation of human rights were reported during 2006.

Moreover, the Group regularly carries out risk assessment in all countries in which the Group operates and these assessments also cover risks relating to human rights and corruption. A survey is made every year to ascertain how this assessment was carried out. Through these assessments, Sandvik has gained good knowledge of where in the world the risks for corruption and violations of human rights are highest. Therefore, Sandvik is in a position to better consider these risks when investing in such countries.

Number of training hours by employee

Category	2006	2005	GRI indicator
Manager/supervisor positons	32.9	34.5	LA10
Staff positions (excl. managers/supervisors)	27.2	21.3	LA10
Worker positions	18.0	19.9	LA10

Women (%)

Category	2006	2005	GRI indicator
All employees	17.0	17.0	LA 13
Board members	6.0	6.0	LA 13
Manager/supervisor positions	11.9	10.5	LA 13
Staff positions (excl. managers/supervisors)	28.7	30.4	LA 13
Worker positions	10.8	10.8	LA 13

Corporate governance report Sandvik 2006

Effective and transparent corporate governance enhances the confidence of Sandvik's stakeholders and also heightens focus on business value and shareholders' value.

GENERAL

Sandvik AB is a public company listed on the Stockholm Stock Exchange (Large Cap Stockholm) with slightly more than 70,000 shareholders. Sandvik AB is domiciled in Sandviken, Sweden, and is the parent company of the Sandvik Group with subsidiaries in some 60 countries. Its operations are global with representation in 130 countries, and the Group has some 42,000 employees. Sandvik shall be the customers' obvious first choice and create the best added value to its stakeholders – in particular customers, shareholders and employees. At the same time, Sandvik shall be a good corporate citizen taking on long-term responsibility. The purpose of corporate governance is to specify the roles and responsibilities between owners, the Board and the executive management. Corporate governance comprises the Group's control and management system. The Corporate Governance Report is not part of the statutory annual report and it has not been examined by Sandvik's external auditors.

Corporate governance within Sandvik is based on applicable legislation, the rules and regulations of the Stockholm Stock Exchange, the Swedish Code of Corporate Governance and internal guidelines. For additional information on the Swedish Code of Corporate Governance and information on the Annual Meeting of Shareholders, refer to the website of The Swedish Corporate Governance Board, www.bolagsstyrning.se.

OWNERSHIP STRUCTURE

Information on shareholders and shareholdings is presented on page 4 (the section on the Sandvik share).

ARTICLES OF ASSOCIATION

According to Sandvik's Articles of Association, the Company's name is Sandvik Aktiebolag. Its share capital amounts to SEK 1,423,544,610 represented by 1,186,287,175 shares. Each share carries one vote at meetings of shareholders. The Board of Directors, to the extent elected at the Annual Meeting, shall comprise minimum five and maximum eight directors with maximum five deputies. Minimum two, maximum three auditors and the same number of deputies shall be appointed. The Annual Meeting may also appoint one auditor only, without deputy, if a registered audit firm is appointed. The Company's financial year is the calendar year. The Annual Meeting shall be convened in Sandviken or Stockholm.

The Articles of Association are available on the Company's website, www.sandvik.com.



CORPORATE GOVERNANCE
External audit
SHAREHOLDERS
Annual Meeting of Shareholders
Nomination Committee
Audit Committee
BOARD OF DIRECTORS
Remuneration Committee
Group Assurance
PRESIDENT AND GROUP EXECUTIVE MANAGEMENT
Group functions
GROUP COUNCILS
• Environment, Health and Safety
• R&D
• Purchasing
• IT
• Finance
• HR
BUSINESS AREAS
Sandvik Tooling
Sandvik Mining and Construction
Sandvik Materials Technology

SHAREHOLDERS' MEETINGS

Under the Companies Act, the meeting of shareholders is the highest decision making forum, where the shareholders exercise their voting rights. At the Annual Meeting of Shareholders, decisions are made relating to the annual report, dividends, election of board members and appointment of auditors, remuneration of board members and auditors, and other matters set out in the Companies Act and the Articles of Association. Additional information on the Annual Meeting of Shareholders and complete minutes are published on the Company's website, www.sandvik.se.

Annual Meeting of Shareholders 2006

Shareholders representing 43.9% of the votes and capital attended the Annual Meeting held on 2 May 2006. Sven Unger, attorney at law, was elected to chair the meeting The meeting resolved to declare a dividend of SEK 13.50 per share for the year 2005. Lars Pettersson, President and CEO, in his presentation commented on the operations during the financial year 2005 and developments during the first quarter of 2006. He further gave an account of the Group's business concept and its expected future strategic development. Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Anders Nyrén, and Lars Pettersson were all re-elected ordinary members of the Board. Fredrik Lundberg and Hanne de Mora were elected new members of the Board. Clas Åke Hedström was elected Chairman of the Board. The personnel organizations had appointed Tomas Kärnström and Göran Lindstedt as ordinary members of the Board with Mette Ramberg and Bo Westin as deputies. At the board meeting following the election, Anders Nyrén was appointed Vice Chairman.

NOMINATION COMMITTEE

A Nomination Committee has been established in accordance with the decision reached at the Annual Meeting of Shareholders. The four largest shareholders known to the Company each appoint one member and together with the Chairman of the Board they make up the Nomination Committee. The committee shall submit a proposal for the election of the chairman at the Annual Meeting. It shall further propose how many board members shall be elected, propose fees to the Board and the auditors, submit a proposal for the election of the Board and its chairman and propose how a nomination committee shall be formed to act at the next annual meeting and what its assignment shall be.

The composition of the Nomination Committee shall be published as soon as the committe is formed, however not later than six months before the annual meeting.

The committee making the proposals to the Annual Meeting 2006 held four minuted meetings. The committee had the following composition: Carl-Olof By, Chairman (Industrivärden), Curt Källströmer (Handelsbanken Pension Foundations), Sarah McPhee (AMF Pension and AMF Funds), Marianne Nilsson (Robur), and Clas Åke Hedström (Sandvik's chairman). Two board members had declared that they no longer stood for election. The committee was informed by Sandvik's Chairman about the Board's own evaluation. The committee concluded that the current composition of the Board, i.e eight members, is what best suits Sandvik. The committee laid down the competence profiles for the two new members and systematically searched for suitable candidates aided by external experts. The committee decided to propose the election of Fredrik Lundberg and Hanne de Mora as new members of the Board and that Georg Ehrnrooth, Clas Åke Hedström (Chairman), Sigrun Hjelmquist, Egil Myklebust, Anders Nyrén and Lars Pettersson be reelected.

Nomination Committee formed for the 2007 Annual Meeting of Shareholders

The members of the Nomination Committee formed to make its proposals to the Annual Meeting of Shareholders on 26 April 2007 are Carl-Olof By, Chairman (Industrivärden), Curt Källströmer (Handelsbanken Pension Foundations), Staffan Grefbäck (Alecta Pension Insurance), Marianne Nilsson (Swedbank Robur), and Clas Åke Hedström (Sandvik's chairman).

THE BOARD OF DIRECTORS

The Board of Directors is responsible for the company's organization and the management of the company's business. The Board shall continuously monitor the Company's and the Group's financial position. The Board shall see to it that the Company's organization is designed in a way that ensures that the accounts, the management of assets, and the Company's financial condition are satisfactorily controlled. The President is responsible for the daily operations pursuant to guidelines and instructions issued by the Board. The distribution of responsibilities between the Board and the President is laid down in written instructions.

The principal tasks of the Board are to:

- establish the overall objectives for the Company's (etc) operations and the strategy for reaching those objectives
- ensure that the Company's executive management functions efficiently and is suitably remunerated
- ensure that the Company's external financial reporting openly and objectively gives a fair view of the Company's performance, profitability and financial position as well of risk exposures
- ensure that there are effective systems for monitoring and control of the Company's operations and financial position compared to the established objectives
- monitor and evaluate the Company's development and advise and support the President in taking necessary measures
- ensure that there is adequate control of compliance with laws and regulations governing the Company's operations
- ensure that necessary ethical guidelines are established for the Company's behavior.
- decide on acquisitions, divestments and investments
- propose dividends to the Annual Meeting of Shareholders.

Composition of the Board of Directors

Sandvik AB's Board of Directors, to the extent elected at the Annual Meeting, has eight members. The union organizations under Swedish law are entitled to representation on the Board and they have appointed two additional ordinary members and two deputies.

In accordance with the proposal of the Nomination Committee, Georg Ehrnrooth, Clas Åke Hedström (Chairman), Sigrun Hjelmquist, Egil Myklebust, Anders Nyrén and Lars Pettersson were re-elected at the Annual Meeting in 2006 while Fredrik Lundberg and Hanne de Mora were elected new members of the Board. Clas Åke Hedström, who was elected chairman of the Board has earlier been President and CEO in the company (1994–2002). President and CEO Lars Pettersson is employed by the company. Clas Åke Hedström and Lars Pettersson, accordingly, are not independent in relation to the Company as defined in the Code. Anders Nyrén is the president of Industrivärden. Fredrik Lundberg is a member of the board of Industrivärden. Industrivärden owns shares representing slightly more than 10% of the voting rights in Sandvik. Anders Nyrén and Fredrik Lundberg are thus not independent in relation to major shareholders as defined in the Code. The remaining four members elected at the Annual Meeting are all independent in relation to Sandvik and major shareholders. The composition of the Board is, therefore, meeting the requirements laid down in the Code that minimum two of those members that are independent in relation to the Company and its management shall also be independent in relation to major shareholders, and that the members that are independent in relation to the Company and major shareholders have the required experience to serve public listed companies.

Sandvik's in-house general counsel Bo Severin serves as secretary of the Board, the Nomination Committee as well as the Remuneration and Audit Committees.

Attendance at Board and Committee meetings 2006

Member	Board	Audit Committee	Remuneration Committee
No. of meetings	7	5	2
Georg Ehrnrooth**	7	2	2
Clas Åke Hedström	5		2
Sigrun Hjelmquist	7	5	
Fredrik Lundberg*	5	3	
Hanne de Mora*	5		
Egil Myklebust	7		2
Anders Nyrén	7	5	
Lars Pettersson	7		
Tomas Kärrström*	5		
Göran Lindstedt	6		
Mette Ramberg*	4		
Bo Westin	6		

* Became members of the Board of Directors as from 2 May 2006.

** Was a member of the Audit Committee until 1 May 2006 and became a member of the Remuneration Committee as from 2 May 2006.

For additional information on the members of the Board, see page 92.

Work procedures

The Board's work procedures and instructions regarding the distribution of work between the Board and the President, and regarding the financial reports to be presented to the Board, are updated and approved once every year. The update is based, among other things, on the Board's evaluation of the individual and collective work that the Board performs.

In addition to financial reporting and the monitoring and follow-up of ongoing operations and profit trend, the Board at its meetings deals with the objectives and strategies for the operations, acquisitions and significant investments, and matters relating to the financial structure. Senior management regularly reports business plans and strategic issues to the Board. Remuneration and audit matters are prepared by the respective committees.

Board proceedings during 2006

During the year, the Board met on seven occasions. The Board has dealt with strategic issues related to the operations of the business areas. The Board visited China and Sandvik's operations there were presented to the Board. The goals for the business areas and their business strategy in China were reviewed. The Board has dealt with matters related to personnel, e.g. planning for replacements and remuneration terms. Decisions have been taken on investments, acquisitions and divestments. Other areas dealt with include the Group's work on risk management and the strategy for capital structure and borrowings.

Remuneration to the Board members

As decided at the Annual Meeting of Shareholders, the fee to each of the external members elected at the meeting is SEK 400,000. The Chairman's fee is SEK 1,200,000. In addition, each of the members of the Audit Committee and the Remuneration Committee receives a fee of SEK 100,000 and 50,000, respectively, in total SEK 450,000. For additional information on remuneration to the Board members, see pages 53–54.

Evaluation of the Board members

To ensure that the Board of Directors meets with required standards, a systematic and structured process has been developed to evaluate the work that the Board and its members perform. The evaluation covers the Board's work and the need for experience and competence, and the Board discusses the evaluations in plenum. The results are also presented by the Chairman of the Board at a meeting with the Nomination Committee.

Evaluation of the President

The Board of Directors regularly, i.e. at least once a year, evaluates the work and competence of the President and Group Executive Management. The members of management are then not in attendance.

COMMITTEES

The tasks of the committees and their work procedures are set out in written instructions issued by the Board. The committees shall prepare the areas dealt with and report to the full Board for resolution.

Remuneration Committee

According to the Board's work procedures, remuneration to the President and other members of senior executive management shall be prepared by the Remuneration Committee. The members of the Remuneration Committee during 2006 were the Board's Chairman Clas Åke Hedström (Chairman of the Commitee), Georg Ehrnrooth and Egil Myklebust.

The committee's proposals to the Board cover the principles for remuneration, the distribution between fixed and variable salary, pension terms, principles for termination benefits, and other benefits to the senior executive management.

The remuneration to the President and CEO is decided by the Board based on the proposal by the Remuneration Committee. Remunerations to the other senior executives are decided by the President after consultation with the Remuneration Committee. For additional information, see pages 53–55.

The Remuneration Committee during 2006 met twice.

Audit Committee

The members of the Audit Committee are Anders Nyrén, chairman, Sigrun Hjelmquist and Fredrik Lundberg. The Audit Committee met five times during the year. The external auditors and representatives of management attended these meetings. The President did not attend any meeting. Areas dealt with by the committee mainly covered the planning, scope and follow-up of the external as well as the internal audit. The committee also dealt with the implementation of systematic processes for risk management, accounting procedures, taxation, financial operations, insurance and pension issues, and the development of the global finance function. During the year, the new function Group Assurance was established. Group Assurance shall evaluate whether the Group has a well functioning corporate governance, risk management and internal control.

EXTERNAL AUDITORS

At the 2004 Annual Meeting of Shareholders, the audit firm KPMG Bohlins AB was appointed auditor for the period until the 2008 Annual Meeting, with Caj Nackstad as the main responsible auditor. The audit is reported to the shareholders through the audit report. Such report provides a recommendation to the shareholders for their decisions at the Annual Meeting on the adoption of the income statements and balance sheets of the Parent Company and the Group, the appropriation of the Parent Company's profit and for the discharging of the members of the Board and the President of liability for the financial year.

The audit is conducted in accordance with the Companies Act and generally accepted auditing standards, which require that the audit is planned and performed on the basis of knowledge of the Group's operations and its development and strategies. The audit includes, among other things, an examination of the observance of the Articles of Association, the Companies Act, the Annual Accounts Act, International Financial Reporting Standards (IFRS), and the disclosure standards laid down by the Stock Exchange as well as issues related to the valuation of items reported in the balance sheet and the follow-up of essential accounting processes and financial control.

The progress of the audit is regularly reported during the year to the managements of individual entities and the business areas, to Group Executive Management, the Audit Committee and to the Board of Sandvik AB.

Under the Auditors Act, the auditors are required to continuously assess their independence.

For information on fees paid to auditors, see page 56, note 3.7.

OPERATIONAL MANAGEMENT

Information on the Group's operational organization and business activities is available on the Company's website, www.sandvik.com.

The three business areas, Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology, make up Sandvik's operational structure. The presidents of the business areas report directly to the President of Sandvik AB and are responsible for the business activities of their respective areas. The business areas in turn are organized in various product areas or customer segments. Internal board meetings are held at the business area level four times a year. Sandvik's President chairs these meetings. In addition to the president and the financial manager of the business area, Sandvik's two Executive Vice Presidents, the Group's Financial Controller and the in-house general counsel normally attend these meetings.

Group Executive Management is made up by the President, the two Executive Vice Presidents, the three presidents of the business areas and the Senior Vice President Personnel. Group Executive Management meets every month and then deals with the Group's financial development, groupwide development projects, leadership and competence issues, and other strategic issues. The Group has established eight group functions responsible for group-wide activities within finance, treasury, IT, communications, internal control, legal affairs, personnel and tax. Intangible rights, patents and trademarks are managed by a separate wholly-owned group entity. In addition to Group Executive Management, business areas and group functions, there are a number of councils commissioned to coordinate groupwide strategic areas such as environment, health and safety, research and development, purchasing, IT, finance and HR.

The President and Group Executive Management are presented on page 94. For principles, remuneration and other benefits to the Group Executive Management, se pages 53–56, note 3.5.

For each country where Sandvik has a subsidiary, there is a Country Manager whose task, among other things, is to represent Sandvik in relation to public authorities in the country, to assume responsibility for comprehensive Group issues, to coordinate groupwide processes and to ensure compliance with groupwide guidelines. During 2006, also the position of Country Financial Manager was established in the larger countries where Sandvik operates. The Country Financial Manager is responsible for the coordination of finance, insurance and tax matters within the country as well as the coordination of external and internal audit.

For each such country, a member of Group Executive Management has been assigned overall responsibility for the operations in the country concerned (Group Management Representative). That member is generally superior to the country manager, and in most cases also chairman of the local board and has also a duty to ensure together with the country manager that group-wide guidelines are adhered to.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board has the overall responsibility to ensure that the Group's system for management and internal control is effective.

Control environment

The guidelines for Sandvik's operations are assembled in The Power of Sandvik, the contents of which include:

- the Group's business concept, vision, mission, strategies, objectives and values
- organization and job descriptions
- Sandvik's Code of Conduct setting out, among other things, business ethics, human rights, equal opportunity, health and safety, external environment and community involvement
- administrative procedures, guidelines and instructions (authority, authorization manual, financial reporting, risk management, personnel policy, work environment, etc.); in some markets such guidelines have furthermore been adapted to local legislation.

The Power of Sandvik is the platform for the Group's processes for internal control, risk management, and information and communication.

All employees shall comply with the guidelines in The Power of Sandvik. Every manager within the Group is responsible for ensuring that the Code of Conduct, guidelines and instructions are complied with.

The Code of Conduct covers Sandvik's internal activities, the Company's role in society and its attitude to customers, employees, suppliers, and shareholders. The Code is based on fundamental values for responsible business behavior, human rights, conditions at work and environment as described in the OECD's guidelines for multinational companies and applicable laws and regulations. In order to ensure that these guidelines and values are mirrored in Sandvik's actual behavior, monitoring and control is exercised through self-assessments, reporting of key figures as well as quarterly reporting to Group Executive Management and the Board. A committee with members from Group Executive Management regularly arranges seminars attended by managers from all the world. At such seminars, the Code of Conduct is described, discussed and transformed into local action plans.

Risk management

Effective risk management unites the operational business development with the demand for a sustainable value creation called for by shareholders and other interested parties. Risk management also aims at minimizing risks while at the same time ensuring that opportunities are utilized in the best possible way.

Risk management covers the following risk areas:

- strategic risks related to markets and industry
- commercial, operational and financial risks
- compliance with external and internal rules and regulations
- financial reporting.

The main components of risk management are identification, measurement, management, reporting, monitoring and control. A control strategy is established for each risk in order to either accept, reduce or eliminate the risk. Formal routines and processes are established for reporting, monitoring and control of risks.

The Group's risk management is integrated with planning, monitoring and control within the framework of strategic and operational management. Objectives have been established for the integrated risk management. It shall:

- create a heightened risk awareness in the organization, all the way from operational decision-makers to the Board of Directors. Transparent and consistent reporting of risks shall form the basis for a common approach to what shall be prioritized and managed
- support the Board and Executive Management in the strategic decision-making by continuous identification and evaluation of strategic risks
- contribute to improvements in operational decision-making by managers at various levels by securing the continuous evaluation and management of operational risks
- secure adequate improvements in the control of the company's exposure to risk by implementing a common model and methodology for risk management.

The risk exposure varies between the various lines of business, as does the responsibility to identify, measure and manage the risks. The Group has established a groupwide risk management model with common definitions, reporting formats and processes, which at the same time makes it possible for each business area to identify and manage its specific risks.

The organization of internal control over financial reporting

During 2006, a project aiming at the identification and management of risks related to the Group's financial reporting was carried out. The project comprised a survey and description of internal control over financial reporting at group level and at selected reporting business units.

Sandvik's organization allows for continuous work to maintain the internal control over financial reporting in accordance with the five components of the so-called COSO framework. The components control environment and risk assessment have been described above. Work on the remaining three components, i.e. control activities, information and communication, and monitoring are dealt with below.

Control activities have been implemented in all areas affecting financial reporting. At business and product areas, controllers are responsible for the maintaining of internal control within their respective areas of responsibility. They monitor the operations performing analytical controls such as trend analyses, follow-up of forecasts and budgets, analyses of results and balance sheet items, and by reconciling accounts. The result of this work is regularly reported to management and Group functions concerned. The functions regularly monitor their respective areas of responsibility in order to identify potential risks and errors, when necessary coordinating that work with business areas and reporting units. Group Financial Control, Group Business Control and Group Assurance all have a special responsibility for internal control over financial reporting.

Financial reports on the Group's financial position and the development of results of operations are regularly submitted to the Board. The Board deals with all quarterly interim reports as well as the annual report prior to the publishing of these reports and monitors the examination of internal control conducted by Group Assurance and by the external auditors.

At Sandvik, there is also a system for internal board meetings at the various units with a formal agenda including monitoring and decisions relating to financial information.

Governing documents such as policies and instructions are regularly updated on the Company's intranet, which is available to all employees. Also reporting requirements are updated on the intranet and communicated through formal as well as informal channels and at recurrent meetings and conferences.

Information to external parties is regularly communicated on Sandvik's website containing news and press releases. Quarterly interim reports are externally published supplemented by meetings between investors and executives. In addition, there is an established agenda for communicating information on shareholders' meetings and other information to owners.

Each business manager is ultimately responsible for the continuous follow-up of a unit's financial information. In addition, the information is followed-up at business area level, by group councils, the executive management and by the Board.

The Group function, Group Assurance, has been assigned the task to continuously follow-up how well internal control, corporate governance and risk management functions. During 2006, Group Assurance made such follow-ups of a number of major units and processes. These assignments are continuously reported to the Audit Committee, the CFO and to local management.

Group Assurance

A new Group function, Group Assurance, was established as from 1 January, 2006. It is assigned by the Board and the Audit Committee to evaluate whether the Group has a well-functioning corporate governance, internal control and risk management.

The purpose of the activities of Group Assurance is to support the creation of business value in the Group. It shall thus ensure that well-functioning risk management and internal control have been established and are functioning well. It shall further suggest improvements in the areas of corporate governance, internal control and risk management. The independence of the Group Assurance function is ensured by its reporting to the Audit Committee. Functionally, the head of Group Assurance reports to Sandvik's Executive Vice President and CFO.

Group Assurance conducts its internal audits through Sandvik Group Audit Teams consisting of minimum one person from Group Assurance and representatives from the business areas and the group functions. The internal audits are based on the Group's guidelines and policies for corporate governance, risk management and internal control relating to, among other things, financial reporting, compliance with the Code of Conduct and IT. The examination leads up to actions and programs for improvement. The teams report to Group and business area management and to the Audit Committee.

Board of Directors and auditors

MEMBERS OF THE BOARD

Clas Åke Hedström, b. 1939. Chairman since 2002, Director of Sandvik AB since 1994. Education and business experience: MSc. Eng. President and CEO of Sandvik AB 1994–2002. President of Sandvik Tooling business area 1980–1994 and various positions within Sandvik Coromant 1965–1980. Current Board assignments: Director of AB SKF. Shareholding in Sandvik (own and closely related persons): 225,000. Employee stock options: 0.

Lars Pettersson, b. 1954. Director of Sandvik AB since 2002. Education and business experience: MSc. Eng., PhD Honorary. President and Chief Executive Officer of Sandvik AB since 2002. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002. Various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Skanska AB, Teknikföretagen and the Royal Institute of Technology in Stockholm. Shareholding in Sandvik (own and closely related persons): 91,570. Employee stock options: 10,000.

Georg Ehrnrooth, b. 1940. Director of Sandvik AB since 1997. Education and business experience: Graduate engineer, D.Tech. Honorary. President of Metra Oyj (currently Wärtsilä Oyj Abp) 1991–2000, President of Lohja Oyj Abp 1979–1991, various positions in production and management within Wärtsilä Oyj Abp 1965–1979. Current Board assignments: Chairman of the Board of Sampo plc, Vice Chairman of Rautaruuki Oyj. Director of Oy Karl Fazer Ab and Nokia Oyj. Shareholding in Sandvik (own and closely related persons): 55,000.

Sigrun Hjelmquist, b. 1956. Director of Sandvik AB since 2003. Education and business experience: MSc. Eng., Eng. Licentiate. Chairman of and Partner in Sight Executive Group since 2005, Partner in BrainHeart Capital AB 2000–2005, President of Ericsson Components AB 1998–2000, various positions within the Ericsson Group 1979–1998. Current Board assignments: Director of Svenska Handelsbanken AB, IBS AB, E.ON Sverige AB, RAE Systems Inc, Audiodev AB, Au Systems AB and Symsoft AB. Shareholding in Sandvik (own and closely related persons): 5,000.

Fredrik Lundberg, b. 1951. Director of Sandvik AB since 2006. Education and business experience: MSc. Eng., B.Sc. (Econ.), D.Econ Honorary, D.Tech. Honorary. Active in LE Lundbergföretagen AB since 1977 and Chief Executive Officer since 1981. Current Board assignments: Chairman of the Board of Cardo AB, Holmen AB, Hufvudstaden AB, Director of Svenska Handelsbanken AB, AB Industrivärden, LE Lundbergföretagen AB and NCC AB. Shareholding in Sandvik (own and closely related persons): 2,450,000, via LE Lundbergföretagen AB 9,000,000 and via AB Industrivärden 130,000,000.

Anders Nyrén, b. 1954. Director of Sandvik AB since 2002. Vice Chairman of the Board. Education and business experience: B.Sc. (Econ.), MBA. President and Chief Executive Officer of AB Industrivärden since 2001, Executive Vice President and CFO of Skanska AB 1997–2001, various executive positions within AB Wilhelm Becker, STC Scandinavian Trading Co AB, STC Venture AB, OM International AB, Securum AB and Nordbanken 1979–1997. Current Board assignments: Chairman of Association of Exchange-listed Companies and the Association for Good Practices on the Securities Market, Vice Chairman of Svenska Handelsbanken AB, Director of Ericsson, SCA, Skanska AB, SSAB, and Ernströmgruppen. Shareholding in Sandvik (own and closely related persons): 2,500.

Egil Myklebust, b. 1942. Director of Sandvik AB since 2003. Education and business experience: LLB. Chief Executive Officer of Norsk Hydro 1991–2001, President of Næringslivets hovedorganisajon 1989–1990, President of Norsk Arbeidsgivareforening 1987–1988, various executive positions within Norsk Hydro 1971–1987. Consultant to the National Insurance Administration 1968–1971. Current Board assignments: Chairman of the Board of SAS, Director of University Board (University of Oslo) and Vetco International Ltd. Shareholding in Sandvik (own and closely related persons): 5,000.

Hanne de Mora, b. 1960. Director of Sandvik AB since 2006. Education and business experience: B.Sc. (Econ.), Bachelor's degree of Business Administration IESE, Barcelona. One of the founders and owners, also Chairman of the Board of the management company a-connect (group) ag since 2002, partner in McKinsey & Company Inc. 1989–2002, various positions within brand management and controlling within Procter & Gamble 1986–1989. Current Board Asignments: Director of Telenor ASA and Tomra Systems ASA. Shareholdings in Sandvik (own and closely related persons): 0.

Tomas Kärnström, b. 1966. Director of Sandvik AB since 2006 (Employee representative). Education and business experience: Principal safety representative Sandvik Materials Technology. Various positions within Sandvik since 1986. Current Board Assignments: – . Shareholdings in Sandvik (own and closely related persons): 2,655.

Göran Lindstedt, b. 1942. Director of Sandvik AB since 1989 (Employee representative). Education and business experience: Chairman, Sandvik AB Union Committee, Industrial Salaried Employees' Association. Various positions within Sandvik since 1965. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 9,460.

DEPUTY MEMBERS

Bo Westin, b. 1950. Director of Sandvik AB since 1999 (Employee representative). Education and business experience: Chairman Union Committee, Metal Workers' Union, Sandvik Rotary Tools AB, Köping. Various operator positions within Sandvik Mining and Construction since 1973. Volvo Köpingverken 1971–1972, Köpings Mekaniska Verkstad 1968–1970. Current Board assignments: Director of Sandvik Rotary Tools AB. Shareholding in Sandvik (own and closely related persons): 325.

Mette Ramberg, b. 1961. Director of Sandvik since 2006 (Employee representative). Education and business experience: Master of Engineering NTH Norway. Consultant in materials- and welding technology in Norway 1986–1997, research engineer at Sandvik Materials Technology since 1997. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 825.

Percy Barnevik, Honorary Chairman, b. 1941. Chairman of the Board of Sandvik AB 1983–2002.

AUDITORS

Caj Nackstad, b. 1945. Auditor in charge, Authorized Public Accountant, KMPG. Other auditing assignments: Bilia, Billerud, Castellum, Hagströmer & Qviberg, Nordea, Scania, Skanska and Öresund. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 0.

BOARD SECRETARY

Bo Severin, b. 1955. Secretary to the Sandvik Board of Directors since 2000. Education and business experience: LLB. General Counsel in Sandvik AB. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 4,060. Employee stock options: 3,000.

Information regarding Board assignments and holdings of shares and employee stock options is as of 1 January 2007.

Group Executive Management and Group staffs

Lars Pettersson, b. 1954. President and CEO of Sandvik AB since 2002. Education and business experience: MSc. Eng., PhD Honorary. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002, various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Skanska AB, Teknikföretagen and the Royal Institute of Technology in Stockholm. Shareholding in Sandvik (own and closely related persons): 91,570. Employee stock options: 10,000.

Peter Larson, b. 1949. Executive Vice President and CIO of Sandvik AB since 2004. Education and business experience: B.Sc. (Econ.). Executive Vice President and CFO of Sandvik AB 2000–2004, Executive Vice President of Kanthal 1992–2000, Administration Manager, Uddeholm Tooling 1989–1992, controller positions within Härnösands Grafit AB, Kanthal AB and Asea/ABB 1974–1989. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 16,325. Employee stock options: 15,000.

Per Nordberg, b. 1956. Executive Vice President and CFO of Sandvik AB since 2004. Education and business experience: B.Sc. (Econ.). CFO, OMX 2002–2004, Group Treasurer, AstraZeneca Plc 1999–2002, Group Treasurer, Astra 1995–1999, other senior finance positions within Atlas Copco 1981–1994. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 0. Employee stock options: 0.

Carina Malmgren Heander, b. 1959, Senior Vice President Personnel of Sandvik AB since 2003. Education and business experience: B.Sc. (Econ.), Senior Vice President Personnel, ABB AB 1998–2003, Project Manager at Adtranz Signal (currently Bombardier) 1989–1998. Current Board assignments: Director of Seco Tools AB, Cardo AB, and IFL at the Stockholm School of Economics. Shareholding in Sandvik (own and closely related persons): 1,250. Employee stock options: 5,000.

Anders Thelin, b. 1950. President of Sandvik Tooling business area since 2000. Education and business experience: MSc. Eng. Various positions within Sandvik Coromant 1976–2000. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 15,645. Employee stock options: 20,500.

Lars Josefsson, b. 1953. President of Sandvik Mining and Construction business area since 2003. Education and business experience: MSc. Eng. President, ABB STAL/ALSTOM Sweden AB 1998–2003. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 10,000. Employee stock options: 5,000.

Peter Gossas, b. 1949. President of Sandvik Materials Technology business area since 2001. Education and business experience: MSc. Eng. Avesta Polarit 1986–2001, SSAB 1974–1986. Current Board assignments: –. Shareholding in Sandvik (own and closely related persons): 120. Employee stock options: 5,000.

GROUP STAFFS

Business Control	Andreas Burman
Business Development and IT	Peter Larson
Communications	Anders Wallin
Financial Control	Björn Wahlborg
Group Assurance	Heléne Gunnarson
Intellectual Property	Lennart Tâquist (until 28 Feb 2007), Henrik Hägglöf (from 1 March 2007)
Investor Relations	Jan Lissåker
Legal Affairs	Bo Severin
Personnel	Carina Malmgren Heander
Taxes and Financial Projects	Thomas B. Hjelm
Financial Services	Anders Örbom

Information regarding Board assignments and holdings of shares and employee stock options is as of 1 January 2007.

Financial key figures

KEY FIGURES (IFRS based from 2004, earlier years in accordance with previous GAAP.)

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Invoiced sales, SEK M	72 289	63 370	54 610	48 810	48 700	48 900	43 750	39 300	42 400	34 119
Change, %	+14	+16	+12	0	0	+12	+11	-7	+24	+21
of which organic, %	+14	+14	+15	+5	-7	+3	+12	-8	+1	+4
of which structural, %	+1	-1	-1	+2	+10	+1	-4	-1	+22	+10
of which currency, %	-1	+3	-2	-7	-3	+8	+3	+2	+1	+6
Operating profit, SEK M	12 068	9 532	7 578	4 967	5 771	6 103	6 327	4 425	4 595	4 370
as % of invoicing	17	15	14	10	12	12	14	11	11	13
Profit after financial items, SEK M	11 113	8 819	6 877	4 187	5 063	5 606	5 804	5 465	3 935	4 205
as % of invoicing	15	14	13	9	10	11	13	14	9	12
Consolidated net profit for the year, SEK M	8 107	6 392	5 111	2 788	3 436	3 688	3 712	3 620	2 095	2 725
Shareholders' equity, SEK M	27 198	24 507 1)	23 551 1)	21 440	23 205	23 972	23 019	20 109	18 621	17 414
Equity/Assets ratio, %	41	41	46	46	48	50	55	52	47	47
Net debt/equity ratio, multiple	0.6	0.7	0.5	0.5	0.5	0.4	0.3	0.3	0.4	0.4
Rate of capital turnover, %	115	112	108	98	97	102	104	95	104	96
Cash and cash equivalents, SEK M	1 745	1 559	1 720	1 972	2 175	2 258	2 097	2 369	1 800	2 494
Return on shareholders' equity, %	31.8	27.4	21.7	12.8	14.9	15.5	17.3	12.4 2)	11.9	14.3
Return on capital employed, %	27.6	23.7	20.5	13.4	15.4	17.4	20.3	15.1 2)	16.3	17.7
Investments in property, plant and equipment, SEK M	4 801	3 665	2 967	3 153	2 357	2 627	2 087	1 875	2 811	2 353
Total investments, SEK M	6 081	3 950	3 278	3 260	5 066	4 083	2 670	2 233	3 202	6 644
Cash flow from operations, SEK M	8 170	7 266	5 322	6 421	7 190	5 093	4 476	3 394	3 919	4 984 3)
Cash flow, SEK M	357	-380	-207	-104	48	73	-334	577	-791	-2 035 3)
Number of employees, 31 December	41 743	39 613	38 421	36 930	37 388	34 848	34 742	33 870	37 520	38 406

1) Total equity, including minority interest. 2) Excluding items affecting comparability. 3) In accordance with earlier definition.

PER-SHARE DATA, SEK

(From 2004 in accordance with IFRS. Earlier years in accordance with previous GAAP. All historical figures are adjusted taking into account the 5:1 split.)

		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Basic earnings1)		6.45	4.95	3.85	2.20	2.70	2.85	2.85	2.80	1.60	2.00
Diluted earnings2)		6.45	4.90	3.75	2.15	2.70	2.85	2.80	2.75	1.60	
Equity		22.00	19.80	18.30	17.20	18.60	19.10	17.80	15.50	14.40	13.50
Dividend (2006 as proposed)		3.25	2.70	2.20	2.10	2.00	1.90	1.80	1.60	1.40	1.40
Direct return3), %		3.3	3.6	4.1	4.2	5.2	4.2	4.0	3.0	5.0	3.1
Payout percentage4), %		50	55	57	94	73	66	63	57	86	69
Quoted prices, Sandvik share,	highest	106.00	79	56	50	52	49	62	56	50	54
	lowest	70.50	54	46	35	38	35	36	27	27	36
	year-end	99.50	74	54	50	39	45	45	54	28	45
No. of shares at year-end, million		1 186.3	1 186.3	1 235.2	1 250.1	1 250.1	1 255.1	1 293.5	1 293.5	1 293.5	1 293.5
Average no. of shares, million		1 186.3	1 216.9	1 255.8	1 250.1	1 252.5	1 277.6	1 293.5	1 293.5	1 293.5	1 343.0
P/E ratio5)		15.4	15.0	13.9	22.1	14.2	15.6	15.9	19.1	17.4	22.3
Quoted price, % of equity6)		452	374	293	288	209	235	255	344	196	336

Notes:
1) Profit for the year per share.
2) Profit for the year per share after dilution.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by basic earnings per share.
5) Market price of share at year-end in relation to earnings per share.
6) Market price of share at year-end, as a percentage of equity per share.

Definitions, page 50.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT AND OPERATING MARGIN					
	2006	2005	2004	2006		2005		2004	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	22 477	20 847	19 227	5 191	23	4 420	21	3 864	20
Sandvik Mining and Construction	25 001	20 560	16 617	3 672	15	2 654	13	1 829	11
Sandvik Materials Technology	19 337	17 003	14 423	2 324	12	1 729	10	1 354	9
Seco Tools	5 436	4 919	4 312	1 266	23	1 100	22	840	19

Annual Meeting, payment of dividend

ANNUAL MEETING

The Annual Meeting will be held at Jernvallen, Sandviken, Sweden on Thursday 26 April 2007 at 5:00 p.m.

Shareholders wishing to attend the Meeting must notify the Company either by letter to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, Sweden or by telefax +46 26 26 10 86, or by telephone +46 26 26 09 40 from 9.00 a.m. to 12.00 noon and 1.00 p.m. to 4.00 p.m. on weekdays, or via the Internet on the Group's web site (www.sandvik.se). Notification must reach Sandvik AB not later than 3.00 p.m. on Friday 20 April 2007. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by VPC AB not later than Friday 20 April 2007 to establish their right to attend the Meeting. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than Friday 20 April 2007 to establish their right to attend the meeting. Note that this procedure also applies to shareholders using a bank's shareholder deposit account and/or trade via the Internet.

In notification of your intent to attend the Meeting, please state your name, personal or corporate registration number, address and telephone number, and details of any assistants. If you plan to be represented at the Meeting by proxy, notice must be given to Sandvik AB prior to the Meeting.

PAYMENT OF DIVIDEND

The Board and the President propose that the Meeting declare a dividend of SEK 3.25 per share for 2006.

The proposed record date is Wednesday 2 May 2007. If this proposal is adopted by the Meeting, it is expected that dividends will be paid on Monday 7 May 2007. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. To facilitate the distribution, shareholders who have changed address should report their change of address to their bank in sufficient time prior to the record date. Sandvik's Board of Directors also proposes that the Annual Meeting decide on a mandatory redemption procedure through which about SEK 3.6 billion, or SEK 3.00 per share, is distributed to the shareholders.

SANDVIK'S ANNUAL REPORT

Sandvik's Annual Report for 2006 comprises the formal financial reporting, that is, the Board of Directors' report, income statements and balance sheets, with accompanying notes, etc., and is printed separately in a reduced number of copies for the shareholders who have ordered the printed reports. The general information that was previously included in the annual report is now printed separately under the title The Sandvik World and is distributed to all shareholders. The formal Annual Report is available on the Group's website (www.sandvik.com) and can be ordered in printed form.

FINANCIAL INFORMATION

Annual Report 2006	April 2007
The Sandvik World 2006/2007	April 2007
First-quarter Report	26 April 2007
Annual Meeting	26 April 2007
Second-quarter Report	19 July 2007
Third-quarter Report	26 October 2007
Report on Operations in 2007	31 January 2008
Annual Report 2007	April 2008
The Sandvik World 2007/2008	April 2008
First-quarter Report	29 April 2008
Annual Meeting	29 April 2008

Financial information can be ordered from
Sandvik AB
Group Communications
SE-811 81 Sandviken, Sweden
Telephone +46 26 26 10 47

www.sandvik.com

PRODUCTION: SANDVIK AB / EHRENSTRÅHLE BBDO PREPRESS: C2 PRINT: EDITA, VÄSTERÅS

END

SANDVIK